PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 5, 2001)

                                12,400,000 Shares

                         [LOGO] Allegheny Energy, Inc.

                                  Common Stock

                             ---------------------

     Allegheny Energy is offering 12,400,000 shares of common stock. The common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "AYE". The last reported sale price of the common stock on the New York Stock Exchange on April 26, 2001 was $48.70 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                             ---------------------

                                                   PER SHARE         TOTAL
                                                   ---------         -----
Initial price to public ...........................  $48.25       $598,300,000
Underwriting discounts ............................  $ 1.45       $ 17,980,000
Proceeds, before expenses, to Allegheny Energy ....  $46.80       $580,320,000

     Allegheny Energy has granted the underwriters a 30-day option to purchase up to 1,860,000 additional shares at the initial price to public, less the underwriting discounts, to cover over-allotments.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

                             ---------------------

     The underwriters expect to deliver the shares against payment in New York, New York on or about May 2, 2001.

                             ---------------------
                           JOINT BOOK-RUNNING MANAGERS

GOLDMAN, SACHS & Co.                                         MERRILL LYNCH & CO.

                             ---------------------

                                   CO-MANAGERS

BANC OF AMERICA SECURITIES LLC

                JPMORGAN

                              SALOMON SMITH BARNEY

                                                  SUNTRUST EQUITABLE SECURITIES

                             ---------------------

            The date of this prospectus supplement is April 26, 2001.

                                ALLEGHENY ENERGY
                     PRESENT AND FUTURE GENERATING CAPACITY


                               [GRAPHIC OMITTED]




[] AREAS WHERE ALLEGHENY ENERGY PROVIDES ENERGY AND RELATED SERVICES + GENERATING STATIONS-UNDER DEVELOPMENT/PENDING ACQUISITION
o  GENERATING STATIONS IN OPERATION AS OF 2/1/01
*  CONTRACTUALLY CONTROLLED CAPACITY

                                TABLE OF CONTENTS
                              PROSPECTUS SUPPLEMENT

                                                                       PAGE

About this Prospectus Supplement ..................................      ii
Prospectus Supplement Summary .....................................     S-1
Use of Proceeds ...................................................     S-8
Price Range of Common Stock .......................................     S-9
Dividends .........................................................     S-9
Capitalization and Short-Term Debt ................................    S-10
Selected Financial Information ....................................    S-11
Review of Recent Operating Results and Financial Condition ........    S-13
Business ..........................................................    S-29
Management ........................................................    S-34
Certain United States Tax Consequences to
  Non-U.S. Holders of Common Stock ................................    S-35
Underwriting ......................................................    S-38
Validity of the Common Stock ......................................    S-39
Experts ...........................................................    S-39
Index to Financial Statements .....................................     F-1


                                   PROSPECTUS

About this Prospectus .............................................       2
Risk Factors ......................................................       2
Forward-Looking Statements ........................................       7
About Allegheny Energy, Inc. ......................................       7
Use of Proceeds ...................................................       7
Description of the Common Stock ...................................       8
Stockholder Protection Rights Agreement ...........................       9
Plan of Distribution ..............................................      10
Validity of the Common Stock ......................................      10
Experts ...........................................................      10
Where You Can Find More Information ...............................      11

                             ---------------------

     You should only rely on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell these securities. The information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus may only be accurate on the date of the document containing the information.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering or which may have been updated by the prospectus supplement.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Allegheny Energy," "we," "us" and "our" or similar terms are to Allegheny Energy, Inc. and its subsidiaries, including Allegheny Energy Supply Company, LLC, Monongahela Power Company, The Potomac Edison Company, West Penn Power Company and Allegheny Ventures, Inc.

--------------------------------------------------------------------------------

                          PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ TOGETHER WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL OF THE FOLLOWING INFORMATION ASSUMES THAT THE UNDERWRITERS HAVE NOT EXERCISED THEIR OPTION TO PURCHASE UP TO AN ADDITIONAL 1,860,000 SHARES OF COMMON STOCK WITHIN 30 DAYS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                             ALLEGHENY ENERGY, INC.

     We are a diversified utility holding company operating in three principal business segments:

ALLEGHENY SUPPLY: UNREGULATED GENERATION BUSINESS

     Allegheny Energy Supply Company, LLC, which we refer to as Allegheny Supply, is a rapidly growing merchant energy company with a large competitive generation fleet consisting of 14,174 megawatts, or MW, of capacity owned, pending transfer or announced as being controlled, acquired or developed. Allegheny Supply currently owns 6,472 MW of generating capacity in the East Central United States and has the contractual right to control a further 1,000 MW in California. In addition, Allegheny Supply is developing a national platform through the announced acquisition, development or pending transfers of an additional 6,702 MW in the East Central, Midwestern and Southwestern regions of the United States. This additional capacity includes the pending acquisition of 1,710 MW of peaking capacity located in Illinois, Indiana and Tennessee, and the pending transfer of 2,434 MW from Monongahela Power, one of our regulated utility subsidiaries. Allegheny Supply's generation assets are managed as an integrated portfolio with trading, marketing and risk management.

ALLEGHENY POWER: REGULATED UTILITY BUSINESS

     Three of our regulated utility subsidiaries -- Monongahela Power Company, The Potomac Edison Company and West Penn Power Company -- are well-established and efficient transmission and distribution companies that conduct business as Allegheny Power. Allegheny Power delivers electricity to a customer base of approximately 1.5 million customers in regions in Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Monongahela also owns 2,434 MW of generation assets serving utility customers in West Virginia and Ohio. We expect 352 MW of these assets to be transferred by Monongahela Power to Allegheny Supply in the second quarter of 2001, and a further 2,083 MW to be transferred once tax changes related to the deregulation of the wholesale power market in West Virginia have been passed by the West Virginia legislature or the West Virginia Public Service Commission takes regulatory action. In addition, through the acquisition of Mountaineer Gas Company and the acquisition of the assets of West Virginia Power, Allegheny Power also distributes natural gas to approximately 230,000 customers, making it the largest natural gas delivery company in West Virginia. Recognizing its high standards of customer service, JD Power has ranked Allegheny Power second in customer satisfaction among electric utilities in the eastern United States for each of the last two years.

ALLEGHENY VENTURES: OTHER NON-UTILITY BUSINESSES

     Allegheny Ventures, Inc. consists of our other non-utility businesses which are primarily in the telecommunications and energy-related areas. The two most significant of these are Allegheny Communications Connect, Inc. and Allegheny Energy Solutions, Inc. Allegheny Communications Connect owns and operates a growing network of fiber optic cable. Allegheny Energy Solutions provides installation and maintenance of distributed generation equipment, as well as power quality and load management services to data intensive businesses, such as in the telecommunications, financial services and healthcare industries.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                             ALLEGHENY ENERGY, INC.
        ------------------------------------------------------------------------
        |                ALLEGHENY POWER                                        |
        |                West Penn Power Company                                |
 ALLEGHENY ENERGY        The Potomac Edison Company                             |
SUPPLY COMPANY, LLC      Monongahela Power Company                   ALLEGHENY VENTURES, INC.
       |                   Mountaineer Gas Company                              |
       |                                                                        |
 ALLEGHENY ENERGY                                                     ----------------------
GLOBAL MARKETS, LLC                                            ALLEGHENY ENERGY        ALLEGHENY
                                                               SOLUTIONS, INC.      COMMUNICATIONS
                                                                                     CONNECT, INC.

                               RECENT DEVELOPMENTS

ENERGY TRADING BUSINESS

     On March 16, 2001, we acquired the Energy Trading Business of Merrill Lynch Capital Services, Inc., which now operates as Allegheny Energy Global Markets, LLC, a subsidiary of Allegheny Supply. The Energy Trading Business significantly enhances our existing wholesale marketing, power trading, fuel procurement, customized energy solutions and risk management activities and also enables us to trade structured energy products. By acquiring this expertise in nation-wide trading, market analysis and risk management, we are better able to expand and compete outside our traditional regions. According to POWER MARKETS WEEK, the combined volumes traded during 2000 by Allegheny Supply and the Energy Trading Business would have ranked us as the thirteenth largest power marketer in the United States.

     On March 22, 2001, we announced that Allegheny Supply had entered into a long-term, $4.5 billion power sales agreement with the California Department of Water Resources. Under this contract, we have committed to supply the State of California with up to 1,000 MW of electricity over a 10-year period. Deliveries of power have begun, with contract volumes increasing from 150 MW to 1,000 MW over the term of the contract. We will supply this power primarily through our contractual right to control 1,000 MW of generation capacity in California, which we acquired as part of the acquisition of the Energy Trading Business.

MIDWEST ASSETS ACQUISITION

     On November 14, 2000, we announced the purchase from Enron North America Corp. of three natural gas-fired merchant generating facilities totaling 1,710 MW of peaking capacity in Illinois, Indiana and Tennessee. These generating facilities include the 656 MW Lincoln Energy Center natural gas-fired peaking plant in Illinois, the 508 MW Wheatland natural gas-fired plant in Indiana and the 546 MW Gleason natural gas-fired peaking plant in Tennessee. We believe these assets will contribute to our growth in becoming a national energy supplier. The value of these assets is enhanced by their location, which allows them to be a provider of ancillary service support to the transmission systems in these regions. All or most of the proceeds from this offering will be used to fund a portion of the $1.028 billion purchase price for these three assets. We expect this acquisition to close by May 31, 2001, before the peak summer season normally begins.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PARTICIPATION IN THE PJM INTERCONNECTION

     On March 15, 2001, we, together with the Pennsylvania-Jersey-Maryland Interconnection, known as the PJM, filed an application with the Federal Energy Regulatory Commission seeking approval of a new market structure to be known as PJM-West. Allegheny Power is the first entity to commit to this proposed westward expansion of the PJM market. Through PJM-West, we will improve our access to the PJM market, one of the most liquid and active power markets in the nation, which will diversify the suppliers from which our transmission and distribution subsidiaries can source power as well as allow Allegheny Supply to expand its market reach.

OTHER RECENT SIGNIFICANT ACQUISITIONS AND DEVELOPMENTS

     Since January 2000, we have also announced:

     o The construction of a 1,080 MW base-load natural gas-fired, combined cycle facility in La Paz County, Arizona with an expected commercial operation date of 2005.

     o The construction of a 630 MW intermediate-load and peaking natural gas-fired facility in St. Joseph County, Indiana with expected commercial operation dates of 2003 for the peaking facility and 2005 for the intermediate-load facility.

     o The construction of a 540 MW combined-cycle generating plant in Springdale, Pennsylvania, which we will initially lease upon commencement of commercial operation, expected to be in 2003.

     o The installation of five 44 MW simple-cycle combustion turbines in various parts of Pennsylvania.

     o The acquisition of Mountaineer Gas Company, a natural gas distribution company serving approximately 205,000 retail natural gas customers in West Virginia, owning 4,000 miles of natural gas distribution pipelines and 11.7 billion cubic feet of natural gas storage capacity.

                                  OUR STRATEGY

     Our strategy is to transform our generating business from a regional operator of formerly regulated utility generation assets to a competitive national energy merchant with sophisticated energy marketing and structured trading capabilities. We intend to expand our energy delivery business while continuing to offer "best-in-class" transmission and distribution services in the East Central United States. We expect to grow our net income by an average of more than 10% per year over the next five years. We plan to implement our strategy as follows:

     o MAXIMIZE THE VALUE OF OUR LOW-COST TRANSFERRED ASSETS THROUGH PORTFOLIO OPTIMIZATION. We are combining the energy marketing, trading, fuel procurement and risk management expertise of the Energy Trading Business with our existing skills in these areas in order to optimize the performance of our unregulated generating assets, which were previously operated as part of a vertically integrated utility.

     o EXPAND NATIONALLY WITH A GENERATING PORTFOLIO DIVERSE IN FUEL TYPE, DISPATCH AND GEOGRAPHY. We plan to pursue attractive opportunities for expanding our generation capacity through acquisitions, development and other contractual control arrangements in targeted regions of the United States. Contractual control arrangements generally allow us to maintain a lower capital commitment and permit a faster time-to-market than if we were to build facilities ourselves. Through our acquisition and development program, we are adding new peaking and intermediate units to diversify our generating asset and fuel mix portfolios geographically and by equipment type. We also intend to acquire or control natural gas reserves and natural gas transportation and storage capacity in targeted regions throughout the United States. We believe that the physical and financial commodity market skills of our Energy Trading Business will allow us to trade natural gas, source fuel supplies, help manage our fuel and dispatch risk to developing market conditions and better control our costs of production. As a result, we expect to be able to achieve more stable cash flows, increase our earnings and optimize our portfolio of power sales to our wholesale customers.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     o DEVELOP CUSTOMIZED STRUCTURED ENERGY MANAGEMENT SOLUTIONS. Our acquisition of the Energy Trading Business enhances our existing wholesale marketing, power trading, fuel procurement, and comprehensive risk management services, and enables us to offer structured trade and customized energy-related solutions to our wholesale customers.

     o DIVERSIFY OUR POWER SOURCE SUPPLY AND EXPAND OUR MARKET REACH THROUGH THE PJM-WEST MARKET. Through PJM-West, we will have improved access to the PJM market, one of the most liquid and active power markets in the United States. This will diversify the suppliers from which our transmission and distribution subsidiaries can source power as well as allow Allegheny Supply to expand its market reach.

     o EXPAND THE CUSTOMER BASE OF OUR TRANSMISSION AND DISTRIBUTION SUBSIDIARIES THROUGH NEW PRODUCT AND SERVICE OFFERINGS AND THROUGH SYNERGISTIC AND STRATEGIC ACQUISITIONS. Allegheny Power's strategy is to build upon its reputation of efficiently delivering electricity with high levels of customer satisfaction in order to expand its line of value-added products and services as well as its service territory. We also expect to pursue additional acquisitions in areas adjacent to or near our existing service territory in the East Central United States.

     o CONTINUE GROWING EARNINGS FROM ALLEGHENY VENTURES. It is our objective that Allegheny Ventures supplement our earnings growth by engaging in energy-related business opportunities that have the potential to deliver high rates of return. By optimizing the use of our transmission and distribution assets, we believe that additional business opportunities exist in the telecommunications industry. Furthermore, we believe that business opportunities also exist in the financial services and healthcare industries, which demand reliable and high-quality energy and energy-related products.

     o MAXIMIZE THE VALUE OF OUR GENERATING ASSETS AND OUR FINANCIAL AND OPERATIONAL STRATEGIES. We expect our unregulated generation activities to grow rapidly, which will require the extensive use of the capital markets to finance our growth for several years to come. Our management is considering the suitability of various alternatives, which could include converting our unregulated generation subsidiary, Allegheny Supply, into a stock corporation, selling a portion of its stock through an initial public offering or combining an initial public offering with a subsequent spin-off of Allegheny Supply stock to our stockholders. We believe that the legal separation of Allegheny Supply from us may allow us to raise capital more efficiently because it would separate growth from income oriented investors, separate the risks of our regulated business from our unregulated businesses for investors and creditors, and optimize the capital structure appropriate for the growth, financial and credit characteristics of each business.

                             COMPETITIVE ADVANTAGES

     We believe that we are well-positioned to become one of the premier energy companies in the United States due to our large and cost-efficient generation fleet, our established transmission and distribution infrastructure and our extensive market and financial knowledge. Our significant competitive advantages include:

     o A generation fleet of over 9,100 MW of mostly coal-fired base-load generating assets as of March 31, 2001, of which 6,108 MW has been transferred to Allegheny Supply by our regulated utility subsidiaries with a book value at the time of transfer of approximately $261 per kilowatt, or kW. We expect 352 MW to be transferred by Monongahela Power to Allegheny Supply in the second quarter of 2001, and a further 2,083 MW to be transferred by Monongahela Power to Allegheny Supply once tax changes related to the deregulation of the wholesale power market in West Virginia have been passed by the West Virginia Legislature or the West Virginia Public Service Commission takes regulatory action.

     o Low fuel, operation and maintenance costs in our generation operations, averaging approximately $16 per MWh. This low-cost structure reflects our predominant use of coal as a fuel and low transportation costs due to the location of our generating facilities in the Appalachian coal-mining region.

     o A strong and expanding program to add generating capacity through development, asset acquisitions and contractual control arrangements.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     o An experienced national energy management team with state-of-the-art energy trading and risk management models, systems and infrastructure.

     o Strong transmission interconnections that enable us to sell power from our generation facilities in the East Central regions of the United States to the six most liquid power trading hubs east of the Mississippi River.

     o A stable utility service territory that has demonstrated steady demand growth over the long term.

     o An established reputation as an efficient service provider with a recognized high level of customer satisfaction, as reflected in JD Power surveys that ranked us second in customer satisfaction among investor-owned electric utilities in the eastern United States for each of the last two years.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

 Common stock offered ....................... 12,400,000 shares


 Common stock to be outstanding
   immediately after the offering ........... 122,836,317 shares


 Use of proceeds ............................ All or a portion of the proceeds will be used to fund the
                                              acquisition by Allegheny Supply of
                                              generating facilities located in
                                              Illinois, Indiana and Tennessee.
                                              Any proceeds not used in the
                                              acquisition of the generating
                                              facilities will be used by
                                              Allegheny Energy or Allegheny
                                              Supply for general corporate
                                              purposes.

 Listing .................................... NYSE, Chicago Stock Exchange,
                                              Pacific Exchange


 Symbol ..................................... AYE

 Common stock price range (January 1, 2000-
   April 26, 2001) .......................... $23.625 - $49.39

 Book value per share (December 31, 2000) ... $15.76

 Indicated annual dividend rate ............. $1.72

     The number of shares of common stock offered and to be outstanding immediately after this offering does not include 1,860,000 shares of common stock that the underwriters have an option to purchase from us within 30 days of the date of this prospectus supplement.

     The number of shares of common stock outstanding immediately after this offering also does not include shares issuable upon the exercise of outstanding stock options, which constituted 1,765,700 shares as of December 31, 2000.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary of consolidated financial information set forth below should be read in conjunction with our consolidated financial statements and the related notes and with "Selected Financial Information" and "Review of Recent Operating Results and Financial Condition" included elsewhere in this prospectus supplement and with the documents incorporated by reference in the accompanying prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------------------------
                                             2000            1999          1998           1997           1996
                                          ----------      ----------    ----------     ----------     ----------
                                                      (Dollars in thousands, except per share data)
CONSOLIDATED STATEMENT
  OF OPERATIONS:
Operating revenues .....................  $4,011,852      $2,808,441    $2,576,436     $2,369,491     $2,327,649
Operating expenses .....................   3,475,629       2,333,794     2,136,929      1,917,254      1,936,795
                                          ----------      ----------    ----------     ----------     ----------
Operating income .......................     536,223         474,647       439,507        452,237        390,854
Other income and deductions ............       5,325           3,445         9,733         22,409          7,527
                                          ----------      ----------    ----------     ----------     ----------
Income before interest charges,
  preferred dividends, preferred
  redemption premiums, and
  extraordinary charge, net ............     541,548         478,092       449,240        474,646        398,381
Interest charges, preferred dividends,
  and preferred redemption
  premiums .............................     227,896         192,703       186,232        193,350        188,334
                                          ----------      ----------    ----------     ----------     ----------
Consolidated income before
  extraordinary charge .................     313,652         285,389       263,008        281,296        210,047
Extraordinary charge, net ..............     (77,023)        (26,968)     (275,426)            --             --
                                          ----------      ----------    ----------     ----------     ----------
Consolidated net income (loss) .........   $ 236,629       $ 258,421     $ (12,418)     $ 281,296      $ 210,047
                                          ==========      ==========    ==========     ==========     ==========

Common stock shares outstanding
  (average) ............................ 110,436,317     116,237,443   122,436,317    122,208,465    121,141,446

Basic and diluted earnings
  per average share:
  Consolidated income before
    extraordinary charge ...............     $  2.84         $  2.45       $  2.15        $  2.30        $  1.73
  Extraordinary charge, net ............     $ (0.70)        $ (0.23)      $ (2.25)         --             --
                                             -------         -------       -------        -------        -------
  Consolidated net income (loss) .......     $  2.14         $  2.22       $ (0.10)       $  2.30        $  1.73
                                             =======         =======       =======        =======        =======
  Cash dividends per common share ......     $  1.72         $  1.72       $  1.72        $  1.72        $  1.69


CONSOLIDATED BALANCE SHEET DATA:

                                                                                    AS OF
                                                                              DECEMBER 31, 2000
                                                                             -------------------
                                                                           (Dollars in thousands)
Total assets .............................................................       $7,697,017
                                                                                 ==========
Common stockholders' equity ..............................................       $1,740,681
Preferred stock ..........................................................           74,000
Long-term debt and QUIDS .................................................        2,559,510
Short-term debt ..........................................................          722,229
Long-term debt due within one year .......................................          160,184
                                                                                 ----------
Total capitalization and short-term debt .................................       $5,256,604
                                                                                 ==========

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                                      S-7

                                 USE OF PROCEEDS

     Our net proceeds from the sale of the 12,400,000 shares of our common stock in this offering are estimated to be $580,320,000 ($667,368,000 if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discount but before estimated offering expenses. We will loan or contribute all or a portion of the net proceeds from the sale of the common stock to Allegheny Supply to fund a portion of the $1.028 billion purchase price of Allegheny Supply's acquisition of three generation facilities in Illinois, Indiana and Tennessee. A portion of the proceeds loaned or contributed to Allegheny Supply may also be used for its general corporate purposes. The balance of the purchase price of the generation facilities will be funded through borrowings by Allegheny Supply. We will retain any net proceeds not loaned or contributed to Allegheny Supply for our general corporate purposes.

                           PRICE RANGE OF COMMON STOCK

     Our common stock trades on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "AYE." The following table sets forth on a per share basis the high and low sales prices for our common stock for the periods indicated as reported on the NYSE composite transactions reporting system.

                                                           HIGH           LOW
                                                          ------         ------
1999

       First Quarter ..................................  $34.50        $28.6875
       Second Quarter .................................   35.1875       29.50
       Third Quarter ..................................   34.875        31.00
       Fourth Quarter .................................   33.125        26.1875

2000

       First Quarter ..................................   29.5625       23.625
       Second Quarter .................................   31.75         26.6875
       Third Quarter ..................................   39.875        27.75
       Fourth Quarter .................................   48.75         36.6875

2001

       First Quarter ..................................   49.00         39.50
       Second Quarter (through April 26, 2001) ........   49.39         44.70

     The last reported sale price of our common stock on April 26, 2001 on the NYSE is set forth on the cover page of this prospectus supplement. As of December 31, 2000, there were approximately 40,589 holders of record of our common stock.

                                    DIVIDENDS

     We paid a dividend of $0.43 per share in each quarter of 1999 and 2000 and a quarterly dividend of $0.43 per share on March 30, 2001 to holders of record on March 12, 2001. Future dividends will depend upon our future earnings, financial condition and other factors affecting dividend policy, including our ongoing consideration of a possible initial public offering of Allegheny Supply or combining an initial public offering with a separation of Allegheny Supply from our company. In the event of an initial public offering or separation, we may change our current dividend policy, and our dividend may be lower than in the past. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

     We have a Dividend Reinvestment Plan pursuant to which holders of our common stock may automatically reinvest their common stock dividends in shares of our common stock. Holders who become participants in the plan may also make optional cash payments (not more than $40,000 per calendar year) to be invested in shares of our common stock. For information concerning the Dividend Reinvestment Plan, write us at Allegheny Energy, Inc., Investor Relations Department, 10435 Downsville Pike, Hagerstown, MD 21740-1766.

                       CAPITALIZATION AND SHORT-TERM DEBT

     The following table sets forth our capitalization as of December 31, 2000:

     o  on an actual basis; and

     o  on an adjusted basis to give effect to:

        o $79 million in short-term debt to purchase the Conemaugh Generating Station acquired January 8, 2001;

        o $400 million of long-term debt and $92.7 million of short-term debt borrowings to purchase the Energy Trading Business acquired March 16, 2001;

        o issuance of an equity interest in Allegheny Supply to purchase the Energy Trading Business (reflected as a $17.5 million minority interest for a 2% interest in Allegheny Supply and a $97.5 million increase in consolidated common stockholders' equity for the revaluation of the remaining 98% interest in Allegheny Supply);

        o $550 million of long-term debt to fund a portion of the acquisition of three generation facilities in Illinois, Indiana and Tennessee; and

        o $580.3 million net proceeds from the sale of 12,400,000 shares of our common stock offered by this prospectus supplement, after deducting the underwriting discount but before estimated offering expenses and any exercise of the underwriters' over-allotment option.

     You should read the information in this table together with our consolidated financial statements and the related notes and with "Selected Financial Information" and "Review of Recent Operating Results and Financial Condition" included elsewhere in this prospectus supplement and with the documents incorporated by reference in the accompanying prospectus.

                                                                    AS OF DECEMBER 31, 2000
                                                                   -------------------------
                                                          ACTUAL        %             AS ADJUSTED    %
                                                       ------------------           ------------------
                                                                                      (unaudited)
                                                                    (Dollars in thousands)
Common stockholders' equity .........................   $1,740,681     33            $2,418,508     34
Preferred stock .....................................       74,000      1                74,000      1
Minority interest ...................................           --      0                17,493      0*
Long-term debt and QUIDS ............................    2,559,510     49             3,509,510     50
Short-term debt .....................................      722,229     14               893,929     13
Long-term debt due within one year ..................      160,184      3               160,184      2
                                                        ----------   ----            ----------   ----
Total capitalization and short-term debt ............   $5,256,604    100%           $7,073,624    100%
                                                        ==========   ====            ==========   ====

----------
* less than 1%

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for each of the periods indicated derived from our consolidated financial statements. You should read the information in this table together with our consolidated financial statements and the related notes and "Review of Recent Operating Results and Financial Condition" included elsewhere in this prospectus supplement and with the documents incorporated by reference in the accompanying prospectus.

                                                                 YEAR ENDED DECEMBER 31
                                           ---------------------------------------------------------------------
                                              2000            1999         1998           1997           1996
                                           ---------       ---------     ---------      ---------      ---------
                                                      (Dollars in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Operating revenues:*
  Regulated operations .................  $2,507,272      $2,273,727    $2,329,450     $2,283,697     $2,326,902
  Unregulated generation ...............   1,482,291         526,746       240,278         80,944             --
  Other ................................      22,289           7,968         6,708          4,850            747
                                          ----------      ----------    ----------     ----------     ----------
    Total operating revenues ...........   4,011,852       2,808,441     2,576,436      2,369,491      2,327,649
Operating expenses .....................   3,475,629       2,333,794     2,136,929      1,917,254      1,936,795
                                          ----------      ----------    ----------     ----------     ----------
Operating income .......................     536,223         474,647       439,507        452,237        390,854
Other income and deductions ............       5,325           3,445         9,733         22,409          7,527
                                          ----------      ----------    ----------     ----------     ----------
Income before interest charges,
  preferred dividends, preferred
  redemption premiums, and
  extraordinary charge, net ............     541,548         478,092       449,240        474,646        398,381
Interest charges, preferred
  dividends, and preferred
  redemption premiums ..................     227,896         192,703       186,232        193,350        188,334
                                          ----------      ----------    ----------     ----------     ----------
Consolidated income before
  extraordinary charge .................     313,652         285,389       263,008        281,296        210,047
Extraordinary charge, net ..............     (77,023)        (26,968)     (275,426)            --             --
                                          ----------      ----------    ----------     ----------     ----------
Consolidated net income (loss) .........  $  236,629      $  258,421    $  (12,418)    $  281,296     $  210,047
                                          ==========      ==========    ==========     ==========     ==========
Common stock shares outstanding
  (average) ............................ 110,436,317     116,237,443   122,436,317    122,208,465    121,141,446
Basic and diluted earnings
  per average share:
  Consolidated income before
    extraordinary charge ...............      $ 2.84          $ 2.45        $ 2.15          $2.30          $1.73
  Extraordinary charge, net ............      $(0.70)         $(0.23)       $(2.25)            --             --
                                              ------          ------        ------         ------         ------
  Consolidated net income (loss) .......      $ 2.14          $ 2.22        $(0.10)         $2.30          $1.73
                                              ======          ======        ======         ======         ======
Cash dividends per common share ........      $ 1.72          $ 1.72        $ 1.72          $1.72          $1.69

------------
*Excludes intercompany sales between regulated operations and unregulated generation.

                                                                   AS OF DECEMBER 31,
                                           --------------------------------------------------------------------
                                             2000           1999           1998           1997          1996
                                           ---------      ---------      ---------      ---------     ---------
                                                                 (Dollars in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Total Assets ...........................  $7,697,017      $6,852,441    $6,535,195     $6,654,091     $6,618,510
                                          ==========      ==========    ==========     ==========     ==========

Common stock, other paid-in capital,
  retained earnings, accumulated
  other comprehensive income,
  less treasury stock (at cost) ........  $1,740,681      $1,695,325    $2,033,889     $2,256,898     $2,169,091
Preferred stock ........................      74,000          74,000       170,086        170,086        170,086
Long-term debt and QUIDs ...............   2,559,510       2,254,463     2,179,288      2,193,153      2,397,149
Short-term debt ........................     722,229         641,095       258,837        206,401        156,430
Long-term debt due within one year .....     160,184         189,734            --        185,400         26,900
                                          ----------      ----------    ----------     ----------     ----------
  Total capitalization and
    short-term debt ....................  $5,256,604      $4,854,617    $4,642,100     $5,011,938     $4,919,656
                                          ==========      ==========    ==========     ==========     ==========

           REVIEW OF RECENT OPERATING RESULTS AND FINANCIAL CONDITION

     YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH "RISK FACTORS," "SELECTED FINANCIAL INFORMATION" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, AS WELL AS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, WHICH IS INCORPORATED BY REFERENCE IN THE ACCOMPANYING PROSPECTUS.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     Certain statements in this review of recent operating results are forward-looking statements with respect to Allegheny Energy. Such forward-looking statements include statements with respect to deregulated activities and movements towards competition in the states served by our operations, markets, products, services, prices, results of operations, capital expenditures, regulatory matters, liquidity and capital resources, resolution and impact of litigation, and accounting matters. All such forward-looking information is necessarily only estimated. There can be no assurance that our actual results will not materially differ from expectations. Actual results have varied materially and unpredictably from past expectations.

     Factors that could cause our actual results to differ materially include those discussed under "Risk Factors" in the accompanying prospectus as well as, among others, the following: the weather and natural phenomena; political, economic and business conditions; changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control; growth in opportunities for our business units, including growth in industry capacity; loss of any significant customers or suppliers; changes in technology; litigation involving us; and the effect of accounting policies issued periodically by accounting standard-setting bodies.

REVIEW OF OPERATIONS

EARNINGS SUMMARY

                                                                                     BASIC AND DILUTED EARNINGS
                                                           EARNINGS                       PER AVERAGE SHARE
                                                 ------------------------------     ------------------------------
                                                  2000       1999        1998        2000        1999       1998
                                                 ------      ------      ------     ------      ------      ------
                                                           (Dollars in millions, except per share data)
OPERATIONS:
Regulated operations ..........................  $227.7      $236.5      $283.3       $2.06       $2.03       $2.32
Unregulated generation ........................    83.7        49.1       (19.6)        .76        0.42       (0.16)
Other .........................................     2.2        (0.2)       (0.7)        .02       --          (0.01)
                                                 ------      ------      ------     ------      ------      ------
Consolidated income before
  extraordinary charges .......................   313.7       285.4       263.0        2.84        2.45        2.15
Extraordinary charges, net
  (Notes B, C, and F to consolidated
  financial statements) .......................   (77.0)      (27.0)     (275.4)      (0.70)      (0.23)      (2.25)
                                                 ------      ------      ------     ------      ------      ------
CONSOLIDATED NET INCOME (LOSS) ................  $236.6      $258.4      ($12.4)      $2.14       $2.22      ($0.10)
                                                 ======      ======      ======     ======      ======      ======

     The increase in earnings for 2000, before extraordinary charges, resulted from our unregulated generation segment due to the transfer of Potomac Edison's Maryland, Virginia, and West Virginia jurisdictional generating assets from regulated operations to unregulated generation in August 2000. In addition, the earnings for unregulated generation increased due to colder than normal weather in November and December of 2000. This increase was partially offset by the milder summer weather for 2000.

     Earnings for our regulated operations decreased in 2000 due to the transfer of Potomac Edison's generating assets in August 2000. This decrease was partially offset by the acquisition of two energy distribution companies, West Virginia Power in 1999 and Mountaineer Gas in 2000.

     The increase in earnings per share for 2000, before the extraordinary charge, reflects higher net revenue in the unregulated generation segment and a lower number of average shares of common stock outstanding as a result of our 1999 stock repurchase program.

     The extraordinary charge of $77 million, net of taxes, reflects write-offs by our regulated subsidiaries, Monongahela Power and Potomac Edison, as a result of West Virginia, Ohio, and Virginia legislation requiring deregulation of electric generation.

     The decrease in 1999 earnings from regulated operations, before extraordinary charges, reflects the deregulation of two-thirds of West Penn's electric generation, effective January 2, 1999, as approved by the Pennsylvania Public Utility Commission's restructuring order for West Penn. Accordingly, the operating results for these assets are classified as unregulated generation in 1999.

     In 1999, earnings from unregulated generation, before extraordinary charges, increased consolidated net income by $49.1 million, an increase of $68.7 million over 1998's loss. This increase in unregulated earnings reflects the sale of generation from two-thirds of West Penn's generating assets into deregulated markets as discussed under Sales and Revenues and improved results over 1998 performance in such markets.

     Extraordinary charges in 2000, 1999, and 1998 resulted from the Maryland, Ohio, Pennsylvania, Virginia, and West Virginia electric utility restructuring orders as discussed in Notes B and C to the consolidated financial statements and the redemption of debt by West Penn in 1999 related to the securitization of stranded costs as discussed in Note F to the consolidated financial statements.

SALES AND REVENUES

     Total operating revenues for 2000, 1999, and 1998 were as follows:

                                                                2000                1999                1998
                                                              -------             -------             -------
                                                                         (Dollars in millions)
OPERATING REVENUES:
  Regulated operations:
    Electric ............................................     $2,315.8            $2,169.0             $2,201.2
    Gas .................................................         81.8                --                   --
    Choice ..............................................         28.4                34.3                 14.0
    Bulk power ..........................................        135.8                45.7                 69.8
    Transmission and other energy services ..............         73.2                61.0                 45.2
                                                               -------              -------             -------
      Total regulated revenues ..........................      2,635.0             2,310.0              2,330.2
                                                               -------              -------             -------
  Unregulated generation revenues:
    Retail and other ....................................        232.8               155.5                 25.0
    Bulk power ..........................................      2,048.8               723.9                215.3
                                                               -------              -------             -------
      Total unregulated generation revenues .............      2,281.6               879.4                240.3
                                                               -------              -------             -------
  Other .................................................         22.6                 8.9                  6.7
  Eliminations ..........................................       (927.3)             (389.9)                (0.8)
                                                              --------            --------             --------
  TOTAL OPERATING REVENUES ..............................     $4,011.9            $2,808.4             $2,576.4
                                                              ========            ========             ========

     The increase in regulated electric and gas revenues for 2000 was primarily due to an increase in the number of customers and the acquisition of the assets of West Virginia Power purchased by Monongahela Power in December 1999, and by Monongahela Power's acquisition of Mountaineer Gas in August 2000. The decrease in regulated revenues in 1999 was due primarily to Pennsylvania deregulation, which gave two-thirds of West Penn's regulated customers the ability to choose another energy supplier. This decrease was also due to a reduction in Potomac Edison's Maryland rates as part of a settlement agreement. Electric energy supplied to West Penn customers by alternative energy suppliers was 7% and 11% of West Penn's total MW sales for 2000 and 1999. The decrease to regulated revenues was offset in part by colder winter weather in 1999, which led to increased residential kilowatt-hour (kWh) sales and revenues.

     Choice revenues represent transmission and distribution revenues from franchised customers in West Penn's Pennsylvania and Potomac Edison's Maryland distribution territories who chose other suppliers to provide their energy needs. Pennsylvania and Maryland deregulation gave West Penn and Potomac Edison's regulated customers the ability to choose another energy supplier. For 2000, all of West Penn's regulated customers had the ability to choose, and, for 1999, two-thirds of West Penn's customers had the ability to choose. As of July 1, 2000, all of Potomac Edison's Maryland customers had the right to choose. At December 31, 2000, less than 1% of West Penn's customers and Potomac Edison's Maryland customers chose alternate energy suppliers. The decrease in choice revenues for 2000 was due to the decline in the number of West Penn customers choosing alternate energy suppliers.

     In 1998, choice revenues represented 5% of previously fully bundled customers (full service customers) who participated in the Pennsylvania pilot program that began November 1, 1997, and continued through December 31, 1998, and were required to buy energy from an alternate supplier. To assure participation in the program, pilot participants received an energy credit from their local utility and a price for energy pursuant to an agreement with an alternate supplier.

     The increases in regulated operations bulk power for 2000 was primarily due to increased sales by Monongahela Power and Potomac Edison to Allegheny Supply. In early 2000, a dispatch agreement was implemented between regulated operations and unregulated generation. With this agreement, regulated operations sells the amount of its bulk power that exceeds its regulated load to Allegheny Supply and conversely buys generation from unregulated operations when regulated load at times exceeds regulated generation. This relationship allows all our generation to be dispatched in a more efficient manner. In addition, $28.1 million for 2000 was the result of the sale of the output of the AES Warrior Run cogeneration facility into the open wholesale market. This output was part of a Maryland Public Service Commission, or Maryland PSC, settlement agreement with Potomac Edison. The 1999 decrease in regulated operations bulk power was due to the movement of generation available for sale from regulated operations to unregulated generation.

     In October 1998, the Maryland PSC approved a settlement agreement for Potomac Edison. Under the terms of that agreement, Potomac Edison increased its rates about 4% in 1999, 2000 and 2001 (a $79 million total revenue increase during 1999 through 2001).

     Total regulated operations revenues reflect not only changes in KWh sales and base rate changes, but also changes in revenues from fuel and energy cost adjustment clauses (fuel clauses), which were applicable in all of our jurisdictions, except for Pennsylvania, through various dates in 2000. Effective July 1, 2000, Potomac Edison's Maryland jurisdiction and the West Virginia jurisdiction for Monongahela Power and Potomac Edison ceased to have a fuel clause. Effective August 7, 2000, a fuel clause ceased to exist for Potomac Edison's Virginia jurisdiction. Effective January 1, 2001, a fuel clause ceased to exist for Monongahela Power's Ohio jurisdiction.

     Where a fuel clause is in effect, changes in fuel revenues have no effect on consolidated net income because increases and decreases in fuel and purchased power costs and sales of transmission services and bulk power are passed on to customers through fuel clauses. Once the fuel clause is eliminated, we assume the risks and benefits of changes in fuel and purchased power costs and sales of transmission services and bulk power.

     Gas sales and services and electric revenues from the assets of West Virginia Power purchased by Monongahela Power in December 1999 and Mountaineer Gas purchased by Monongahela Power in August 2000 are included in regulated revenues in 2000. Because a significant portion of the gas sold by Monongahela Power's gas distribution operations is ultimately used for space heating, both revenues and earnings are subject to seasonal fluctuations. The Purchased Gas Adjustment Mechanism (fuel clause) continues to exist for West Virginia Power and may come into effect for Mountaineer Gas following its current three-year moratorium, which ends on October 31, 2001.

     There may be significant volatility in the spot prices for electricity at the wholesale level, which may significantly affect our operating results. The effect may be either positive or negative, depending on whether our subsidiaries are net buyers or sellers of electricity and their open commitments or previously concluded market positions that exist at such times.

     The increase in unregulated generation revenues reflects increased transactions by Allegheny Supply in the unregulated marketplace to sell electricity to both wholesale and retail customers and is also due to having increased generation available for sale. As a result of the Electricity Generation Customer Choice and Competition Act in Pennsylvania, two-thirds of West Penn's generation was released in the first quarter of 1999 and was available for sale into the unregulated marketplace by Allegheny Supply, subject to its obligations under the full requirements contracts it entered into with West Penn. In the first quarter of 2000, the final one-third of West Penn's generation was similarly released and became available for sale into the deregulated marketplace. In addition, we transferred approximately 2,100 MW of Potomac Edison's Maryland, Virginia, and West Virginia jurisdictional generating assets to Allegheny Supply in August 2000. As a result, the unregulated generation segment had more generation available for sale into the deregulated marketplace in 2000, and had concluded more commitments to sell generation in that marketplace, including sales to West Penn and Potomac Edison to meet their provider of last resort obligations.

     In addition, the unregulated generation segment had a net gain of $8.4 million, before tax, as a result of recording its energy trading contracts at fair value on the balance sheet at December 31, 2000, in accordance with Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." See Note J to the consolidated financial statements for additional details.

     Other revenues increased by $13.7 million for 2000, primarily due to increased sales of dark fiber by ACC.

     The elimination between regulated operations, unregulated generation, and other revenues is necessary to remove the effect of affiliated revenues, primarily sales of power. See Note B to the consolidated financial statements for information regarding the Competitive Transition Charge (CTC).

OPERATING EXPENSES

     Fuel expenses for 2000, 1999, and 1998 were as follows:

                                        2000             1999           1998
                                       -------          -------        -------
                                                (Dollars in millions)
FUEL EXPENSES:
Regulated operations ................   $232.7           $355.5         $545.4
Unregulated generation ..............    319.5            180.2           21.1
                                       -------          -------        -------
  Total fuel expenses ...............   $552.2           $535.7         $566.5
                                       =======          =======        =======


     Total fuel expenses for 2000 increased due to increased KWh generated, offset in part by decreased average fuel prices. Total fuel expenses decreased in 1999 due primarily to a decrease in average fuel prices. The decreases in fuel expenses for regulated operations and the increases in fuel expenses for unregulated generation in 2000 and 1999 were due to the fuel expenses associated with the transfer of West Penn's and Potomac Edison's generating assets from regulated operations to unregulated generation as a result of deregulation activities in Maryland, Pennsylvania, Virginia, and West Virginia.

     Purchased power and exchanges, net, represents power purchases from and exchanges with other companies and purchases from qualified facilities under PURPA and consists of the following items:

PURCHASED POWER AND EXCHANGES, NET

                                                       2000            1999          1998
                                                     -------         -------       -------
                                                              (Dollars in millions)
REGULATED OPERATIONS:
  Purchased power:
    From PURPA generation* .......................    $191.1          $104.1        $129.0
    Other ........................................     775.1           395.8          50.0
                                                     -------         -------       -------
      Total purchased power for
        regulated operations .....................     966.2           499.9         179.0
Power exchanges, net .............................       6.9            (2.6)         (0.7)
Unregulated generation purchased power ...........   1,472.5           390.1         210.5
Elimination ......................................    (852.9)         (356.0)         --
                                                    --------         -------       -------
  Purchased power and exchanges, net .............  $1,592.7          $531.4        $388.8
                                                    ========         =======       =======
---------------
*PURPA cost (cents per kWh) ......................       5.5(cent)       4.8(cent)     5.4(cent)



     The increase of $87.0 million in regulated operations from PURPA generation for 2000 was due to the start of commercial operations of the AES Warrior Run cogeneration project. The Maryland PSC has approved Potomac Edison's full recovery of the AES Warrior Run purchased power costs as part of the September 23, 1999, settlement agreement to implement deregulation for Potomac Edison. Accordingly, we defer, as a component of other operation expenses, the difference between revenues collected related to AES Warrior Run and the cost of the AES Warrior Run purchased power.

     Regulated operations purchased power costs from PURPA generation decreased $24.9 million in 1999. This decrease reflects an $11.1 million reduction related to West Penn's purchase commitment at costs in excess of the market value of the AES Beaver Valley PURPA contract previously accrued as a loss contingency in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." The decrease in purchased power also includes a $12.5 million reduction in the purchase price for that contract due to a scheduled capacity rate decrease defined annually in the contract.

     The increase in other regulated operations purchased power in 2000 was due primarily to West Penn's and Potomac Edison's purchase of power from their unregulated generation affiliate, Allegheny Supply, in order to provide energy to customers eligible to choose an alternate supplier, but electing not to do so. The generation previously available to serve those customers has been transferred to Allegheny Supply. Also, unplanned generating plant outages in the first quarter of 2000 caused the regulated utility operations of Potomac Edison and Monongahela Power to make purchases of higher-priced power on the open energy market. The 1999 increase was due to West Penn's purchase of power from Allegheny Supply.

     The increase in unregulated generation purchased power in 2000 was for power to serve the provider of last resort load of West Penn and Potomac Edison, unplanned first quarter generating plant outages that caused us to make purchases of higher-priced power on the open market, and increased buy-sell transactions to optimize the value of unregulated generating assets in the fourth quarter. The increase in unregulated generation purchases in 1999 was due to increased purchases for sale to regulated affiliates and to take advantage of transaction opportunities in the wholesale market.

     The elimination, between regulated and unregulated purchased power, is necessary to remove the effect of affiliated purchased power expenses.

     Gas purchases and production expenses for 2000, 1999, and 1998 were as follows:

GAS PURCHASES AND PRODUCTION

                                           2000           1999          1998
                                         -------        -------       -------
                                                  (Dollars in millions)
Regulated operations ....................  $57.0             --            --
Total gas and production expenses .......  $57.0             --            --

     Gas purchases and gas production reflects the acquisition of West Virginia Power in December 1999 and Mountaineer Gas in August 2000.

     Other operation expenses for 2000, 1999, and 1998 were as follows:

OTHER OPERATION EXPENSES

                                           2000           1999          1998
                                         -------        -------       -------
                                                  (Dollars in millions)
Regulated operations .................... $345.7         $340.8        $319.3
Unregulated generation ..................  127.7           66.6          10.5
Other ...................................   18.2            5.8           7.6
Elimination .............................  (74.5)         (23.8)           --
                                         -------        -------       -------
  Total other operation expenses ........ $417.1         $389.4        $337.4
                                         =======        =======       =======

     The increase in regulated operations expense of $4.9 million for 2000 reflects additional expenses related to the acquisition of West Virginia Power and Montaineer Gas. These additional expenses were offset in part by reduced expenses related to the transfer of generating assets from regulated operations to unregulated generation during the year.

     The increase in unregulated generation other operation expenses of $61.1 million for 2000 was primarily due to increased purchases of transmission capacity for electricity for delivery of energy to customers and expenses related to the transfer of generating assets during the current year.

     The increase in other of $12.4 million for 2000 was due primarily to increased expenses related to the expanding telecommunications business of ACC and distributed generation sales business of Allegheny Energy Solutions. Allegheny Energy Solutions and ACC are subsidiaries of Allegheny Ventures.

     The increase in total other operation expenses in 1999 of $52.0 million was due primarily to recording $19.7 million in merger-related costs previously deferred and $16.2 million related to a pumped-storage generation project no longer considered useful, increases in salaries and wages of $8.0 million, $5.0 million for costs associated with settling litigation concerning a PURPA project, and increased allowances for uncollectible accounts of $2.1 million.

     The elimination between regulated and unregulated operation expenses is primarily to remove the effect of affiliated transmission purchases.

     Maintenance expenses for 2000, 1999, and 1998 were as follows:

MAINTENANCE EXPENSES

                                           2000           1999          1998
                                         -------        -------       -------
                                                  (Dollars in millions)
Regulated operations ..................   $149.0         $182.6        $212.3
Unregulated generation ................     81.3           40.8           5.3
Other .................................       --            0.1            --
                                         -------        -------       -------
  Total maintenance expenses ..........   $230.3         $223.5        $217.6
                                         =======        =======       =======

     Maintenance expenses represent costs incurred to maintain the power stations, transmission and distribution system, and general plant, and reflect routine maintenance of equipment and rights-of-way, as well as planned repairs and unplanned expenditures, primarily from forced outages at the power stations and periodic storm damage on the transmission and distribution system. Variations in maintenance expense result primarily from unplanned events and planned projects, which vary in timing and magnitude depending upon the length of time equipment has been in service and the amount of work found necessary when the equipment is inspected.

     The decreases in regulated operations maintenance and the increases in unregulated generation maintenance in 2000 and 1999 were due mainly to the transfer of generating assets from regulated operations to unregulated generation.

     Unregulated generation maintenance in 2000 reflects the capitalization policy for Allegheny Supply, which was formed in November 1999. The capitalization policy of Allegheny Supply is based on operating generating assets in an unregulated environment in which less costs are capitalized and more costs expensed as maintenance. See Note L to the consolidated financial statements for additional details.

     Total maintenance expenses increased $5.9 million in 1999 due primarily to increased maintenance and renovations of general plant structures of $5.1 million.

     Depreciation and amortization expenses for 2000, 1999, and 1998 were as follows:

DEPRECIATION AND AMORTIZATION EXPENSES

                                                            2000             1999          1998
                                                          -------          -------        -------
                                                                    (Dollars in millions)
Regulated operations ...................................   $194.5           $198.0         $264.6
Unregulated generation .................................     52.4             58.9            5.7
Other ..................................................      1.0              0.6            0.1
                                                          -------          -------        -------
  Total depreciation and amortization expenses .........   $247.9           $257.5         $270.4
                                                          =======          =======        =======

     Total depreciation and amortization expenses for 2000 decreased $9.6 million, reflecting the changes related to the establishment of capital recovery policies of Allegheny Supply. See Note L to the consolidated financial statements for additional details. The decreases in regulated operations depreciation and amortization expenses reflects the transfer of generating assets from regulated operations to unregulated generation during the year offset by depreciation of new capital additions, including the acquisitions of West Virginia Power and Mountaineer Gas.

     Total depreciation and amortization expenses in 1999 decreased $12.9 million due primarily to a $24.6 million reduction related to a 1998 write-down of West Penn's share of costs in excess of the fair value of the Allegheny Generating Company pumped-storage project.

     Depreciation expense will be reduced $234 million during the period 1999 through 2025 from the historical depreciation amounts as a result of the AGC plant impairment charge recorded as an extraordinary charge in 1998 by West Penn.

     Taxes other than income taxes for 2000, 1999, and 1998 were as follows:

TAXES OTHER THAN INCOME TAXES

                                           2000           1999          1998
                                         -------        -------       -------
                                                  (Dollars in millions)
Regulated operations ...................  $148.4         $157.9         $187.7
Unregulated generation .................    61.3           32.2            6.6
Other ..................................     0.5            0.2            0.3
                                          ------         ------         ------
  Total taxes other than income taxes ..  $210.2         $190.3         $194.6
                                          ======         ======         ======

     Total taxes other than income taxes increased $19.9 million for 2000 due primarily to increased gross receipts taxes resulting from higher revenues from retail customers, increased property taxes, and increased West Virginia business and occupation taxes. The increases for 2000 were offset in part by reduced franchise and capital stock taxes due to reduced tax rates and Pennsylvania capital stock tax adjustments related to prior years.

     Total taxes other than income taxes decreased $4.3 million in 1999 primarily due to an adjustment which increased 1998's West Virginia business and occupation taxes by $1.4 million related to a previous period, lower capital stock taxes relating to the 1998 asset write-down as a result of Pennsylvania restructuring, and decreased gross receipts taxes, partially offset by higher federal insurance contribution act taxes.

     Regulated operations and unregulated generation taxes other than income taxes in 2000 and 1999 reflect the recategorization of taxes other than income taxes associated with the transfer of generating assets during those years. The 2000 decrease in regulated taxes other than income taxes is partially offset by taxes related to the acquisitions of West Virginia Power and Mountaineer Gas.

     Federal and state income taxes for 2000 increased $20.4 million, due to an increase in taxable income and an increase in state income tax net of federal income tax benefit.

     The 1999 decrease in federal and state income taxes of $4.0 million was primarily due to tax benefits related to the flow through of plant removal costs for regulatory purposes, offset in part by increased taxable income.

     Note G to the consolidated financial statements provides a further analysis of income tax expenses.

     The increases in allowance for borrowed funds used during construction and interest capitalized of $1.4 million in 2000 and $1.6 million in 1999 reflects an increase in construction activity financed by short-term debt. The allowance for borrowed funds used during construction component of the formula receives greater weighting when short-term debt increases. In addition, increases in unregulated generation construction capitalized interest contributed to the increases.

     Other income, net, increased $2.9 million for 2000 due to interest income on temporary cash investments, income related to investments of our unregulated subsidiary, Allegheny Ventures, and a refund of hydroelectric license fees of $2.8 million ($1.8 million net of taxes) related to a cancelled facility.

     The decrease in other income, net, of $6.6 million in 1999 was primarily due to a $4.3 million insurance settlement received in 1998.

     Interest on long-term debt and other interest for 2000, 1999, and 1998 were as follows:

INTEREST EXPENSE

                                            2000            1999           1998
                                          -------         -------        -------
                                                    (Dollars in millions)
Interest on long-term debt:
  Regulated operations ..................  $152.5          $127.5         $151.0
  Unregulated generation ................    34.9            29.2           10.1
  Elimination ...........................   (14.7)           (1.5)            --
                                          -------         -------        -------
    Total interest on long-term debt ....   172.7           155.2          161.1
                                          -------         -------        -------

Other interest:
  Regulated operations ..................    49.8            27.9           19.4
  Unregulated generation ................    10.7             3.7             --
  Other .................................     0.3              --             --
  Elimination ...........................    (4.2)             --             --
                                          -------         -------        -------
    Total other interest ................    56.6            31.6           19.4
                                          -------         -------        -------
      Total interest expense ............  $229.3          $186.8         $180.5
                                          =======         =======        =======

     The increases in total interest on long-term debt for 2000 of $17.5 million resulted from increased average long-term debt outstanding. The decrease in total interest on long-term debt in 1999 of $5.9 million resulted from reduced average long-term debt outstanding.

     The elimination between regulated operations and unregulated generation on long-term debt is to remove the effect of pollution control debt interest recorded by Allegheny Supply and also by West Penn and Potomac Edison. Allegheny Supply assumed the service obligation for the pollution control debt in conjunction with the transfer of West Penn's and Potomac Edison's generating assets. West Penn and Potomac Edison continued to be co-obligors with respect to the pollution control debt through December 22, 2000.

     Other interest expense reflects changes in the levels of short-term debt maintained by the companies throughout the year, as well as the associated interest rates.

     Other interest expense increased by $25 million in 2000 due to an increase in the average short-term debt outstanding and an increase in the average interest rates. The increase in other interest expense of $12.2 million in 1999 resulted primarily from the increase in short-term debt outstanding in conjunction with the repurchase of our common stock that began in the first quarter of 1999.

     For additional information regarding our short-term and long-term debt, see the consolidated statement of capitalization and Note I to the consolidated financial statements.

PREFERRED STOCK DIVIDENDS

     Dividends on the preferred stock of the subsidiaries decreased due to the redemption by Potomac Edison and West Penn of their cumulative preferred stock on September 30, 1999, and July 15, 1999, respectively.

EXTRAORDINARY CHARGES

     The extraordinary charge in 2000 of $77 million, net of taxes, reflects a write-off by our subsidiaries, Monongahela Power and Potomac Edison, for net regulatory assets determined to be unrecoverable from customers and the establishment of a rate stabilization account for residential and small commercial customers as required by the deregulation plans adopted in Ohio, Virginia, and West Virginia.

     The extraordinary charge in 1999 of $27 million after taxes was required to reflect a write-off of $17 million after taxes related to the Maryland PSC's approval in December 1999 of a deregulation plan for Potomac Edison and $10 million after taxes for the difference between the reacquisition price and the net carrying amount of first mortgage bonds repurchased as a result of the deregulation process in Pennsylvania. The extraordinary charge in 1998 of $275.4 million after taxes was required to reflect a write-off of certain costs not recoverable under the Pennsylvania deregulation plan for West Penn approved by the Pennsylvania Public Utility Commission in 1998. See Notes B, C, and F to the consolidated financial statements for additional information.

FINANCIAL CONDITION, REQUIREMENTS, AND RESOURCES

LIQUIDITY AND CAPITAL REQUIREMENTS

     To meet cash needs for operating expenses, the payment of interest and dividends, retirement of debt and preferred stocks, and for acquisitions and construction programs, we and our subsidiaries have used internally generated funds and external financings, such as the sale of common and preferred stock, debt instruments, installment loans, and lease arrangements. The timing and amount of external financings depend primarily upon economic and financial market conditions, our cash needs and our capital structure objectives. The availability and cost of external financings depend upon the financial condition of the companies seeking those funds and market conditions.

     Capital expenditures, including construction expenditures, of all of the subsidiaries in 2000 were $402 million and, for 2001 and 2002, are estimated at $2,231.5 million and $543.4 million, respectively. In 1999, Monongahela Power acquired the assets of West Virginia Power for approximately $95 million, and, in 2000, purchased Mountaineer Gas for approximately $326 million (which included the assumption of $100 million in existing debt). The 2001 and 2002 estimated expenditures include $189 million and $225 million, respectively, for environmental control technology. Future unregulated construction expenditures will reflect additions of generating capacity to sell into deregulated markets. As described under Environmental Issues on page S-26, the subsidiaries could potentially face significant mandated increases in capital expenditures and operating costs related to environmental issues. The subsidiaries also have additional capital requirements for debt maturities. (See Note Q to the consolidated financial statements.)

INTERNAL CASH FLOW

     Internal generation of cash, consisting of cash flows from operations reduced by dividends, was $346 million in 2000, compared with $415 million in 1999. Current rate levels and reduced levels of construction expenditures permitted the regulated subsidiaries to finance all of their construction expenditures in 2000 and 1999 with internal cash flow.

     Dividends paid on common stock in each of the years 2000 and 1999 were $1.72 per share. The dividend payout ratio in 2000 of 60.6%, excluding the extraordinary charges, decreased from the 64.6% ratio in 1999, excluding the extraordinary and other charges.

FINANCING

     We did not issue any common stock in 2000, 1999, or 1998. We began a stock repurchase program in 1999 to repurchase common stock worth up to $500 million from time to time at price levels we deemed attractive. We repurchased 12 million shares of our common stock in 1999 at an aggregate cost of $398.4 million (an average cost of $33.20 per share). There were no shares repurchased during 2000. The shares for our Dividend Reinvestment and Stock Purchase Plan, Employee Stock Ownership and Savings Plan, Restricted Stock Plan for Outside Directors, and Performance Share Plan were purchased on the open market.

     Short-term debt increased $81.1 million to $722.2 million in 2000. At December 31, 2000, unused lines of credit with banks were $565 million.

     We and our subsidiaries anticipate meeting our 2001 cash needs through internal cash generation, cash on hand, short-term borrowings as necessary, external financings, and by issuing debt and equity.

     On March 1, 2000, $75 million of Potomac Edison's 5.875% series first mortgage bonds matured; Monongahela Power's $65 million of 5.625% series first mortgage bonds matured on April 1, 2000; and, in March, June, September, and December of 2000, West Penn redeemed a total of $46.8 million of class A-1 6.32% transition bonds.

     On June 1, 2000, Potomac Edison issued $80 million of floating rate private placement notes, due May 1, 2002, assumable by Allegheny Supply upon its acquisition of Potomac Edison's Maryland generating assets. In August 2000, after the Potomac Edison generating assets were transferred to Allegheny Supply, the notes were remarketed as Allegheny Supply floating rate (three-month London Interbank Offer Rate (LIBOR) plus .80%) notes with the same maturity date. No additional proceeds were received.

     On August 18, 2000, Monongahela Power borrowed $61 million, under a senior secured credit facility, at a rate of 7.18%, with a maturity of November 20, 2000. On November 20, 2000, Monongahela Power paid off the original $61 million borrowing and borrowed $100 million at a rate of 7.21% with a maturity of May 21, 2001. The facility will be transferred to Allegheny Supply concurrent with the transfer of Monongahela Power's West Virginia generating assets to Allegheny Supply.

     On August 18, 2000, Allegheny Energy issued $165 million aggregate principal amount of its 7.75% notes due August 1, 2005. Allegheny Energy contributed $162.5 million of the proceeds from its financing to Monongahela Power. Monongahela Power used the proceeds from Allegheny Energy and the $61 million borrowed under the senior secured credit facility (as discussed above) in connection with the purchase of Mountaineer Gas.

     As part of the purchase of Mountaineer Gas on August 18, 2000, Monongahela Power assumed $100 million of existing Mountaineer Gas debt. This debt consists of several senior unsecured notes and a promissory note with fixed interest rates between 7.00% and 8.09%, and maturity dates between April 1, 2009, and October 31, 2019.

     On November 7, 2000, Allegheny Energy also issued unsecured notes in an aggregate principal amount of $135 million, bearing an interest rate of 7.75% due 2005. These notes were a further issuance of, and form a single series with, the $165 million aggregate principal amount of our 7.75% notes issued on August 18, 2000, as discussed above.

     In 1999, West Penn issued $600 million of transition bonds with varying average lives ranging from one to eight years with a weighted average cost of 6.887% to "securitize" transition costs related to its restructuring settlement described in Note B to the consolidated financial statements. During 1999, West Penn reacquired all of its outstanding $525 million of first mortgage bonds.

     West Penn called or redeemed all outstanding shares of its cumulative preferred stock with a combined par value of $79.7 million plus redemption premiums of $3.3 million on July 15, 1999, with proceeds from new $84 million five-year unsecured medium-term notes issued in the second quarter of 1999 at a 6.375% coupon rate. Potomac Edison called all outstanding shares of its cumulative preferred stock with a combined par value of $16.4 million plus redemption premiums of $0.5 million on September 30, 1999, with funds on hand. The redemption of the preferred stock allowed Potomac Edison and West Penn to revise their Articles of Incorporation, providing greater financial flexibility in restructuring debt.

     In April 1999, Monongahela Power, Potomac Edison, and West Penn issued $7.7 million, $9.3 million, and $13.8 million, respectively, of 5.50% 30-year pollution control revenue notes to Pleasants County, West Virginia. In December 1999, Monongahela Power issued $110 million of 7.36% unsecured medium-term notes, due in January 2010, in part to finance the purchase of West Virginia Power.

     In October 1999, AYP Energy prepaid $30 million of its bank loan, reducing the obligation from $160 million to $130 million. In December 1999, the $130 million debt obligation was assigned to Allegheny Supply. Allegheny Supply prepaid the remaining debt obligation on October 25, 2000, with funds obtained from short-term debt.

     The long-term debt due within one year at December 31, 2000, of $160.2 million represents $100.0 million of Monongahela Power's senior credit facility due May 21, 2001, and $60.2 million of West Penn Funding, LLC, transition bonds due on various dates. The transition bonds are supported by an Intangible Transition Charge (ITC) that replaces a portion of the CTC that customers pay. The proceeds from the ITC will be used to pay the principal and interest on these transition bonds, as well as other associated expenses.

     On March 9, 2001, Allegheny Supply issued $400 million of unsecured and unsubordinated 7.80% notes due 2011. The proceeds were used to pay for a portion of the cost of acquiring the Energy Trading Business.

SIGNIFICANT CONTINUING ISSUES

ELECTRIC ENERGY COMPETITION

     The electricity supply segment of the electric industry in the United States is becoming increasingly competitive. The national Energy Policy Act of 1992 deregulated the wholesale exchange of power within the electric industry by permitting the FERC to compel electric utilities to allow third parties to sell electricity to wholesale customers over their transmission systems. This resulted in open access transmission tariffs being established nationwide. We continue to be an advocate of federal legislation to remove artificial barriers to competition in electricity markets, avoid regional dislocations, and ensure level playing fields.

     In addition, with the wholesale electricity market becoming more competitive, the majority of states have taken active steps toward allowing retail customers the right to choose their electricity supplier.

     We are at the forefront of state-implemented retail competition, having negotiated settlement agreements in all of the states that Allegheny Power serves. Pennsylvania and Maryland have retail choice programs in place. In October 2000, Ohio approved the implementation of a deregulation plan for Monongahela Power beginning January 1, 2001. In March 2000, West Virginia's Legislature approved a deregulation plan for Monongahela Power pending additional legislation regarding tax revenues for state and local governments. In July 2000, Virginia approved a separation plan for the generating assets of Potomac Edison and continues to make progress toward the implementation of customer choice.

ACTIVITIES AT THE FEDERAL LEVEL

     We continue to seek enactment of federal legislation to bring choice to all retail electric customers, deregulate the generation and sale of electricity on a national level, and create a more liquid, free market for electric power. Fully meeting challenges in the emerging competitive environment will be difficult for us unless certain outmoded and anticompetitive laws, specifically the PUHCA and Section 210 (Mandatory Purchase Provisions) of PURPA, are repealed or significantly revised. We continue to advocate the repeal of PUHCA and Section 210 of PURPA on the grounds that they are obsolete and anticompetitive and that PURPA results in utility customers paying above-market prices for power. H.R. 2944, which was sponsored by U.S. Representative Joe Barton, was favorably reported out of the House Commerce Subcommittee on Energy and Power during the 105th Congress. While the bill did not mandate a certain date for customer choice, several key provisions we favor were included in the legislation, including an amendment that allows existing state restructuring plans and agreements to remain in effect. Other provisions addressed our important priorities by repealing PUHCA and the mandatory purchase provisions of PURPA. Although there was considerable activity and discussion on this bill and several other bills in the House and Senate, that activity fell short of moving consensus legislation forward prior to adjournment of the 106th Congress. We anticipate that the 107th Congress will address these issues.

MARYLAND ACTIVITIES

     On June 7, 2000, the Maryland PSC approved the transfer of the generating assets of Potomac Edison to Allegheny Supply. The transfer was made in August 2000. Maryland customers of Potomac Edison had the right to choose an alternative electric provider on July 1, 2000, although the Maryland PSC has not yet finalized all of the rules that will govern customer choice in the state.

     On July 1, 2000, the Maryland PSC issued a restrictive order imposing standards of conduct for transactions between Maryland utilities and their affiliates. Among other things, the order:

     o  restricts sharing of employees between utilities and affiliates;

     o announces the Maryland PSC's intent to impose a royalty fee to compensate the utility for the use by an affiliate of the utility's name and/or logo and for other "intangible or unqualified benefits;" and

     o requires asymmetric pricing for asset transfers between utilities and their affiliates (excluding the transfer of Potomac Edison's Maryland jurisdictional generating assets to Allegheny Supply). Asymmetric pricing requires that transfers of assets from the regulated utility to an affiliate be recorded at the greater of book cost or market value while transfers of assets from the affiliate to the regulated utility be recorded at the lesser of book costs or market value.

     Potomac Edison, along with substantially all of Maryland's gas and electric utilities, filed a Circuit Court petition for judicial review and a motion for stay of the order. The Circuit Court has granted a partial stay of the Maryland PSC's Code of Conduct/Affiliated Transactions Order. The Judge granted a stay on the issues of employee sharing, royalties for the use of the name and logo and for certain intangibles, and on the requirement to use a disclaimer on advertising for non-core services.

OHIO ACTIVITIES

     The Ohio General Assembly passed legislation in 1999 to restructure its electric utility industry. All of the state's customers were able to choose their electricity supplier starting January 1, 2001, beginning a five-year transition to market rates. Residential customers are guaranteed a 5% cut in the generation portion of their rate.

     Monongahela Power reached a stipulated agreement with major parties on a transition plan to bring electric choice to its approximately 29,000 Ohio customers. The Ohio PUC approved the stipulation on October 5, 2000. The restructuring plan allows us to transfer our Ohio generating assets to Allegheny Supply at net book value on or after January 1, 2001. See Note B to the consolidated financial statements for additional information.

PENNSYLVANIA ACTIVITIES

     Two-thirds of West Penn's customers in Pennsylvania were able to choose their electricity supplier effective January 2, 1999. As of January 2, 2000, all of West Penn's electricity customers in Pennsylvania had the right to choose their electric suppliers. We have retained more than 99% of our Pennsylvania customers as of December 31, 2000. See Note B to the consolidated financial statements for additional information.

VIRGINIA ACTIVITIES

     The Virginia Electric Utility Restructuring Act (Restructuring Act) became law on March 25, 1999. All state utilities were required to submit a restructuring plan by January 1, 2001, to be effective on January 1, 2002. Accordingly, we filed Phase II of the Functional Separation Plan on December 19, 2000. Customer choice will be phased-in beginning on January 1, 2002, with full customer choice by January 1, 2004. Under the March 30, 2001 order of the Virginia State Corporation Commission, or the Virginia SCC, customer choice for customers of Allegheny Power will begin on January 1, 2002.

     The Restructuring Act was amended during the 2000 General Assembly legislative session to direct the Virginia SCC to prepare for legislative approval a plan for competitive metering and billing and to authorize the Virginia SCC to implement a consumer education program on electric choice, funded through its regulatory tax.

     On July 11, 2000, the Virginia SCC issued an order approving our separation plan, permitting the transfer of Potomac Edison's generating assets and the provisions of the Phase I application. See Note B to the consolidated financial statements for additional information.

     Various rulemaking proceedings to implement customer choice are ongoing before the Virginia SCC.

WEST VIRGINIA ACTIVITIES

     In March 1998, the West Virginia Legislature passed legislation that directed the West Virginia Public Service Commission, or the W.Va. PSC, to develop a restructuring plan which would meet the dictates and goals of the legislation. In January 2000, the W.Va. PSC submitted a restructuring plan to the Legislature for approval that would open full retail competition on January 1, 2001. On March 11, 2000, the West Virginia Legislature approved the W.Va. PSC's plan, but assigned the tax issues surrounding the plan to the 2000 Legislative Interim Committees to recommend the necessary tax changes involved and come back to the Legislature in 2001 for approval of those changes and authority to implement the plan. The start date of competition is contingent upon the necessary tax changes being made and approved by the Legislature. The W.Va. PSC is currently in the process of developing the rules under which competition will occur.

     The W.Va. PSC approved Potomac Edison's request to transfer its generating assets to Allegheny Supply on or after July 1, 2000, and established a process for obtaining approval to transfer Monongahela Power's assets on or before the starting date for customer choice. In accordance with the restructuring agreement, Potomac Edison and Monongahela Power implemented a commercial and industrial rate reduction program on July 1, 2000.

ACCOUNTING FOR THE EFFECTS OF PRICE DEREGULATION

     In accordance with the guidance of EITF Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of FASB Statement Nos. 71 and 101," we discontinued the application of SFAS No. 71 to its electric generation businesses in all of the states in which we provide utility service. See Note C to the consolidated financial statements for additional information.

ENVIRONMENTAL ISSUES

     The Environmental Protection Agency nitrogen oxides (NOx) State Implementation Plan (SIP) call regulation has been under litigation. On March 3, 2000, the District of Columbia Circuit Court of Appeals issued a decision that basically upheld the regulation. However, state and industry litigants filed an appeal of that decision in April 2000. On June 23, 2000, the Court denied the request for the appeal. Although the Court did issue an order to delay the compliance date from May 1, 2003, until May 31, 2004, both the Maryland and Pennsylvania state rules to implement the EPA NOx SIP call regulation still require compliance by May 1, 2003. West Virginia has issued a proposed rule that would postpone compliance until May 1, 2005. However, the EPA Section 126 petition regulation also requires the same level of NOx reductions as the EPA NOx SIP call regulation, with a May 1, 2003 compliance date. The EPA Section 126 petition rule is also under litigation in the District Court of Columbia Circuit Court of Appeals, with a decision expected in the first half of 2001. Our compliance with such stringent regulations will require the installation of expensive post-combustion control technologies on most of its power stations. Our construction forecast includes the expenditure of $376.9 million of capital costs during the 2001 through 2004 period to comply with these regulations. Approximately $63.5 million was spent in 2000.

     On August 2, 2000, we received a letter from the EPA requiring us to provide certain information on the following 10 electric generating stations:
Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. Allegheny Supply and Monongahela Power now own these electric generating stations. The letter requested information under Section 114 of the federal Clean Air Act to determine compliance with federal and state implementation plan requirements, including potential application of federal new source performance standards. In general, such standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. We submitted these records in January 2001. The eventual outcome of the EPA investigation is unknown.

     Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. We believe our generating facilities have been operating in accordance with the Clean Air Act and the rules implementing the Act. The experience of other utilities, however, suggests that, in recent years, the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the new source performance standards, or a major modification of the facility, which would require compliance with the new source performance standards. If federal new source performance standards were to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures. In connection with the deregulation of generation, we have agreed to rate caps in each of our jurisdictions, and there are no provisions under those arrangements to increase rates to cover such expenditures.

     In December 2000, the EPA issued a decision to regulate coal- and oil-fired electric utility mercury emissions under Title III, Section 112 of the 1990 Clean Air Act Amendments. The EPA plans to issue a proposed regulation by December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.

RIGHT-TO-KNOW

     On Earth Day 1997, former President Clinton announced the expansion of the federal Emergency Planning and Community Right-to-Know Act (RTK) reporting to include electric utilities, but limited to facilities that combust coal and/or oil for the purpose of generating power for distribution in commerce. The purpose of RTK is to provide site-specific information on chemical emissions to the air, land, and water. Packets of information about our emissions were provided to the media in our area and posted on our web site. We filed our 1999 RTK report with the EPA prior to the July 1, 2000, deadline, reporting 27.5 million pounds of total releases for calendar year 1999.

ENERGY RISK MANAGEMENT

     We are exposed to a variety of commodity driven risks associated with the wholesale and retail marketing of electricity, including the generation, procurement, and marketing of power. We are mandated by our Board of Directors to engage in a program that systematically identifies, measures, evaluates, and actively manages and reports on market-driven risks.

     Our wholesale and retail activities principally consist of marketing and buying and selling over-the-counter contracts for the purchase and sale of electricity. The majority of the forward contracts represent commitments to purchase or sell electricity at fixed prices in the future. These contracts require physical delivery of electricity.

     We also use option contracts to buy and sell electricity at fixed prices in the future. These option contracts are primarily entered into for risk management purposes. The risk management activities focus on management of volume risks (supply) and operational risks (plant outages). Our principal intent and business objective for the use of our capital assets and contracts is the same -- provide us with physical power supply to enable us to deliver electricity to meet customers' needs.

     We have entered into long-term contractual obligations for sales of electricity to other load-serving entities, including affiliated electric utilities, municipalities, and retail load aggregators.

     We have a Corporate Energy Risk Control Policy adopted by our Board of Directors and monitored by an Exposure Management Committee chaired by the Chief Executive Officer and composed of senior management. An independent risk management group, operating separately from the businesses actively managing these risk exposures, monitors market risks to ensure compliance with the Policy.

     Market risk arises from the potential for changes in the value of energy related to price and volatility in the market. We reduce these risks by using our generating assets to back positions on physical transactions. A Value-at-Risk (VaR) model is used to measure the market exposure resulting from the wholesale and retail activities. VaR is a statistical model that attempts to predict risk of loss based on historical market price and volatility data over a given period of time. Our 12-month average one-day VaR with respect to our wholesale and retail marketing of electricity for our unregulated generation segment, excluding the commodity price exposure related to the procurement of fuel, was $12.3 million using a 95% confidence level. We entered into long-term arrangements (terms of 12 months or longer) to purchase approximately 90% of our base fuel requirements in 2000. We depend on short-term arrangements and spot purchases for our remaining requirements. Until 2005, we expect to meet our total coal requirements for our generating assets under existing contracts or from known suppliers.

     Credit risk is defined as the risk that a counterparty to a transaction will be unable to fulfill its contractual obligations. The credit standing of counterparties is established through the evaluation of the prospective counterparty's financial condition, specified collateral requirements where deemed necessary, and the use of standardized agreements which facilitate netting of cash flows associated with a single counterparty. Financial conditions of existing counterparties are monitored on an ongoing basis.

     Market exposure and credit risk have established aggregate and counterparty limits that are monitored within the guidelines of the Corporate Energy Risk Control Policy.

ENERGY TRADING ACTIVITIES

     In November 1998, the EITF released Issue No. 98-10 under which contracts entered into in connection with energy trading must be marked to market, with gains and losses included in earnings. The Issue defines energy trading activities or energy trading contracts as energy contracts entered into with the objective of generating profits on or from exposure to shifts in market prices.

     During 2000, Allegheny Supply substantially increased the volume of its wholesale electricity trading activities due to the completion of the construction or acquisition of additional capacity. Allegheny Supply also anticipates the expansion of additional capacity, through construction and acquisition activities, in future years as a result of announcements made during 2000. Based upon our continual evaluation of our business activities under the provisions of EITF Issue No. 98-10, we concluded that Allegheny Supply's wholesale electricity activities now represent trading activities. Accordingly, Allegheny Supply recorded its energy trading contracts at fair value on the balance sheet at December 31, 2000, and recorded a gain to earnings for these contracts. See Note J to the consolidated financial statements for additional details.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-- an amendment of FASB Statement No. 133." Effective January 1, 2001, we implemented the requirements of these accounting standards.

     These Statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement or other comprehensive income, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is expected to increase the volatility in reported earnings and other comprehensive income.

     We have completed an inventory of financial instruments, commodity contracts, and other commitments for the purpose of identifying and assessing all of our derivatives. We determined the fair value of the derivatives, designated certain derivatives as hedges, and assessed the effectiveness of those derivatives as hedges.

     Allegheny Supply has entered into two forward contracts for the purchase of electricity that qualify for cash flow hedge treatment under SFAS No. 133. Allegheny Supply entered these transactions with the risk management objectives of assuring its ability to meet its contractual obligations to serve the instantaneous physical demands of its customers and to ensure that market movements do not cause a significant degradation in Allegheny Supply's earnings.

     Cash flow hedge accounting is appropriate only if the derivative is effective at offsetting cash flows from the hedged item and is designated as a hedge at its inception. Additionally, changes in the market value of the hedge must move in an inverse direction from changes in the market value of the hedged item. This effectiveness is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of effectiveness being at least 80% and not more than 125%. If and when effectiveness ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied. Any ineffectiveness in Allegheny Supply's hedges will be reported as part of "Purchased power and exchanges, net" on the consolidated statement of operations. The effective portion will be reported in other comprehensive income.

     Allegheny Supply recorded an asset of $1.5 million on its 2001 balance sheet based on the fair value of the two cash flow hedge contracts at January 1, 2001. An offsetting amount will be recorded in other comprehensive income as a change in accounting principle as provided by SFAS No. 133. Allegheny Supply anticipates that the hedges will be highly effective and that there will be no ineffectiveness to be recognized in earnings because the critical terms of the hedging instruments and hedged items match, the fair value of hedging instruments was zero at inception, and the change in expected cash flows on the hedged items and the hedging instruments are based on the same forward commodity prices. Allegheny Supply anticipates that the amounts accumulated in other comprehensive income related to these contracts will be reclassified to earnings during July and August of 2001, when the hedged transactions are recorded.

     Allegheny Supply has certain option contracts for the future sale of electricity that meet the derivative criteria in SFAS No. 133, which do not qualify for special hedge accounting. Allegheny Supply also has entered into option contracts for emission allowances that qualify as derivatives. Allegheny Supply entered into these energy derivatives for the purpose of optimizing the value of its generating assets. Allegheny Supply recorded an asset of $0.1 million and a liability of $52.4 million on its balance sheet based on the fair value of these contracts at January 1, 2001. The majority of this liability is related to one contract. The terms of this three-year contract entered into on January 1, 1999, provides the counterparty with the right to purchase, at a fixed price, 270 MW of electricity per hour until December 31, 2001. The fair value of this contract represented a liability of approximately $52.3 million on January 1, 2001. The liability associated with this contract will reduce to zero at December 31, 2001, with the expiration of the contract. The fair value of these contracts will fluctuate over time due to changes in the underlying commodity prices that are influenced by various market factors, including the weather and availability of regional electric generation and transmission capacity. In accordance with SFAS No. 133, we recorded a charge of $31.2 million against earnings, net of the related tax effect ($52.3 million before tax) for these contracts as a change in accounting principle as of January 1, 2001.

NEW ACCOUNTING STANDARD

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and is effective for transfers occurring after March 31, 2001. The Statement is not expected to have a material impact on us.

                                    BUSINESS

OVERVIEW

     We are a diversified utility holding company operating in three principal business segments:

     o ALLEGHENY SUPPLY: UNREGULATED GENERATION BUSINESS. Our principal subsidiary is Allegheny Energy Supply Company, LLC, a rapidly growing merchant energy company that owns a large electric generation fleet and an expanding energy marketing and trading business.

     o ALLEGHENY POWER COMPANY: REGULATED UTILITY BUSINESS. Our principal subsidiaries are Monongahela Power Company, The Potomac Edison Company and West Penn Power Company, which conduct business as Allegheny Power, and which are regulated utility operating companies.

     o ALLEGHENY VENTURES: OTHER NON-UTILITY BUSINESSES. Our principal subsidiary is Allegheny Ventures, Inc. which actively invests in and develops telecommunications and energy-related projects.

     Neither Allegheny Supply nor the Allegheny Ventures businesses are regulated by state public utility commissions. As shown in the following table, for the year ended December 31, 2000, we generated approximately $4 billion in revenue; $969 million in earnings before interest, income taxes, depreciation and amortization, and extraordinary charges, or EBITDA; and net income of $314 million before extraordinary items.

                         CONSOLIDATED FINANCIAL RESULTS

                             Year Ended December 31,
                             ----------------------

                                                                                            Compound
                                                                                              Annual
                                           1998              1999             2000       Growth Rate*
                                         ------            ------           ------       -----------
                                                    (In millions, except per share data)
      Operating Revenues ..............  $2,576            $2,808           $4,012               25%
      EBITDA ..........................  $  879            $  889           $  969                5%
      Income before extraordinary
        charge ........................  $  263            $  285           $  314                9%
      Other charges** .................  $   24            $   22               --
      Income before extraordinary
        and other charges .............  $  287            $  307           $  314                5%

      Income per average share
        before extraordinary
        charge ........................  $ 2.15            $ 2.45           $ 2.84               15%
      Income per average share
        before extraordinary and
        other charges .................  $ 2.34            $ 2.64           $ 2.84               10%


--------------
* Compound annual growth rate is the quotient of the year 2000 value divided by the year 1998 value, raised to the power of 1/2, minus 1.
** 1999 write-off of merger-related costs, net of taxes, of $12 million and a long dormant pumped-storage generation project, net of taxes, of $10 million. 1998 charge for the Pennsylvania restructuring settlement, net of taxes, of $24 million.

OUR GENERATION FACILITIES

     As of March 31, 2001, Allegheny Supply owned electric power generation facilities and the contractual right to control capacity with an aggregate net generating capacity of 7,472 MW. Allegheny Supply also had 2,654 MW of generating capacity pending transfer to it from Monongahela Power and our other subsidiaries. The following table describes:

     o Allegheny Supply's current generating assets.

     o Generating assets currently owned by Monongahela Power, pending transfer to Allegheny Supply.
     o Other generating assets to be transferred to Allegheny Supply from our nonregulated subsidiaries.

     o Announced projects under development.

     o Announced pending generation asset acquisitions.

     However, the table does not include:

     o Development projects, tolling agreements or other contractual arrangements that are in various stages of completion and have not yet been announced.

     o Power purchases from qualifying facilities under the Public Utility Regulatory Policies Act of 1978, representing approximately 479 MW. The power purchases are either used by Allegheny Power to fulfill its service obligations or are sold by Allegheny Power into the wholesale market.

             ALLEGHENY SUPPLY GENERATING ASSETS AS OF MARCH 31, 2001

                                                                    CURRENT OWNERSHIP
                                                -------------------------------------------------------
                                                                    MONONGAHELA POWER
                                                           --------------------------------
                                                                           TO BE TRANSFERRED
                                                               NON-WEST        SUBJECT TO
                                                           VIRGINIA ASSETS TO LEGISLATIVE OR
                                                ALLEGHENY   BE TRANSFERRED REGULATORY ACTION  OTHER
                                                 SUPPLY     SUBJECT TO SEC  IN WEST VIRGINIA AFFILIATES  TOTALS
STATE           UNIT                FUEL TYPE     (MW)      RULING (MW)(1)       (MW)(2)       (MW)       (MW)
-----           -----               ---------   ---------   -------------  ----------------- ----------  ------
CORE ASSETS
-----------
WV          Albright                 Coal            76.00           32.23          183.77                   292.00
PA          Armstrong                Coal           356.00                                                   356.00
WV          Ft. Martin               Coal           582.00           37.15          211.85                   831.00
WV          Harrison                 Coal          1462.50           72.75          414.78                  1950.03
PA          Hatfield                 Coal          1239.75           70.17          400.08                  1710.00
PA          Mitchell                 Coal           288.00                                                   288.00
OH & IN     Ohio Valley
              Electric Corp(3)       Coal           201.60            0.00           78.40                   280.00
WV          Pleasants                Coal           963.75           47.94          273.32                  1285.01
WV          Rivesville               Coal                            21.18          120.82                   142.00
MD          Smith                    Coal           116.00                                                   116.00
WV          Willow Island            Coal                            36.26          206.74                   243.00
VA          Bath County(3)          Hydro           613.20           33.84          192.96                   840.00
PA          Lake Lynn               Hydro            52.00                                                    52.00
WV          PE Hydro                Hydro             3.00                                                     3.00
PA          Mitchell                  Oil           154.00                                                   154.00
TOTAL                                             6,107.80          351.52        2,082.72                 8,542.04

OTHER ALLEGHENY SUPPLY ASSETS

WV          Ft. Martin               Coal           276.00
PA          AE 8&9 (Gans)     Natural Gas            88.00
CA          Contractual
              Control(3)      Natural Gas         1,000.00
                                                 ---------
Subtotal                                          1,364.00

TOTAL ALLEGHENY SUPPLY GENERATING ASSETS          7,471.80          351.52        2,082.72         0.00    9,906.04

NONREGULATED ASSETS AWAITING TRANSFER TO ALLEGHENY SUPPLY(4)
------------------------------------------------------------

PA          Conemaugh(3)             Coal                                                         83.00
PA          Hunlock Coal(3)          Coal                                                         24.00
PA          Hunlock CT(3)     Natural Gas                                                         22.00
PA          AE 1&2
              (Springdale)    Natural Gas                                                         88.00
VA          PE Hydro                Hydro                                                          3.00
                                                                                                -------
TOTAL                                                                                            220.00

ALLEGHENY SUPPLY ANNOUNCED CONSTRUCTION AND ACQUISITIONS
--------------------------------------------------------
To Be Owned By Allegheny Supply:
PA          Harrison City     Natural Gas            88.00
AZ          La Paz            Natural Gas         1,080.00
IL, IN, TN  Midwest Assets    Natural Gas         1,710.00
                                                 ---------
Subtotal                                          2,878.00

New Construction To Be Leased By Allegheny Supply:
PA          Springdale        Natural Gas           540.00
IN          St. Joseph        Natural Gas           630.00
                                                 ---------
Subtotal                                          1,170.00

TOTAL ANNOUNCED CONSTRUCTION
  AND ACQUISITIONS                                4,048.00

TOTAL GENERATING CAPACITY                        11,519.80          351.52        2,082.72       220.00   14,174.04

---------------
(1) We have received SEC approval for the transfer of these assets to Allegheny Supply from Monongahela Power.

(2) It is our goal to complete the transfer of these assets to Allegheny Supply from Monongahela Power upon the implementation of legislation in West Virginia or regulatory action by the West Virginia Public Service Commission.

(3) Indicates generating units at which we do not or will not exercise control over 100% of the facility.

(4) We have received SEC approval for the transfer of these assets to Allegheny Supply.

BUSINESS SEGMENT OVERVIEW

UNREGULATED GENERATION BUSINESS

     Allegheny Supply is a rapidly growing merchant energy company with a large competitive generation fleet consisting of 14,174 MW of capacity owned, pending transfer or announced as being controlled, acquired or developed. Allegheny Supply currently owns 6,472 MW of generation capacity in the East Central region of the United States and has the contractual right to control a further 1,000 MW in California. Allegheny Supply has also announced the acquisition, development or pending transfers of an additional 6,702 MW. Its assets are managed as an integrated portfolio with trading, marketing and risk management.

     Allegheny Supply was formed in November 1999 to take advantage of the opportunity to transfer at book value certain of Allegheny Power's generation assets as a result of economic factors and state legislative and regulatory changes. To date, 6,108 MW of generating assets have been transferred to Allegheny Supply from West Penn and Potomac Edison -- two of our regulated utility subsidiaries. These assets had a book value at the time of transfer to Allegheny Supply of approximately $261 per kW and a low variable operating cost of approximately $16 per MWh. These cost characteristics position Allegheny Supply's assets among the lowest cost generation assets in the United States. We either have or are awaiting final regulatory authorization for the transfer to Allegheny Supply of approximately 2,654 MW of generating assets from Monongahela Power and our other subsidiaries. Of these 2,654 MW, we expect that Monongahela Power will transfer approximately 352 MW of generating assets to Allegheny Supply at net book value in the second quarter of 2001. It is our goal that the remaining 2,083 MW of Monongahela Power's West Virginia jurisdictional generating assets be transferred to Allegheny Supply at net book value once tax changes related to deregulation of the wholesale power market in West Virginia has been passed by the West Virginia Legislature or the West Virginia Public Service Commission takes regulatory action.

     The generating assets transferred to Allegheny Supply consist primarily of low-cost, coal-fired, base-load facilities located in the Appalachian coal-mining region. These assets are strategically located in the East Central Area Reliability Region, in the corridor between the liquid trading markets of the PJM market and the Cinergy trading hub, which gives Allegheny Supply access to six of the most liquid trading hubs east of the Mississippi River.

     Allegheny Supply is also developing a national platform with the recent acquisition of the Energy Trading Business, the pending acquisition of 1,710 MW of peaking capacity in Illinois, Indiana and Tennessee and its acquisition and development activities in the East Central, Midwestern and Southwestern regions of the United States.

     The Energy Trading Business enhances our existing wholesale marketing, power trading, fuel procurement and risk management activities and will help Allegheny Supply expand from a regional to a national merchant energy company. The national reach of the Energy Trading Business will help optimize our current portfolio of generation assets and fuel supplies and will provide us with valuable market intelligence to guide our acquisition and development activities. The Energy Trading Business will also assist in the development of customized energy management solutions for our wholesale customers.

REGULATED UTILITY BUSINESS

     Monongahela Power Company, The Potomac Edison Company and West Penn Power Company are established and efficient transmission and distribution businesses that deliver power to a customer base that has historically exhibited steady growth. These three companies conduct business as Allegheny Power.

     Prior to the transfer of generating assets by West Penn and Potomac Edison to Allegheny Supply in 1999 and 2000, respectively, both of these subsidiaries, as well as Monongahela Power, had been operated as vertically integrated utilities for approximately 75 years. Monongahela Power, Potomac Edison and West Penn have a combined service territory covering a population of approximately 3 million in the States of Pennsylvania, Maryland, Ohio, Virginia and West Virginia and deliver electricity to a mix of heavy industrial, mining and natural resource, light industrial, commercial and residential customers. Since the beginning of 1999, Allegheny Power has acquired Mountaineer Gas Company, a natural gas distribution company in West Virginia, and the assets of West Virginia Power, a combination natural gas and electricity business. With those acquisitions, Allegheny Power has become the largest natural gas distribution company in West Virginia.

     As a result of state legislative and regulatory changes, since January 2, 2000 and July 1, 2000 all customers of West Penn in Pennsylvania and Potomac Edison in Maryland, respectively, had the right to choose West Penn and Potomac Edison or an alternative generation supplier as their preferred supplier of electricity. Similar customer choice legislation took effect for Monongahela Power customers in Ohio in January 2001 and will commence or is also planned for Monongahela Power's customers in West Virginia and Potomac Edison customers in Virginia and West Virginia.

     Under the terms of the deregulation plans approved in Pennsylvania for West Penn and in Maryland for Potomac Edison, West Penn and Potomac Edison are obligated to provide electricity to customers who do not choose an alternative generation supplier during the transition period to full market competition. As provider of last resort, West Penn and Potomac Edison are required to provide power to these customers at capped rates during the transition period. For West Penn, the Pennsylvania transition period continues through December 31, 2008 with escalating capped rates. For residential customers of Potomac Edison in Maryland, the transition period continues through December 31, 2008. For all other commercial and industrial customers of Potomac Edison in Maryland, the transition period continues through December 31, 2004. The rates that West Penn and Potomac Edison may charge customers during the transition periods are below current market rates. In order to manage the risk of below-market rates during the transition period, West Penn and Potomac Edison will purchase the electricity to satisfy their provider-of-last-resort obligations from Allegheny Supply under power purchase agreements with Allegheny Supply.

     Subject to regulatory approval, we plan to renegotiate the provider-of-last-resort power purchase agreements that Allegheny Supply has with West Penn and Potomac Edison, as well as similar contracts with Monongahela Power, our other regulated utility subsidiary, in order to bring the contract prices closer to market prices through a volume adjustment. We expect the phase-in of any such adjustment to take the entire transition period in each state.

     In order to maintain the level of service that Allegheny Power provides its customers, Allegheny Power has made substantial capital expenditure commitments to maintain and improve its transmission and distribution infrastructure, and has negotiated to join the PJM market through a new structure to be known as PJM-West. In joining this liquid market, Allegheny Power will expand the number of possible suppliers of electricity that are available to its retail customers, thereby enabling Allegheny Power to mitigate some of the power sourcing risk arising in connection with its provider-of-last-resort obligations.

OTHER NON-UTILITY BUSINESSES

     Allegheny Ventures, Inc. consists of our other non-utility businesses which are primarily in the telecommunications and energy-related areas. The two most significant of these are Allegheny Communications Connect, Inc. and Allegheny Energy Solutions, Inc.

     Allegheny Communications Connect owns and operates a growing fiber optic cable network with high-speed data capacity, on which third-party vendors provide customers with internet access, voice and video communications and other value-added services. In 2000, our fiber optic cable network extended to over 1,300 route miles in the corridor lying between Pittsburgh, Pennsylvania; Washington, D.C. and Cleveland, Ohio. In 2000, Allegheny Ventures also contributed fiber optic assets to a joint venture, AFN Communications, LLC, in which it retains a 17% ownership interest. This joint venture's network offers more than 7,700 route miles, or 140,000 fiber miles, connecting major markets in the eastern United States to secondary markets with a growing need for broadband access, and its initial footprint of fiber enables it to reach areas responsible for approximately 35% of the national wholesale communications capacity market.

      Allegheny Energy Solutions provides installation and maintenance of distributed generation equipment, as well as power quality and load management services to data intensive businesses, such as in the financial services, telecommunications and healthcare industries. Our primary target markets are the Northeast and Midwest regions of the United States.

     Allegheny Ventures has recently entered into an agreement to acquire Leasing Technologies International, Inc., a company that offers a wide range of lease and loan financing services nationally. Allegheny Ventures is awaiting regulatory approval of this transaction. The availability of financing services will facilitate sales of Allegheny Venture's line of energy-related products.

                                   MANAGEMENT

     The following are our executive officers as of March 31, 2001:

     NAME                           AGE       POSITION
     -----                          ---       -------
     Alan J. Noia ................  53        Chairman, President, and Chief Executive Officer

     Michael P. Morrell ..........  52        President, Allegheny Supply

     Jay S. Pifer ................  63        President, Allegheny Power

     Paul M. Barbas ..............  44        President, Allegheny Ventures

     Regis F. Binder .............  49        Vice President, Treasurer

     Richard J. Gagliardi ........  50        Vice President, Administration

     Thomas K. Henderson .........  60        Vice President and General Counsel

     Thomas J. Kloc ..............  48        Vice President, Controller

     Victoria V. Schaff ..........  56        Vice President, External Affairs

     ALAN J. NOIA, Chairman, President, and Chief Executive Officer. Prior to assuming his present position in 1997, Mr. Noia was President and Chief Operating Officer of Allegheny Power System, Inc.

     MICHAEL P. MORRELL, President, Allegheny Supply. Before assuming his present position in 2001, Mr. Morrell was Senior Vice President and Chief Financial Officer of Allegheny Energy, Inc.

     JAY S. PIFER, President, Allegheny Power. Mr. Pifer was president of Allegheny Energy subsidiaries West Penn Power Company, Monongahela Power Company, and The Potomac Edison Company prior to assuming his present position in 1999.

     PAUL M. BARBAS, President, Allegheny Ventures. Mr. Barbas joined Allegheny Energy in July 1999. Before that, he held several executive-level positions with the General Electric Company.

     REGIS F. BINDER, Vice President, Treasurer. Prior to assuming the position of Vice President and Treasurer in 1998, Mr. Binder served as Executive Director of Regulation and Rates for Allegheny Power Service Corporation.

     RICHARD J. GAGLIARDI, Vice President, Administration. Mr. Gagliardi was Vice President, Human Resources, from 1990 to 1994 when he was named to his current position.

     THOMAS K. HENDERSON, Vice President and General Counsel. Mr. Henderson was Vice President, Legal Services, before assuming his present position in 1999.

     THOMAS J. KLOC, Vice President, Controller. Prior to assuming the position of Vice President and Controller in 1998, Mr. Kloc served as Controller of Allegheny Power Service Corporation.

     VICTORIA V. SCHAFF, Vice President, External Affairs. Before joining Allegheny Energy in 1996, Ms. Schaff represented four Missouri investor-owned electric companies in Washington, D.C.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                       TO NON-U.S. HOLDERS OF COMMON STOCK

     This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

     o  a nonresident alien individual,

     o  a foreign corporation,

     o  a foreign partnership, or

     o an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

     This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

--------------------------------------------------------------------------------
       YOU SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE
  UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.
--------------------------------------------------------------------------------
DIVIDENDS

     Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

     o a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

     o in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

     If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

     If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

     o  you are a non-United States person, and

     o the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

     "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

     If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

GAIN ON DISPOSITION OF COMMON STOCK

     If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

     o the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

     o you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

     o we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

     We believe we have not been and are not a United States real property holding corporation for United States federal income tax purposes. If we were to spin-off our unregulated generation subsidiary, Allegheny Supply, to our shareholders as described in "Risk Factors -- Risks Associated With a Possible Initial Public Offering of the Stock of Our Generation Subsidiary," we might, depending upon the assets held by us after the spin-off, become a United States real property holding corporation for United States federal income tax purposes.

     If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

FEDERAL ESTATE TAXES

     Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

     o  dividend payments and

     o the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

     o a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

     o other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

     o  you otherwise establish an exemption.

     Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

     o the proceeds are transferred to an account maintained by you in the United States,

     o the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

     o the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of common stock will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

     o  a United States person,

     o  a controlled foreign corporation for United States tax purposes,

     o a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

     o  a foreign partnership, if at any time during its tax year:

        o one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

        o such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

                                  UNDERWRITING

     Allegheny Energy and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

                          UNDERWRITERS                         NUMBER OF SHARES
                          ------------                         ----------------
Goldman, Sachs & Co. ........................................         4,030,000
Merrill Lynch, Pierce, Fenner & Smith
    Incorporated ............................................         4,030,000
Banc of America Securities LLC ..............................         1,240,000
J.P. Morgan Securities, Inc. ................................         1,240,000
Salomon Smith Barney Inc. ...................................         1,240,000
SunTrust Equitable Securities Corporation ...................           620,000
                                                                 --------------
    Total ...................................................        12,400,000
                                                                 ==============



     The underwriters have an option to purchase up to an additional 1,860,000 shares from Allegheny Energy to cover overallotments. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Allegheny Energy. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,860,000 additional shares.

                            PAID BY ALLEGHENY ENERGY
                            ------------------------

                                         NO EXERCISE          FULL EXERCISE
                                         -----------          -------------
Per Share ...........................    $1.45                $1.45
Total ...............................    $17,980,000          $20,677,000

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.87 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Allegheny Energy, its directors and its executive officers have agreed with the underwriters not to dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives provided, however, that Allegheny Energy may issue and sell shares pursuant to its Dividend Reinvestment Plan and Allegheny Energy Employee Stock Ownership and Savings Plan; issue shares pursuant to a stock split or upon the conversion of securities or the exercise of warrants currently outstanding; and sell or transfer into escrow shares of common stock to be used as consideration for the $26 million acquisition of Leasing Technologies International, Inc.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Allegheny Energy in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the under-writers will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Allegheny Energy estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $430,000.

     A prospectus in electronic format will be made available on the web sites maintained by one or more of the joint bookrunners of this offering and may also be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint bookrunners to underwriters that may make Internet distributions on the same basis as other allocations.

     Allegheny Energy has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                          VALIDITY OF THE COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell, New York, New York, and for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                     EXPERTS

     The financial statements included in this prospectus supplement and incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      [This Page Intentionally Left Blank]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                   PAGE
                                                                                                   ----
Report of Independent Accountants ...............................................................   F-2
Consolidated Statement of Operations for the years ended
   December 31, 2000, 1999 and 1998 .............................................................   F-3
Consolidated Statement of Cash Flows for the years ended
   December 31, 2000, 1999 and 1998 .............................................................   F-4
Consolidated Balance Sheet at December 31, 2000 and December 31, 1999 ...........................   F-5
Consolidated Statement of Capitalization as of December 31, 2000 and December 31, 1999 ..........   F-7
Consolidated Statement of Common Equity for years ended
   December 31, 2000, 1999, 1998 and 1997 .......................................................   F-8
Notes to Consolidated Financial Statements ......................................................   F-9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and the Shareholders of Allegheny Energy, Inc.

     In our opinion, the accompanying consolidated balance sheets, consolidated statements of capitalization and common equity and the related consolidated statements of operations and cash flows present fairly, in all material respects, the financial position of Allegheny Energy, Inc. and its subsidiaries at December 31, 2000, and 1999, and results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
February 1, 2001

CONSOLIDATED STATEMENT OF OPERATIONS
ALLEGHENY ENERGY, INC.

YEAR ENDED DECEMBER 31                                                      2000           1999          1998
---------------------                                                      ------         ------        ------
(Thousands of dollars except per share data)

OPERATING REVENUES:*
Regulated operations ..............................................     $2,507,272     $2,273,727     $2,329,450
Unregulated generation ............................................      1,482,291        526,746        240,278
Other .............................................................         22,289          7,968          6,708
                                                                      ------------   ------------   ------------
     Total operating revenues .....................................      4,011,852      2,808,441      2,576,436
                                                                      ------------   ------------   ------------
OPERATING EXPENSES:
Operation:
   Fuel ...........................................................        552,162        535,674        566,453
   Purchased power and exchanges, net .............................      1,592,721        531,431        388,758
   Gas purchases and production ...................................         57,043
   Deferred power costs, net ......................................        (16,538)        41,577         (6,639)
   Other ..........................................................        417,058        389,406        337,440
Maintenance .......................................................        230,291        223,538        217,559
Depreciation and amortization .....................................        247,933        257,456        270,379
Taxes other than income taxes .....................................        210,158        190,271        194,583
Federal and state income taxes ....................................        184,801        164,441        168,396
                                                                      ------------   ------------   ------------
     Total operating expenses .....................................      3,475,629      2,333,794      2,136,929
                                                                      ------------   ------------   ------------
     Operating income .............................................        536,223        474,647        439,507
                                                                      ------------   ------------   ------------
OTHER INCOME AND DEDUCTIONS:
Allowance for other than borrowed funds
   used during construction .......................................            816          1,840          1,553
Other income, net .................................................          4,509          1,605          8,180
                                                                      ------------   ------------   ------------
     Total other income and deductions ............................          5,325          3,445          9,733
                                                                      ------------   ------------   ------------
     Income before interest charges, preferred dividends,
       preferred redemption premiums, and extraordinary
       charge, net ................................................        541,548        478,092        449,240
                                                                      ------------   ------------   ------------
INTEREST CHARGES, PREFERRED DIVIDENDS, AND PREFERRED
   REDEMPTION PREMIUMS:

Interest on long-term debt ........................................        172,703        155,198        161,057
Other interest ....................................................         56,621         31,612         19,395
Allowance for borrowed funds used during construction
   and interest capitalized .......................................         (6,468)        (5,070)        (3,471)
Dividends on preferred stock of subsidiaries ......................          5,040          7,183          9,251
Redemption premiums on preferred stock of subsidiaries ............                         3,780
                                                                      ------------   ------------   ------------
     Total interest charges, preferred dividends, and
       preferred redemption premiums ..............................        227,896        192,703        186,232
                                                                      ------------   ------------   ------------
Consolidated income before extraordinary charge ...................        313,652        285,389        263,008
Extraordinary charge, net .........................................        (77,023)       (26,968)      (275,426)
                                                                      ------------   ------------   ------------
Consolidated net income (loss) ....................................      $ 236,629      $ 258,421      $ (12,418)
                                                                      ============   ============   ============
COMMON STOCK SHARES OUTSTANDING (AVERAGE) .........................    110,436,317    116,237,443    122,436,317
BASIC AND DILUTED EARNINGS PER AVERAGE SHARE:
   Consolidated income before extraordinary charge ................          $2.84          $2.45          $2.15
   Extraordinary charge, net ......................................           (.70)          (.23)         (2.25)
                                                                      ------------   ------------   ------------
CONSOLIDATED NET INCOME (LOSS) ....................................          $2.14          $2.22         $ (.10)
                                                                      ============   ============   ============


*Excludes intercompany sales between regulated operations and unregulated generation.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
ALLEGHENY ENERGY, INC.

YEAR ENDED DECEMBER 31                                                      2000           1999*         1998*
---------------------                                                      ------         -------       -------
(Thousands of dollars)

CASH FLOWS FROM OPERATIONS:
Consolidated net income (loss) ......................................    $ 236,629      $ 258,421      $ (12,418)
Extraordinary charge, net of taxes ..................................       77,023         26,968        275,426
                                                                        ----------     ----------     ----------
Consolidated income before extraordinary charge .....................      313,652        285,389        263,008
Depreciation and amortization .......................................      247,933        257,456        270,379
Amortization of adverse purchase power contract .....................      (12,762)       (11,146)
Deferred revenues ...................................................       (8,380)        32,742
Deferred investment credit and income taxes, net ....................       15,154         40,035         20,998
Deferred power costs, net ...........................................      (16,538)        41,577         (6,639)
Commodity contracts .................................................       (8,392)
Write-off of Pennsylvania pilot program regulatory asset ............        9,040
Allowance for other than borrowed funds used during construction ....         (816)        (1,840)        (1,553)
Internal restructuring liability ....................................                                     (5,504)
Write-off of merger-related and generation project costs ............                      35,862
Changes in certain assets and liabilities:
   Accounts receivable, net .........................................     (183,460)       (78,410)        16,406
   Materials and supplies ...........................................       13,451          2,209        (12,852)
   Accounts payable .................................................      132,238         80,224         23,118
   Taxes accrued ....................................................       28,637          7,798         14,312
   Purchased options ................................................        6,965         (8,520)
   Benefit plans' investments .......................................       (6,426)        (6,700)        (7,994)
   Prepayments ......................................................      (14,493)       (10,720)        (2,013)
   Restructuring settlement rate refund .............................                     (25,100)
Other, net ..........................................................       17,414        (22,596)        19,516
                                                                        ----------     ----------     ----------
                                                                           533,217        618,260        591,182
                                                                        ----------     ----------     ----------
CASH FLOWS USED IN INVESTING:
Regulated operations' construction expenditures (less allowance
   for other than borrowed funds used during construction) ..........     (206,789)      (264,365)      (227,809)
Unregulated generation construction expenditures and investments ....     (181,957)      (131,020)          (875)
Other construction expenditures and investments .....................      (13,630)       (16,140)        (5,330)
Acquisition of businesses ...........................................     (228,826)       (98,714)
                                                                        ----------     ----------     ----------
                                                                          (631,202)      (510,239)      (234,014)
                                                                        ----------     ----------     ----------
CASH FLOWS FROM (USED IN) FINANCING:
Repurchase of common stock ..........................................                    (398,407)
Retirement of preferred stock .......................................                     (96,086)
Issuance of long-term debt ..........................................      478,953        824,143        211,952
Retirement of long-term debt ........................................     (316,833)      (555,000)      (419,780)
Funds on deposit with trustees and restricted funds .................       10,273        (13,279)
Short-term debt, net ................................................       65,119        382,258         52,436
Cash dividends paid on common stock .................................     (187,490)      (203,225)      (210,591)
                                                                        ----------     ----------     ----------
                                                                            50,022        (59,596)      (365,983)
                                                                        ----------     ----------     ----------
NET CHANGE IN CASH AND TEMPORARY CASH INVESTMENTS ...................      (47,963)        48,425         (8,815)
Cash and temporary cash investments at January 1 ....................       65,984         17,559         26,374
                                                                        ----------     ----------     ----------
Cash and temporary cash investments at December 31 ..................     $ 18,021       $ 65,984       $ 17,559
                                                                        ==========     ==========     ==========
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the year for:
   Interest (net of amount capitalized) .............................    $ 213,857      $ 170,498      $ 171,719
   Income taxes .....................................................      171,738        124,180        145,053

NONCASH INVESTING AND FINANCING ACTIVITIES
In August 2000, Monongahela Power Company purchased Mountaineer Gas Company (Mountaineer Gas) from Energy Corporation of America. The purchase included the assumption of $100.1 million of existing Mountaineer Gas long-term debt.

*Certain amounts have been reclassified for comparative purposes.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
ALLEGHENY ENERGY, INC.

AS OF DECEMBER 31                                                   2000              1999*
----------------                                                   ------            -------
(Thousands of dollars)
ASSETS
PROPERTY, PLANT, AND EQUIPMENT:
Regulated operations .......................................    $ 5,550,699       $ 6,547,533
Unregulated generation .....................................      3,749,453         2,051,298
Other ......................................................         25,341             9,125
Construction work in progress ..............................        181,476           231,763
                                                               ------------      ------------
                                                                  9,506,969         8,839,719
Accumulated depreciation ...................................     (3,967,631)       (3,632,568)
                                                               ------------      ------------
                                                                  5,539,338         5,207,151
INVESTMENTS AND OTHER ASSETS:
Excess of cost over net assets acquired ....................        216,411            42,584
Benefit plans' investments .................................        100,594            94,168
Unregulated investments ....................................         44,246            15,252
Other ......................................................          2,238             1,479
                                                               ------------      ------------
                                                                    363,489           153,483
CURRENT ASSETS:
Cash and temporary cash investments ........................         18,021            65,984
Accounts receivable:
   Electric ................................................        538,847           383,316
   Gas .....................................................         47,250
   Other ...................................................         18,366            12,273
   Allowance for uncollectible accounts ....................        (36,410)          (26,975)
Materials and supplies--at average cost:
   Operating and construction ..............................         98,664            92,560
   Fuel ....................................................         43,754            62,280
Prepaid taxes ..............................................         76,896            58,190
Deferred income taxes ......................................         15,665            30,477
Commodity contracts ........................................        234,538
Other, including current portion of regulatory assets ......         72,304            31,205
                                                               ------------      ------------
                                                                  1,127,895           709,310
DEFERRED CHARGES:
Regulatory assets ..........................................        579,801           663,847
Unamortized loss on reacquired debt ........................         31,645            41,825
Other ......................................................         54,849            76,825
                                                               ------------      ------------
                                                                    666,295           782,497
                                                               ------------      ------------
Total ......................................................    $ 7,697,017       $ 6,852,441
                                                               ============      ============

*Certain amounts have been reclassified for comparative purposes.

See accompanying notes to consolidated financial statements.

ALLEGHENY ENERGY, INC.

AS OF DECEMBER 31                                                                   2000              1999*
----------------                                                                    -----           --------
(Thousands of dollars)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
Common stock, other paid-in capital, retained earnings, accumulated
   other comprehensive income, less treasury stock (at cost) ................    $1,740,681        $1,695,325
Preferred stock .............................................................        74,000            74,000
Long-term debt and QUIDS ....................................................     2,559,510         2,254,463
                                                                               ------------      ------------
                                                                                  4,374,191         4,023,788
CURRENT LIABILITIES:
Short-term debt .............................................................       722,229           641,095
Long-term debt due within one year ..........................................       160,184           189,734
Accounts payable ............................................................       386,746           233,331
Taxes accrued:
   Federal and state income .................................................        31,229            20,699
   Other ....................................................................        82,923            67,292
Interest accrued ............................................................        39,864            34,979
Adverse power purchase commitments ..........................................        24,839            24,895
Payroll accrued .............................................................        50,446            41,029
Commodity contracts .........................................................       224,591
Other, including current portion of regulatory liabilities ..................        55,926            55,481
                                                                               ------------      ------------
                                                                                  1,778,977         1,308,535
DEFERRED CREDITS AND OTHER LIABILITIES:
Unamortized investment credit ...............................................       109,135           116,971
Deferred income taxes .......................................................       888,303           920,943
Regulatory liabilities ......................................................       121,327            78,743
Adverse power purchase commitments ..........................................       278,338           303,935
Other .......................................................................       146,746            99,526
                                                                               ------------      ------------
                                                                                  1,543,849         1,520,118
                                                                               ------------      ------------
COMMITMENTS AND CONTINGENCIES (NOTE S)
Total .......................................................................    $7,697,017        $6,852,441
                                                                               ============      ============

*Certain amounts have been reclassified for comparative purposes.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CAPITALIZATION

ALLEGHENY ENERGY, INC.

                                                           THOUSANDS OF DOLLARS          CAPITALIZATION RATIOS
                                                           ---------------------         ---------------------
AS OF DECEMBER 31                                           2000           1999           2000           1999
----------------                                           -------        ------         -------        ------
COMMON STOCK:
Common stock of Allegheny Energy, Inc.--
   $1.25 par value per share, 260,000,000 shares
   authorized, 122,436,317 shares issued,
   110,436,317 shares outstanding ....................   $ 153,045      $ 153,045
Other paid-in capital ................................   1,044,085      1,044,085
Retained earnings ....................................     943,281        896,602
Treasury stock (at cost)--12,000,000 shares ..........    (398,407)      (398,407)
Accumulated other comprehensive income ...............      (1,323)
                                                        ----------     ----------        --------      --------
   Total .............................................   1,740,681      1,695,325            39.8%         42.1%
                                                        ----------     ----------        --------      --------
PREFERRED STOCK OF SUBSIDIARIES--cumulative,
   par value $100 per share, authorized
   43,500,000 shares:

                       DECEMBER 31, 2000
                 -------------------------------
                   SHARES     REGULAR CALL PRICE
      SERIES     OUTSTANDING       PER SHARE
      ------     -----------  ------------------
    4.40-4.80%     190,000    $103.50 to $106.50            19,000         19,000
    $5.88-$7.73    550,000    $100.00 to $102.86            55,000         55,000
                                                        ----------     ----------        --------      --------
   Total (annual dividend requirements $5,037) .......      74,000         74,000             1.7%          1.9%
                                                        ----------     ----------        --------      --------

LONG-TERM DEBT AND QUIDS:

FIRST MORTGAGE BONDS:               DECEMBER 31, 2000
MATURITY                            INTEREST RATE -- %
----------------------          ---------------------
2000 .................................................                    140,000
2002 ............................................7.375      25,000         25,000
2006-2007 ...................................7 1/4 - 8      75,000         75,000
2021-2025 ...............................7 5/8 - 8 5/8     480,000        480,000
Transition bonds due 2001-2008 ............6.32 - 6.98     553,167        600,000
Debentures due 2003-2023 ................5 5/8 - 6 7/8     150,000        150,000
Quarterly Income Debt Securities due 2025 ........8.00     155,457        155,457
Secured notes due 2003-2029 ...............4.70 - 7.00     399,239        399,130
Unsecured notes due 2002-2019 .............4.35 - 8.09     123,695         23,695
Installment purchase obligations due 2003 ........4.50      19,100         19,100
Medium-term debt due 2002-2010 ............5.56 - 7.75     651,025        401,025
Senior secured credit facility due 2001 ..........7.21     100,000
Unamortized debt discount and premium, net ...........     (11,989)       (13,937)
                                                        ----------     ----------
   Total (annual interest requirements $191,940) .....   2,719,694      2,454,470
                                                        ----------     ----------
     Less amounts on deposit with trustees                                (10,273)
     Less current maturities .........................    (160,184)      (189,734)
                                                        ----------     ----------        --------      --------
   Total .............................................   2,559,510      2,254,463            58.5%         56.0%
                                                        ----------     ----------        --------      --------
Total capitalization .................................  $4,374,191     $4,023,788           100.0%        100.0%
                                                        ==========     ==========        ========      ========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF COMMON EQUITY

ALLEGHENY ENERGY, INC.

                                                          OTHER     RETAINED                   OTHER         TOTAL
                                  SHARES      COMMON     PAID-IN    EARNINGS    TREASURY   COMPREHENSIVE    COMMON
YEAR ENDED DECEMBER 31          OUTSTANDING    STOCK     CAPITAL    (NOTE H)      STOCK   INCOME (NOTE D)   EQUITY
----------------------          -----------   ------     -------    --------    --------  ---------------   ------
(Thousands of dollars)
BALANCE AT DECEMBER 31,
1997 ........................ 122,436,317    $153,045  $1,044,085  $1,059,768                           $2,256,898
                              -----------   ---------  ----------  ----------                          -----------
Consolidated net loss .......                                         (12,418)                             (12,418)
Dividends on common stock
   of the Company (declared).                                        (210,591)                            (210,591)
BALANCE AT DECEMBER 31,
1998 ........................ 122,436,317    $153,045  $1,044,085   $ 836,759                           $2,033,889
                              -----------   ---------  ----------  ----------                          -----------
Consolidated net income .....                                         258,421                              258,421
Treasury stock .............. (12,000,000)                                     $(398,407)                 (398,407)
Dividends on common stock
   of the Company (declared).                                        (198,578)                            (198,578)
BALANCE AT DECEMBER 31,
1999 ........................ 110,436,317    $153,045  $1,044,085   $ 896,602   (398,407)               $1,695,325
                              -----------   ---------  ----------  ----------   --------               -----------
Consolidated net income .....                                         236,629                              236,629
Dividends on common stock
   of the Company (declared).                                        (189,950)                            (189,950)
Change in other
   comprehensive
   income (loss) ............                                                                $(1,323)       (1,323)
BALANCE AT DECEMBER 31,
2000 ........................ 110,436,317    $153,045  $1,044,085   $ 943,281  $(398,407)    $(1,323)   $1,740,681
                              ===========    ========  ==========  ==========  =========    ========   ===========

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ALLEGHENY ENERGY, INC.

  (These notes are an integral part of the consolidated financial statements.)

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Allegheny Energy, Inc. (the Company) is a utility holding company, and its principal business segments are regulated operations, unregulated generation, and other. The regulated subsidiaries, Monongahela Power Company (Monongahela Power), The Potomac Edison Company (Potomac Edison), and West Penn Power Company (West Penn), collectively now doing business as Allegheny Power, operate electric transmission and electric and natural gas distribution systems. Allegheny Power also generates electric energy in regulatory jurisdictions which have not yet deregulated electric generation. These subsidiaries are subject to federal and state regulation, including the Public Utility Holding Company Act of 1935 (PUHCA). The markets for the subsidiaries' regulated electric and natural gas retail sales are in Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. In 2000, revenues from the 50 largest electric utility customers provided approximately 15 percent of the consolidated retail revenues.

     The unregulated generation segment consists of the Company's subsidiaries, Allegheny Energy Supply Company, LLC (Allegheny Energy Supply), and its majority-owned subsidiary, Allegheny Generating Company (AGC). Allegheny Energy Supply is an unregulated energy production and marketing subsidiary that markets competitive wholesale and retail electricity in states where customer choice has been implemented. AGC owns and sells generating capacity to its parents, Allegheny Energy Supply and Monongahela Power. As of December 31, 2000, the unregulated generation segment had 6,407 megawatts (MW) of generating capacity.

     The unregulated generation segment operates primarily in the Mid-Atlantic region. In 2000, 90 percent of unregulated generation revenues was from bulk power sales. The unregulated generation segment may be subject to federal regulation, but is not subject to state regulation of rates.

     The other segment consists primarily of Allegheny Ventures, Inc. (Allegheny Ventures), an unregulated subsidiary, which develops new business opportunities, including telecommunications.

     See Notes B and C for significant changes in the regulatory environment. Certain amounts in the December 31, 1999, consolidated balance sheet and in the December 31, 1999, and 1998, consolidated statement of operations and cash flows have been reclassified for comparative purposes. Significant accounting policies of the Company and its subsidiaries are summarized later in this report.

CONSOLIDATION

     The Company owns all of the outstanding common stock of its subsidiaries at each of the balance sheet dates presented. The consolidated financial statements include the accounts of the Company and all subsidiary companies after elimination of intercompany transactions.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures of contingencies during the reporting period, which, in the normal course of business, are subsequently adjusted to actual results.

REVENUES

     Revenues from the sale of electricity and natural gas to customers of the regulated utility subsidiaries are recognized in the period that the electricity and gas is delivered and consumed by customers, including an estimate for unbilled revenues.

     Revenues from the sale of unregulated generation are recorded in the period in which the electricity is delivered and consumed by customers. Unregulated generation revenues also include amounts for recording the Company's energy trading contracts at their fair value as of the balance sheet date.

     Revenues from other unregulated activities are recorded in the period that products or services are delivered and accepted by customers.

     Natural gas production revenue is recognized as income when the gas is extracted and sold.

DEFERRED POWER COSTS, NET

     The costs of fuel, purchased power, and certain other costs and revenues from sales to other utilities and power marketers, including transmission services, have historically been deferred until they are either recovered from or credited to customers under fuel and energy cost-recovery procedures in Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. West Penn discontinued this practice in Pennsylvania, effective May 1, 1997; Potomac Edison discontinued this practice in Maryland and West Virginia, effective July 1, 2000; Monongahela Power discontinued this practice in West Virginia, effective July 1, 2000; and Potomac Edison discontinued this practice in Virginia, effective August 7, 2000. Ohio discontinued this practice on January 1, 2001. Effective January 1, 2001, fuel costs for the regulated electric utilities are expensed as incurred.

     Gas supply costs incurred, including the cost of gas transmission and transportation, within the former West Virginia Power Company (West Virginia Power) territory, acquired in 1999, are deferred until they are either recovered from or credited to customers under a Purchased Gas Adjustment clause in effect for this operation in West Virginia. The cost of gas for Mountaineer Gas Company (Mountaineer Gas) is expensed as incurred.

PROPERTY, PLANT, AND EQUIPMENT

     Regulated property, plant, and equipment are stated at original cost. Costs include direct labor and materials; allowance for funds used during construction on regulated property for which construction work in progress is not included in rate base; and indirect costs such as administration, maintenance, and depreciation of transportation and construction equipment, postretirement benefits, taxes, and other benefits related to employees engaged in construction.

     Upon retirement, the cost of depreciable regulated property, plus removal costs less salvage, are charged to accumulated depreciation by the regulated subsidiaries in accordance with the provisions of Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

     Unregulated property, plant, and equipment are stated at original cost. West Penn and Potomac Edison transferred their deregulated generating plants to Allegheny Energy Supply at book value. For the unregulated subsidiaries, the cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from related accounts and included in the determination of the gain or loss on disposition.

     The Company capitalizes the cost of software developed for internal use. These costs are amortized on a straight-line basis over the expected useful life of the software beginning upon a project's completion.

     The Company accounts for its natural gas exploration and production activities under the successful efforts method of accounting.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC) AND CAPITALIZED
INTEREST

     AFUDC, an item that does not represent current cash income, is defined in applicable regulatory systems of accounts as including "the net cost for the period of construction of borrowed funds used for construction purposes and a reasonable rate on other funds when so used." AFUDC is recognized by the regulated subsidiaries as a cost of regulated property, plant, and equipment. Rates used by the regulated subsidiaries for computing AFUDC in 2000, 1999, and 1998 averaged 7.91 percent, 6.83 percent, and 7.78 percent, respectively.

     For unregulated construction, which began after January 1, 1998, the Company capitalizes interest costs in accordance with SFAS No. 34, "Capitalizing Interest Costs." The interest capitalization rates in 2000, 1999, and 1998 were
5.75 percent, 7.14 percent, and 7.45 percent, respectively.

DEPRECIATION AND MAINTENANCE

     Depreciation expense is determined generally on a straight-line method based on estimated service lives of depreciable properties and amounted to approximately 2.9 percent of average depreciable property in 2000, 3.2 percent in 1999, and 3.3 percent in 1998.

     Maintenance expenses represent costs incurred to maintain the power stations, the transmission and distribution (T&D) system, and general plant and reflect routine maintenance of equipment and rights-of-way, as well as planned repairs and unplanned expenditures, primarily from forced outages at the power stations and periodic storm damage to the T&D system. Maintenance costs are expensed in the year incurred. Power station maintenance costs are expensed within the year based on estimated annual costs and estimated generation. T&D rights-of-way vegetation control costs are expensed within the year based on estimated annual costs and estimated sales. Power station maintenance accruals and T&D rights-of-way vegetation control accruals are not intended to accrue for future years' costs.

INVESTMENTS

     The Company records the acquisition cost in excess of fair value of assets acquired, less liabilities assumed, as an investment in goodwill. Goodwill recorded prior to 1966 is not being amortized because, in management's opinion, there has been no reduction in its value.

     Benefit plans' investments primarily represent the estimated cash surrender values of purchased life insurance on qualifying management employees under executive life insurance and supplemental executive retirement plans.

TEMPORARY CASH INVESTMENTS

     For purposes of the consolidated statement of cash flows, temporary cash investments with original maturities of three months or less, generally in the form of commercial paper, certificates of deposit, and repurchase agreements, are considered to be the equivalent of cash.

REGULATORY ASSETS AND LIABILITIES

     In accordance with SFAS No. 71, the Company's consolidated financial statements include certain assets and liabilities resulting from cost-based ratemaking regulation.

INCOME TAXES

     Financial accounting income before income taxes differs from taxable income principally because certain income and deductions for tax purposes are recorded in the financial income statement in another period. Deferred tax assets and liabilities represent the tax effect of certain temporary differences between the financial statements and tax basis of assets and liabilities computed using the most current tax rates.

     The Company has deferred the tax benefit of investment tax credits. Investment tax credits are amortized over the estimated service lives of the related properties.

POSTRETIREMENT BENEFITS

     The Company has a noncontributory, defined benefit pension plan covering substantially all employees, including officers. Benefits are based on the employee's years of service and compensation. The funding policy is to contribute annually at least the minimum amount required under the Employee Retirement Income Security Act and not more than can be deducted for federal income tax purposes. Plan assets consist of equity securities, fixed income securities, short-term investments, and insurance contracts.

     The Company's subsidiaries also provide partially contributory medical and life insurance plans for eligible retirees and dependents. Medical benefits, which make up the largest component of the plans, are based upon an age and years-of-service vesting schedule and other plan provisions. Subsidized medical coverage is not provided in retirement to employees hired on or after January 1, 1993. The funding policy is to contribute the maximum amount that can be deducted for federal income tax purposes. Funding of these benefits is made primarily into Voluntary Employee Beneficiary Association trust funds. Medical benefits are self-insured. The life insurance plan is paid through insurance premiums.

ENERGY TRADING ACTIVITIES

     Based upon the Company's continual evaluation of Emerging Issues Task Force
(EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," the Company concluded that Allegheny Energy Supply's wholesale electricity activities now represent trading activities. Accordingly, Allegheny Energy Supply recorded its contracts entered into in connection with energy trading at fair value on the balance sheet, with a net gain recorded on the statement of operations. See Note J for additional details.

COMPREHENSIVE INCOME

     Comprehensive income consisting of unrealized gains and losses from the temporary decline in the fair value of available-for-sale securities, net of tax, is presented in the consolidated financial statements as required by SFAS No. 130, "Reporting Comprehensive Income." The objective of SFAS No. 130 is to report a measure of all changes in common stock equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners.

NOTE B: INDUSTRY RESTRUCTURING

WEST VIRGINIA DEREGULATION

     The West Virginia Legislature passed House Concurrent Resolution 27 on March 11, 2000, approving an electric deregulation plan submitted by the Public Service Commission of West Virginia (W.Va. PSC) with certain modifications. Further action by the Legislature, including the enactment of certain tax changes regarding preservation of tax revenues for state and local government, is required prior to the implementation of the restructuring plan for customer choice. The Company expects that implementation of the deregulation plan will occur if the Legislature approves the necessary tax law changes. Among the provisions of the plan are the following:

     o Customer choice will begin for all customers when the plan is implemented.

     o Rates for electricity service will be unbundled at current levels and capped for four years, with power supply rates transitioning to market rates over the next six years for residential and small commercial customers.

     o After year seven, the power supply rate for large commercial and industrial customers will no longer be regulated.

     o Monongahela Power is permitted to file a petition seeking W.Va. PSC approval to transfer its West Virginia jurisdictional generating assets (approximately 2,004 MW) to Allegheny Energy Supply, at book value. Also, based on a final order issued by the W.Va. PSC on June 23, 2000, the West Virginia jurisdictional assets of the Company's subsidiary, Potomac Edison, were transferred to Allegheny Energy Supply at book value in August 2000.

     o The Company will recover the cost of its nonutility generation contracts through a series of surcharges applied to all customers over 10 years.

     o Large commercial and industrial customers received a three percent rate reduction, effective July 1, 2000.

     o A special "Rate Stabilization" account of $56.7 million has been established for residential and small business customers to mitigate the effect of the market price of power as determined by the W.Va. PSC.

VIRGINIA DEREGULATION

     On May 25, 2000, Potomac Edison filed an application with the Virginia State Corporation Commission (Virginia SCC) to separate its approximately 380 MW of generating assets, excluding the hydroelectric assets located within the state of Virginia, from its T&D assets, effective July 1, 2000. On July 11, 2000, the Virginia SCC issued an order approving Potomac Edison's separation plan permitting the transfer of its Virginia jurisdictional generating assets to Allegheny Energy Supply.

     In conjunction with the separation plan, the Virginia SCC approved a Memorandum of Understanding that includes the following:

     o Effective with bills rendered on or after August 7, 2000, base rates were reduced by $1 million.

     o Potomac Edison will not file for a base rate increase prior to January 1, 2001.

     o Fuel rates were rolled into base rates effective with bills rendered on or after August 7, 2000. A fuel rate adjustment credit was also implemented on that date, reducing annual fuel revenues by $750,000. Effective August 2001, the fuel rate adjustment credit will drop to $250,000. Effective August 2002, the fuel rate adjustment credit will be eliminated.

     o Potomac Edison's agreed to operate and maintain its distribution system in Virginia at or above historic levels of service quality and reliability.

     o Potomac Edison's agreed, during a default service period, to contract for generation service to be provided to customers at rates set in accordance with the VIRGINIA ELECTRIC RESTRUCTURING ACT.

     On August 10, 2000, Potomac Edison applied to the Virginia SCC to transfer the five MW of hydroelectric assets located within the state of Virginia to Green Valley Hydro, LLC (a subsidiary of Potomac Edison). On December 14, 2000, the Virginia SCC approved the transfer. Potomac Edison anticipates that the transfer to Allegheny Energy Supply will occur during the first quarter of 2001, after receiving final approval from the Securities and Exchange Commission
(SEC).

     Potomac Edison filed Phase II of the Functional Separation Plan on December 19, 2000.

OHIO DEREGULATION

     On October 5, 2000, the Public Utilities Commission of Ohio (Ohio PUC) approved a settlement to implement a restructuring plan for Monongahela Power. The plan will allow Monongahela Power's approximately 29,000 Ohio customers to choose their electricity suppliers starting January 1, 2001. Below are the highlights of the plan.

     o Monongahela Power will be permitted to transfer approximately 352 MW of Ohio jurisdictional generating assets to Allegheny Energy Supply at net book value on or after January 1, 2001.

     o Residential customers will receive a five percent reduction in the generation portion of their electric bills during a five-year market development period, beginning on January 1, 2001. These rates will be frozen for five years.

     o For commercial and industrial customers, existing generation rates will be frozen at the current rates for the market development period, which begins on January 1, 2001. The market development period is three years for large commercial and industrial customers and five years for small commercial customers.

     o Monongahela Power will collect from shopping customers a regulatory transition charge of $0.0008 per kilowatt-hour (kWh) for the market development period.

     o Allegheny Energy Supply will be permitted to offer competitive generation service throughout Ohio.

     o Additional taxes resulting from the competition legislation will be deferred for up to two years as a regulatory asset.

MARYLAND DEREGULATION

     On September 23, 1999, Potomac Edison filed a settlement agreement (covering its stranded cost quantification mechanism, price protection mechanism, and unbundled rates) with the Maryland Public Service Commission (Maryland PSC). All parties active in the case, except Eastalco, which stated that it would not oppose it, signed the agreement. The settlement agreement, which was approved by the Maryland PSC on December 23, 1999, includes the following provisions:

     o The ability for nearly all of Potomac Edison's approximately 210,000 Maryland customers to have the option of choosing an electric generation supplier starting July 1, 2000.

     o The transfer of Potomac Edison's Maryland jurisdictional generating assets to a nonutility affiliate at book value on or after July 1, 2000.

     o A reduction in base rates of seven percent ($10.4 million each year totaling $72.8 million) for residential customers from 2002 through 2008. A reduction in base rates of one-half of one percent ($1.5 million each year totaling $10.5 million) for the majority of commercial and industrial customers from 2002 through 2008.

     o Standard Offer Service (provider of last resort) will be provided to residential customers during a transition period from July 1, 2000, to December 31, 2008, and to all other customers during a transition period of July 1, 2000, to December 31, 2004.

     o A cap on generation rates for residential customers from 2002 through 2008. Generation rates for non-residential customers are capped from 2002 through 2004.

     o A cap on T&D rates for all customers from 2002 through 2004.

     o Unless Potomac Edison is subject to significant changes that would materially affect its financial condition, the parties agree not to seek a change in rates, which would be effective prior to January 1, 2005.

     o The recovery of all purchased power costs incurred as a result of the contract to buy generation from the AES Warrior Run cogeneration facility.

     o The establishment of a fund (not to exceed $.001 per kWh for residential customers) for the development and use of energy-efficient technologies.

     The Maryland PSC on December 23, 1999, also approved Potomac Edison's unbundled rates covering the period 2000 through 2008.

     On June 7, 2000, the Maryland PSC approved the transfer of the Maryland jurisdictional share of the generating assets of Potomac Edison to Allegheny Energy Supply at net book value. On June 23, 2000, the W.Va. PSC issued an order that, in part, authorized Potomac Edison to transfer at net book value its West Virginia jurisdictional share of its generating assets to an unregulated affiliate in conjunction with the Maryland transfer. Also, on July 11, 2000, the Virginia SCC authorized the transfer of the Virginia jurisdictional share of Potomac Edison's generating assets, excluding the hydroelectric assets located within the state of Virginia, to an unregulated affiliate at net book value. On July 31, 2000, the SEC approved these transfers of generating assets. As a result, Potomac Edison transferred approximately 2,100 MW of generation to Allegheny Energy Supply in August 2000.

PENNSYLVANIA DEREGULATION

     In December 1996, Pennsylvania enacted the Electricity Generation Customer Choice and Competition Act (Customer Choice Act) to restructure the electric industry in Pennsylvania, creating retail access to a competitive electric energy supply market. Approximately 45 percent of the Company's retail revenues were from its Pennsylvania subsidiary, West Penn. On August 1, 1997, West Penn filed with the Pennsylvania Public Utility Commission (Pennsylvania PUC) a comprehensive restructuring plan to implement full customer choice of electricity suppliers as required by the Customer Choice Act. The filing included a plan for recovery of transition costs through a Competitive Transition Charge (CTC).

     On May 29, 1998 (as amended on November 19, 1998), the Pennsylvania PUC granted final approval to West Penn's restructuring plan, which includes the following provisions:

     o Established an average shopping credit for West Penn customers who shop for the generation portion of electricity services.

     o Provided two-thirds of West Penn's customers the option of selecting a generation supplier on January 2, 1999, with all customers able to shop on January 2, 2000.

     o Required a rate refund from 1998 revenue (about $25 million) via a 2.5 percent rate decrease throughout 1999, accomplished by an equal percentage decrease for each rate class.

     o Provided that customers have the option of buying electricity from West Penn at capped generation rates through 2008 and that transmission and distribution rates are capped through 2005, except that the capped rates are subject to certain increases as provided for in the Public Utility Code.

     o Prohibited complaints challenging West Penn's regulated transmission and distribution rates through 2005.

     o Provided about $15 million of West Penn funding for the development and use of renewable energy and clean energy technologies, energy conservation, and energy efficiency.

     o Permitted recovery of $670 million in transition costs plus return over 10 years beginning in January 1999 for West Penn.

     o Allowed for income recognition of transition cost recovery in the earlier years of the transition period to reflect the Pennsylvania PUC's projections that electricity market prices are lower in the earlier years.

     o Granted West Penn's application to issue bonds to securitize up to $670 million in transition costs and to provide 75 percent of the associated savings to customers, with 25 percent available to shareholders.

     o Authorized the transfer of West Penn's generating assets to a nonutility affiliate at book value. Subject to certain time-limited exceptions, the nonutility business can compete in the unregulated energy market in Pennsylvania.

     Starting in 1999, West Penn unbundled its rates to reflect separate prices for the supply charge, the CTC, and T&D charges. While supply is open to competition, West Penn continues to provide regulated T&D services to customers in its service area at rates approved by the Pennsylvania PUC and the Federal Energy Regulatory Commission (FERC). West Penn is the electricity provider of last resort for those customers who decide not to choose another electricity supplier.

     The Pennsylvania PUC order dated November 19, 1998, authorized West Penn's recovery of $670 million of transition costs during the transition period (1999 through 2008). In 1999, West Penn issued $600 million of transition bonds to "securitize" most of the transition costs. As a result of the "securitization" of transition costs, West Penn is authorized by the Pennsylvania PUC to collect an intangible transition charge to provide revenues to service the transition bonds and the CTC was correspondingly reduced.

     Actual CTC revenues billed to customers in 2000 and 1999 totaled $7.6 million and $92.7 million, respectively, net of gross receipts tax and a separate agreement with one customer to accelerate the recovery of CTC. Through December 31, 2000, the Company has recorded a regulatory asset of $25.3 million for the difference in the authorized CTC revenues, adjusted for securitization savings to be shared with customers and the actual transition revenues billed to customers. The Pennsylvania PUC has approved the recovery of this regulatory asset through a true-up mechanism.

     On December 20, 2000, the Pennsylvania PUC issued an order authorizing West Penn to defer the cumulative underrecovery of the "unsecuritized" transition costs as a regulatory asset for full and complete recovery.

NOTE C: ACCOUNTING FOR THE EFFECTS OF PRICE DEREGULATION

     In 1997, the EITF issued No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of FASB Statement Nos. 71 and 101." The EITF agreed that when a rate order that contains sufficient detail for the enterprise to reasonably determine how the transition plan will affect the separable portion of its business whose pricing is being deregulated is issued, the entity should cease to apply SFAS No. 71 to that separable portion of its business.

     As required by EITF 97-4, Monongahela Power and Potomac Edison discontinued the application of SFAS No. 71 for their West Virginia jurisdictions' electric generation operations in the first quarter of 2000 and for their Ohio and Virginia jurisdictions' electric generation operations in the fourth quarter of 2000. Monongahela Power and Potomac Edison recorded after-tax charges of $63.1 million and $13.9 million, respectively, to reflect the unrecoverable net regulatory assets that will not be collected from customers and to record a rate stabilization obligation. This charge is classified as an extraordinary charge under the provisions of SFAS No. 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71."

(Millions of dollars)                                   GROSS         NET-OF-TAX
                                                        -----         ----------
Unrecoverable regulatory assets .....................    $ 70.7            $42.7
Rate stabilization obligation .......................      56.8             34.3
                                                        -------          -------
   Total 2000 extraordinary charge ..................    $127.5            $77.0
                                                        =======          =======


     On December 23, 1999, the Maryland PSC approved a settlement agreement dated September 23, 1999, setting forth the transition plan to deregulate electric generation for Potomac Edison's Maryland jurisdiction. Potomac Edison discontinued the application of SFAS No. 71 for its Maryland jurisdiction electric generation operations in the fourth quarter of 1999. As a result, Potomac Edison recorded an extraordinary charge of $26.9 million ($17.0 million after taxes), reflecting the impairment of certain generating assets as determined under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," based on the expected future cash flows and net regulatory assets associated with generating assets that will not be collected from customers as shown below:

(Millions of dollars)                                   GROSS         NET-OF-TAX
                                                        -----         ----------
Impaired generating assets ...........................    $14.5            $ 9.9
Net regulatory assets ................................     12.4              7.1
                                                         ------         --------
   Total 1999 extraordinary charge ...................    $26.9            $17.0
                                                         ======         ========

     On May 29, 1998, the Pennsylvania PUC issued an order approving a transition plan for West Penn. This order was subsequently amended by a settlement agreement approved by the Pennsylvania PUC on November 19, 1998. Based on the Pennsylvania PUC order and subsequent settlement agreement, West Penn discontinued the application of SFAS No. 71 to its generation operations in the second quarter of 1998.

     West Penn recorded an extraordinary charge of $466.9 million ($275.4 million after taxes) under the provisions of SFAS No. 101 in 1998 to reflect the disallowances of certain costs in the Pennsylvania PUC's May 29, 1998, order, as revised by the Pennsylvania PUC-approved November 19, 1998, settlement agreement. The charge reflects adverse power purchase commitments (commitments to purchase power at prices above market prices for electricity), the impairment of the investment in the Bath County pumped-storage plant, and net regulatory assets that will not be collected from customers under the Pennsylvania PUC's order and settlement agreement as follows:

(Millions of dollars)                                     GROSS       NET-OF-TAX
                                                          -----       ----------
AES Beaver Valley nonutility generation contract .......   $197.5         $116.5
Impairment of Bath County pumped-storage plant .........    165.6           97.7
Net regulatory assets ..................................    103.8           61.2
                                                          -------        -------
   Total 1998 extraordinary charge .....................   $466.9         $275.4
                                                          =======        =======

     On December 31, 2000, the Company's reserve for adverse power purchase commitments was $303.2 million, based on the Company's forecast of future energy revenues and other factors. A change in the estimated energy revenues or other factors could have a material effect on the amount of the reserve for adverse power purchases.

     In addition to the 1998 extraordinary charge, West Penn recorded an additional charge against income in 1998 of $40.3 million ($23.7 million after taxes) associated with a rate refund and development of renewable energy programs as required by the Pennsylvania settlement agreement.

     The consolidated balance sheet includes the amounts listed below for generation assets not subject to SFAS No. 71. The final one-third of West Penn's generating assets was transferred to Allegheny Energy Supply on January 2, 2000. In August 2000, the Company transferred approximately 2,100 MW of generating assets of Potomac Edison to Allegheny Energy Supply.

(Millions of dollars)                                    2000           1999
                                                        ------         ------
Property, plant, and equipment ......................  $ 4,233.9      $ 2,690.1
Amounts under construction included above ...........      123.0          101.8
Accumulated depreciation ............................   (2,063.4)      (1,239.0)

NOTE D: OTHER COMPREHENSIVE INCOME

     The Company had no elements of other comprehensive income for the years-ended December 31, 1999, and 1998. The components of consolidated comprehensive income for the year-ended December 31, 2000, were as follows:

(Millions of dollars)                                                    2000
                                                                        ------
Consolidated net income .............................................   $236.6
Other comprehensive income:
   Unrealized holding (losses) arising during the period on
     available-for-sale securities, net of tax ......................     (1.3)
                                                                       -------
Consolidated comprehensive income ...................................   $235.3
                                                                       =======

     On July 13, 2000, the Company sold its 50 percent ownership in Allegheny Hyperion Telecommunications, LLC, to Adelphia Business Solutions (Adelphia) for 330,000 shares of Adelphia's Class A Common Stock. The 330,000 shares of common stock are classified as available-for-sale marketable securities in accordance with SFAS No. 115,

"Accounting for Certain Investments in Debt and Equity Securities." As of December 31, 2000, the fair value of the 330,000 shares of Adelphia common stock was $1.4 million and an unrealized loss of $2.2 million ($1.3 million net of tax) was recorded in other comprehensive income.

NOTE E: ACQUISITIONS

     On August 18, 2000, Monongahela Power completed the purchase of Mountaineer Gas, a natural gas sales, transportation, and distribution company serving southern West Virginia and the northern and eastern panhandles of West Virginia, from Energy Corporation of America. The acquisition included the assets of Mountaineer Gas Services, which operates natural gas-producing properties, natural gas-gathering facilities, and intrastate transmission pipelines. The acquisition increased the Company's number of gas customers in West Virginia by about 200,000 in a region where the Company already provides energy services.

     Monongahela Power acquired Mountaineer Gas for approximately $326 million, which includes the assumption of $100.1 million of existing long-term debt. The acquisition has been recorded using the purchase method of accounting. The table below shows the allocation of the purchase price to assets and liabilities acquired:

(Millions of Dollars)
Purchase price ....................................................   $325.7
Direct costs of the acquisition ...................................      3.9
                                                                     -------
     Total acquisition cost .......................................    329.6
                                                                     -------
Less assets acquired:
   Utility plant ..................................................    300.5
   Accumulated depreciation .......................................   (144.8)
                                                                     -------
     Utility plant, net ...........................................    155.7
Investments and other assets
   Current assets .................................................     47.8
   Deferred charges ...............................................     12.6
                                                                     -------
     Total assets acquired (excluding goodwill) ...................    216.1
                                                                     -------
Add liabilities assumed:
   Current liabilities ............................................     50.1
   Deferred credits and other liabilities .........................     12.4
                                                                     -------
     Total liabilities assumed ....................................     62.5
                                                                     -------
Excess of cost of net assets acquired .............................   $176.0
                                                                     =======

     The Company is amortizing the excess of cost over net assets acquired on a straight-line basis over 40 years. The Company's acquisition of Mountaineer Gas is immaterial for the purpose of providing the supplemental disclosures required by Accounting Principles Board (APB) Opinion No. 16, "Business Combinations."

     In December 1999, Monongahela Power acquired the assets of West Virginia Power for approximately $95 million. In conjunction with this acquisition, the Company purchased the assets of a heating, ventilation, and air conditioning business for $2.1 million. The acquisition increased property, plant, and equipment and accumulated depreciation by $105 million and $35.4 million, respectively. Also, $27.5 million was recorded as the excess of cost over net assets acquired and is being amortized on a straight-line basis over 40 years.

NOTE F: EXTRAORDINARY CHARGE ON LOSS ON REACQUIRED DEBT

     During 1999, West Penn reacquired $525 million of outstanding first mortgage bonds and recorded a loss of $17 million ($10 million after taxes) associated with this transaction. In accordance with APB Opinion No. 26, "Early Extinguishment of Debt," and SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," this amount is classified as an extraordinary item in the consolidated statement of operations.

NOTE G: INCOME TAXES

     Details of federal and state income tax provisions are:

(Thousands of dollars)                                                      2000           1999          1998
                                                                           ------         ------        ------
Income taxes -- current:
   Federal ............................................................   $146,519       $100,724      $ 114,319
   State ..............................................................     25,751         26,156         33,385
                                                                          --------       --------      ---------
     Total ............................................................    172,270        126,880        147,704
Income taxes -- deferred, net of amortization .........................     23,923         48,461         28,920
Income taxes -- deferred, extraordinary charge ........................    (50,450)       (16,885)      (191,480)
Amortization of deferred investment credit ............................     (7,836)        (8,426)        (7,922)
                                                                          --------       --------      ---------
     Total income taxes ...............................................    137,907        150,030        (22,778)
Income taxes -- charged to other income and deductions ................     (3,556)        (2,474)          (306)
Income taxes -- credited to extraordinary charge ......................     50,450         16,885        191,480
                                                                          --------       --------      ---------
Income taxes -- charged to operating income ...........................   $184,801       $164,441      $ 168,396
                                                                          ========       ========      =========

     The total provision for income taxes is different from the amount produced by applying the federal income statutory tax rate of 35 percent to financial accounting income, as set forth below:

(Thousands of dollars)                                                      2000           1999          1998
                                                                           ------         ------        ------
Income before preferred stock dividends and redemption
   premiums, income taxes, and extraordinary charge ...................   $503,493       $460,793       $440,655
                                                                          --------       --------      ---------
Amount so produced ....................................................   $176,223       $161,278       $154,229
Increased (decreased) for:
   Tax deductions for which deferred tax was not provided:
     Lower tax depreciation ...........................................      6,150          6,500          6,700
     Plant removal costs ..............................................     (9,107)        (9,100)        (2,400)
   State income tax, net of federal income tax benefit ................     18,828         14,100         20,200
   Amortization of deferred investment tax credit .....................     (7,836)        (8,426)        (7,922)
   Other, net .........................................................        543             89         (2,411)
                                                                          --------       --------      ---------
     Total ............................................................   $184,801       $164,441       $168,396
                                                                          ========       ========      =========

     The provision for income taxes for the extraordinary charges is different from the amount produced by applying the federal income statutory tax rate of 35 percent to the gross amount, as set forth below:

(Thousands of dollars)                                                      2000           1999          1998
                                                                           ------         ------        ------
Extraordinary charge before income taxes ..............................   $127,472        $43,853       $466,905
                                                                          --------       --------      ---------
Amount so produced ....................................................   $ 44,615        $15,349       $163,417
Increased for state income tax, net of federal income tax benefit .....      5,834          1,536         28,062
                                                                          --------       --------      ---------
   Total ..............................................................   $ 50,449        $16,885       $191,479
                                                                          ========       ========      =========

     Federal income tax returns through 1995 have been examined and settled. At December 31, the deferred tax assets and liabilities consisted of the following:

(Thousands of dollars)                                               2000              1999
                                                                    ------            ------
Deferred tax assets:
   Recovery of transition costs ...............................    $ 119,530         $ 141,844
   Unamortized investment tax credit ..........................       53,718            72,845
   Tax interest capitalized ...................................       35,775            35,760
   Postretirement benefits other than pensions ................       39,544            31,662
   Contributions in aid of construction .......................       21,812            23,387
   Unbilled revenue ...........................................       12,828            13,105
   Deferred power costs, net ..................................        8,645            16,741
   Reserve for uncollectibles .................................       12,692            10,044
   Other ......................................................      128,887            47,472
                                                                   ---------         ---------
                                                                     433,431           392,860
                                                                   ---------         ---------
Deferred tax liabilities:
   Book vs. tax plant basis differences, net ..................    1,214,406         1,207,465
   Other ......................................................       91,663            75,861
                                                                   ---------         ---------
                                                                   1,306,069         1,283,326
                                                                   ---------         ---------
Total net deferred tax liabilities ............................      872,638           890,466
Portion above included in current assets ......................       15,665            30,477
                                                                   ---------         ---------
Total long-term net deferred tax liabilities ..................    $ 888,303         $ 920,943
                                                                   =========         =========

NOTE H: DIVIDEND RESTRICTION

     Supplemental indentures relating to certain outstanding bonds of Monongahela Power contain dividend restrictions under the most restrictive of which $76,384,000 of the Company's consolidated retained earnings at December 31, 2000, is not available for cash dividends on Monongahela Power's common stock, except that a portion thereof may be paid as cash dividends where concurrently an equivalent amount of cash is received by Monongahela Power as a capital contribution or as the proceeds of the issue and sale of shares of its common stock.

NOTE I: SHORT-TERM DEBT

     To provide interim financing and support for outstanding commercial paper, lines of credit have been established with several banks. The Company and its regulated subsidiaries have fee arrangements on all of their lines of credit and no compensating balance requirements. At December 31, 2000, unused lines of credit with banks were $565 million. In addition to bank lines of credit, an internal money pool accommodates intercompany short-term borrowing needs, to the extent that certain of the regulated companies have funds available. Short-term debt outstanding for 2000 and 1999 consisted of:

(Thousands of dollars)                                               2000                        1999
                                                                    ------                      ------
Balance and interest rate at end of year:
Commercial paper ...........................................   $672,214 - 6.82%           $641,095 - 5.98%
Notes payable to banks .....................................     50,015 - 6.90%
Average amount outstanding and interest rate
   during the year:
Commercial paper ...........................................    717,231 - 6.46%            418,166 - 5.41%
Notes payable to banks .....................................     19,038 - 6.18%             25,098 - 5.22%

NOTE J: ENERGY TRADING ACTIVITIES

     The Company enters into contracts for the purchase and sale of electricity in the wholesale market. Allegheny Energy Supply's wholesale market activities consist of buying and selling over-the-counter contracts for the purchase and sale of electricity. The majority of these are forward contracts representing commitments to purchase and sell at fixed prices in the future. These contracts require physical delivery. Allegheny Energy Supply also uses option contracts to buy and sell electricity at fixed prices in the future.

     During 2000, Allegheny Energy Supply substantially increased the volume of its wholesale electricity trading activities principally due to the completion of the construction or acquisition of additional generating capacity and the consequent ability those assets afford to conduct power transactions. Allegheny Energy Supply also anticipates the expansion of additional generating capacity through construction and acquisition activities in future years as a result of announcements made in the fourth quarter of 2000. Based upon the Company's continual evaluation of its business activities under the provisions of EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," the Company concluded that Allegheny Energy Supply's wholesale electricity activities now represent trading activities. EITF Issue No. 98-10 requires contracts entered into in connection with energy trading be marked to fair value on the balance sheet, with all changes in fair value recorded as gains and losses on the statement of operations.

     The wholesale electricity trading contracts representing an unrealized gain position are reported as "Commodity Contract" assets in the current assets section of the balance sheet. The wholesale electricity trading contracts representing an unrealized loss position are reported as "Commodity Contract" liabilities in the current liabilities section of the balance sheet. At December 31, 2000, the fair value of the "Commodity Contract" assets and liabilities related to wholesale electricity-trading activities was $234.5 million and $224.6 million, respectively. A net gain of $8.4 million, before tax, was recorded to the statement of operations, as part of operating revenues -- unregulated generation, to reflect the fair value of Allegheny Energy Supply's energy trading contracts.

NOTE K: DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133-- an amendment of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-- an amendment of FASB Statement No. 133." Effective January 1, 2001, the Company will implement the requirements of these accounting standards.

     These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement or other comprehensive income and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is expected to increase the volatility in reported earnings and other comprehensive income.

     The Company has completed an inventory of financial instruments, commodity contracts, and other commitments for the purpose of identifying and assessing all of its derivatives. The Company determined the fair value of the derivatives, designated certain derivatives as hedges, and assessed the effectiveness of those derivatives as hedges.

     Allegheny Energy Supply will record an asset of $1.5 million on its 2001 balance sheet based on the fair value of the two cash flow hedge contracts at January 1, 2001. An offsetting amount will be recorded in other comprehensive income as a change in accounting principle as provided by SFAS No. 133. Allegheny Energy Supply anticipates that the amounts accumulated in other comprehensive income related to these contracts will be reclassified to earnings during July and August of 2001, when the hedged transactions are recorded.

     Allegheny Energy Supply will also record certain option contracts that meet the derivative criteria in SFAS No. 133, which do not qualify for special hedge accounting. Allegheny Energy Supply will record an asset of $0.1 million and a liability of $52.4 million on its balance sheet based on the fair value of these contracts at January 1, 2001. The majority of this liability is related to one contract. The terms of this three-year contract entered into on January 1, 1999, provides the counterparty with the right to purchase, at a fixed price, 270 MW of electricity per hour until December 31, 2001. The fair value of this contract represented a liability of approximately $52.3 million on January 1, 2001. The liability associated with this contract will reduce to zero at December 31, 2001, with the expiration of the contract. The fair value of these contracts will fluctuate over time due to changes in the underlying commodity prices that are influenced by various market factors, including the weather and availability of regional electric generation and transmission capacity. In accordance with SFAS No. 133, Allegheny Energy Supply will record a charge of $31.2 million against earnings net of the related tax effect ($52.3 million before tax) in the first quarter of 2001 for these contracts as a change in accounting principle as of January 1, 2001.

NOTE L: CHANGE IN ACCOUNTING ESTIMATE

     During 2000, the Company's operating expenses decreased by approximately $19.9 million ($11.9 million after taxes) due to the capital recovery and capitalization policies of Allegheny Energy Supply, as an unregulated generation company, which are different from the practices of the regulated utility subsidiaries. As a result, 2000 earnings per share increased $0.11.

NOTE M: PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Net periodic (credit) cost for pension and postretirement benefits other than pensions (principally health care and life insurance) for employees and covered dependents, of which approximately 21 percent was (credited) charged to plant construction, included the following components:

                                                                                     POSTRETIREMENT BENEFITS
                                                    PENSION BENEFITS                   OTHER THAN PENSIONS
                                              ------------------------------     ------------------------------
(Thousands of dollars)                         2000       1999        1998        2000        1999       1998
                                              -------    -------     -------     -------     -------    -------
Components of net periodic (credit) cost:
   Service cost ...........................  $ 15,808    $ 15,350    $ 14,316    $ 2,755     $ 2,677     $ 2,566
   Interest cost ..........................    52,463      47,068      46,743     13,707      13,418      14,346
   Expected return on plan assets .........   (70,928)    (65,456)    (61,280)    (7,015)     (6,217)     (6,163)
   Amortization of unrecognized
     transition (asset) obligation ........    (3,152)     (3,146)     (3,146)     6,433       6,433       6,433
   Amortization of prior service cost .....     2,386       2,386       2,360
   Recognized actuarial gain ..............    (1,206)                            (1,837)       (119)
                                            ---------   ---------   --------- ----------  ----------  ----------
     Periodic (credit) cost ...............    (4,629)     (3,798)     (1,007)    14,043      16,192      17,182
Reversal of previous deferrals ............                               760
                                            ---------   ---------   --------- ----------  ----------  ----------
Net periodic (credit) cost ................  $ (4,629)   $ (3,798)     $ (247)   $14,043     $16,192     $17,182
                                            =========   =========   ========= ==========  ==========  ==========

     The discount rates and rates of compensation increases used in determining the benefit obligations at September 30, 2000, 1999, and 1998, and the expected long-term rate of return on assets in each of the years 2000, 1999, and 1998 were as follows:

                                               2000       1999        1998        2000        1999       1998
                                              -------    -------     -------     -------     -------    -------
Discount rate ..............................   7.75%      7.50%       7.00%       7.75%       7.50%      7.00%
Expected return on plan assets .............   9.00%      9.00%       9.00%       9.00%       8.25%      8.25%
Rate of compensation increase ..............   4.50%      4.50%       4.00%       4.50%       4.50%      4.00%

     For postretirement benefits other than pensions measurement purposes, a health care cost trend rate of 6.5 percent for 2001 and beyond and plan provisions, which limit future medical and life insurance benefits, were assumed. Because of the plan provisions, which limit future benefits, the assumed health care cost trend rate has a limited effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                 1-PERCENTAGE-POINT         1-PERCENTAGE-POINT
(Thousands of dollars)                                                INCREASE                   DECREASE
                                                                 ------------------         ------------------
Effect on total service and interest cost components ............     $  276                     $  (264)
Effect on postretirement benefit obligation .....................      2,571                      (2,598)

     The amounts (prepaid) accrued at December 31, using a measurement date of September 30, included the following components:

                                                                                        POSTRETIREMENT BENEFITS
                                                             PENSION BENEFITS             OTHER THAN PENSIONS
                                                           --------------------        -------------------------
(Thousands of dollars)                                      2000           1999          2000           1999
                                                           -------        -------       -------        -------
Change in benefit obligation:
   Benefit obligations at beginning of year ...........  $ 691,528      $ 692,937       $181,324      $196,282
   Service cost .......................................     15,808         15,350          2,755         2,677
   Interest cost ......................................     52,463         47,068         13,707        13,418
   Plan amendments ....................................        132
   Effect of acquisitions .............................     40,176                        11,524
   Actuarial (gain) loss ..............................    (21,484)       (21,369)       (16,877)      (20,159)
   Benefits paid ......................................    (43,765)       (42,458)        (9,317)      (10,894)
                                                         ---------     ----------     ----------   -----------
     Benefit obligation at December 31 ................    734,858        691,528        183,116       181,324
                                                         ---------     ----------     ----------   -----------
Change in plan assets:
   Fair value of plan assets at beginning of year .....    817,652        801,348         84,277        74,773
   Actual return on plan assets .......................     86,065         50,914          9,200        10,864
   Employer contribution ..............................                     7,848          5,214         4,406
   Effect of acquisitions .............................     26,741
   Benefits paid ......................................    (43,765)       (42,458)        (4,736)       (5,766)
                                                         ---------     ----------     ----------   -----------
     Fair value of plan assets at December 31 .........    886,693        817,652         93,955        84,277
                                                         ---------     ----------     ----------   -----------
Plan assets (in excess of) less than
   benefit obligation .................................   (151,835)      (126,124)        89,161        97,047
Unrecognized transition asset (obligation) ............                     3,152        (77,194)      (83,627)
Unrecognized net actuarial gain .......................    143,953        115,193         61,287        46,140
Unrecognized prior service cost due to plan
   amendments .........................................    (18,174)       (20,428)
Fourth quarter contributions and benefit payments .....       (324)                       (5,816)       (6,203)
                                                         ---------     ----------     ----------   -----------
(Prepaid) accrued at December 31 ......................  $ (26,380)     $ (28,207)      $ 67,438      $ 53,357
                                                         =========     ==========     ==========   ===========

     The Company acquired West Virginia Power and Mountaineer Gas in December 1999 and August 2000, respectively. The effect of these acquisitions on the Company's benefit obligations and plan assets for pensions and postretirement benefits other than pensions is shown above as the effect of acquisitions.

     The pension unrecognized transition asset was amortized over 14 years beginning January 1, 1987, and the postretirement benefits other than pensions unrecognized transition obligation is being amortized over 20 years beginning January 1, 1993.

NOTE N: STOCK-BASED COMPENSATION

     Under the Company's Long-term Incentive Plan, options may be granted to officers and key employees. Ten million shares of the Company's common stock have been authorized for issuance under the Long-term Incentive Plan. The Long-term Incentive Plan, which was implemented during 1998, provides vesting periods of one to seven years, with options remaining exercisable until 10 years from the date of grant. There were 7,000 exercisable options at December 31, 2000.

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under APB No. 25, because the exercise price of stock options awarded under the Company's Long-term Incentive Plan equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 requires disclosure of pro-forma information regarding the net income and earnings per share effect of the option grants. The information presented below has been determined as if the stock options had been accounted for under the fair value method of that statement. There were no stock options granted during 1998. The weighted average fair value of the 2000 and 1999 options was $10.25 and $5.07 per share, respectively. The fair values were estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

                                                  2000              1999
                                                 ------            ------
Risk-free interest rate .......................    6.50%             6.24%
Expected lives -- years .......................      10                10
Expected stock volatility .....................   28.65%            22.83%
Dividend yield ................................    5.52%             5.83%

     Under SFAS No. 123, the Company's consolidated net income and earnings per share would have been reduced to the following pro-forma amounts:

                                                 2000              1999
                                                ------            ------
Consolidated net income (in thousands)
   As reported ..............................  $236,629          $258,421
   Pro-forma ................................  $235,315          $258,166
Earnings per share (basic and diluted):
   As reported ..............................    $ 2.14            $ 2.22
   Pro-forma ................................    $ 2.13            $ 2.22

     A summary of the status of the stock options granted under the Company's Long-term Incentive Plan as of December 31, 2000, is as follows:

                                                                 WEIGHTED
                                                                  AVERAGE
                                                SHARES             PRICE
                                                -------        ------------
Outstanding at December 31, 1999 ............  1,119,200           $31.351
   Granted ..................................    647,500            42.109
   Exercised
   Forfeited ................................      1,000            33.813
                                                --------          --------
Outstanding at December 31, 2000 ............  1,765,700           $35.295
                                                ========          ========

     The following summarizes the stock options outstanding at December 31, 2000:

                                                                      WEIGHTED
                                          WEIGHTED                     AVERAGE
                             RANGE         AVERAGE     REMAINING      REMAINING
PLAN                      OF EXERCISE     EXERCISE    OUTSTANDING    CONTRACTUAL
YEAR                        PRICES         PRICE     AT 12/31/00        LIFE
----                        ------         ------    -----------        -----
2000 ..............   $31.488 to $48.188  $42.109      647,500        10 years
1999 ..............   $30.188 to $33.813  $31.349    1,118,200         9 years

     Under the Company's Long-term Incentive Plan (formerly the Performance Share Plan), certain officers of the Company and its subsidiaries may receive awards based on meeting specific shareholder and customer performance rankings. The Company recognized compensation expense in 2000, 1999, and 1998 of $3.7 million, $1.1 million, and $2.0 million, respectively.

NOTE O: REGULATORY ASSETS AND LIABILITIES

     Certain of the Company's regulated operations are subject to the provisions of SFAS No. 71. Regulatory assets represent probable future revenues associated with deferred costs that are expected to be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future reductions in revenues associated with amounts that are to be credited to customers through the ratemaking process. Regulatory assets, net of regulatory liabilities, reflected in the consolidated balance sheet at December 31 relate to:

(Thousands of dollars)                                             2000              1999
                                                                  ------            ------
Long-term assets (liabilities), net:
   Income taxes, net .........................................   $262,927          $306,247
   Pennsylvania stranded cost recovery (CTC) .................    231,137           251,903
   Pennsylvania CTC true-up ..................................     25,253            20,004
   Pennsylvania pilot deferred revenue .......................                        9,040
   Postretirement benefits ...................................                        6,229
   Pennsylvania tax increases ................................      8,188             3,520
   Storm damage ..............................................        577               850
   Demand-side management ....................................     (3,002)              184
   Deferred revenues .........................................     (8,785)          (14,900)
   Rate stabilization deferral ...............................    (56,750)
   Other, net ................................................     (1,071)            2,027
                                                                 --------          --------
     Subtotal ................................................    458,474           585,104
                                                                 --------          --------
   Eastalco profit sharing (reported in other
     deferred charges/debit) .................................                        1,385
   Deferred power costs, net (reported in other
     deferred charges/credits) ...............................                       (9,900)
                                                                                  ---------
     Subtotal ................................................    458,474           576,589
                                                                 --------          --------
Current assets (liabilities), net (reported
   in other current assets/liabilities):
   CTC recovery ..............................................     22,049            23,957
   Income taxes, net .........................................      1,068             1,847
   Deferred power costs, net .................................    (15,338)          (12,880)
   Deferred revenues .........................................    (10,456)          (19,949)
                                                                 --------          --------
     Subtotal ................................................     (2,677)           (7,025)
                                                                 --------          --------
       Net regulatory assets .................................   $455,797          $569,564
                                                                 ========          ========

     See Notes B and C starting on pages 49 and 51, respectively, for a discussion of deregulation plans in Maryland, Ohio, Pennsylvania, Virginia, and West Virginia.

NOTE P: FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair value of financial instruments at December 31 were as follows:

                                                                   2000                          1999
                                                                  ------                        ------
                                                          CARRYING         FAIR        CARRYING         FAIR
(Thousands of dollars)                                     AMOUNT          VALUE        AMOUNT          VALUE
                                                          ---------      --------      ---------      --------
Assets:
   Temporary cash investments ......................    $    3,241     $    3,241     $   44,831    $   44,831
   Life insurance contracts ........................       100,594        100,594         94,168        94,168
   Available-for-sale security .....................         1,403          1,403
Liabilities:
   Short-term debt .................................       722,229        722,229        641,095       641,095
   Long-term debt and QUIDS ........................     2,731,683      2,755,401      2,468,407     2,370,723
                                                        ==========     ==========     ==========    ==========

     The carrying amount of temporary cash investments, as well as short-term debt, approximates the fair value because of the short maturity of those instruments. The fair value of the life insurance contracts was estimated based on cash surrender value. The fair value of the available-for-sale security, long-term debt, and QUIDS was estimated based on actual market prices or market prices of similar issues.

NOTE Q: CAPITALIZATION

COMMON STOCK

     In March 1999, the Company announced a stock repurchase program that authorized the repurchase of common stock worth up to $500 million from time to time at price levels the Company deemed attractive. The Company purchased 12 million shares of its common stock in 1999 at an aggregate cost of $398.4 million. There were no additional shares purchased in 2000.

PREFERRED STOCK

     West Penn called or redeemed all outstanding shares of its cumulative preferred stock with a combined par value of $79.7 million plus redemption premiums of $3.3 million on July 15, 1999, with proceeds from new $84 million, five-year unsecured medium-term notes issued in the second quarter of 1999 at a 6.375% coupon rate. Potomac Edison called all outstanding shares of its cumulative preferred stock with a combined par value of $16.4 million plus redemption premiums of $0.5 million on September 30, 1999, with funds on hand. Monongahela Power's outstanding preferred stock is entitled on voluntary liquidation to its then-current call price and, on involuntary liquidation, to $100 a share.

LONG-TERM DEBT AND QUIDS

     Maturities for long-term debt in thousands of dollars for the next five years are: 2001, $160,184; 2002, $214,105; 2003, $250,071; 2004, $157,714; and
2005, $373,019. Substantially all of the properties of Monongahela Power and Potomac Edison are held subject to the lien securing their first mortgage bonds. Some properties of Allegheny Energy Supply and Monongahela Power are also subject to a second lien securing certain pollution control and solid waste disposal notes.

     On March 1, 2000, $75 million of Potomac Edison's 5 7/8% series first mortgage bonds matured; Monongahela Power's $65 million of 5 5/8% series first mortgage bonds matured April 1, 2000; and in March, June, September, and December of 2000, West Penn redeemed $46.8 million of class A-1 6.32% transition bonds.

     On June 1, 2000, Potomac Edison issued $80 million floating rate private placement notes, due May 1, 2002, assumable by Allegheny Energy Supply upon its acquisition of Potomac Edison's Maryland electric generating assets. In August 2000, after the Potomac Edison generating assets were transferred to Allegheny Energy Supply, the notes were remarketed as Allegheny Energy Supply floating rate (three-month London Interbank Offer Rate (LIBOR) plus .80%) notes with the same maturity date. No additional proceeds were received.

     On August 18, 2000, Monongahela Power borrowed $61.0 million, under a senior credit facility, at a rate of 7.18% with a maturity of November 20, 2000. On November 20, 2000, Monongahela Power paid off the original $61 million borrowing and borrowed $100 million at a rate of 7.21% with a maturity of May 21, 2001. The facility will be transferred to Allegheny Energy Supply concurrent with the transfer of Monongahela Power's West Virginia generating assets.

     On August 18, 2000, the Company issued $165.0 million aggregate principal amount of its 7.75% notes due August 1, 2005. The Company contributed $162.5 million of the proceeds from its financing to Monongahela Power. Monongahela Power used the proceeds from the Company, and the $61 million borrowed under the senior note credit facility (as discussed above) in connection with the purchase of Mountaineer Gas.

     As part of the purchase of Mountaineer Gas on August 18, 2000, Monongahela Power assumed $100.1 million of existing Mountaineer Gas debt. This debt consists of several senior unsecured notes and a promissory note with fixed interest rates between 7.00% and 8.09%, and maturity dates between April 4, 2009, and October 31, 2019.

     On November 7, 2000, the Company also issued unsecured notes in an aggregate principal amount of $135.0 million bearing an interest rate of 7.75% due 2005. These notes were a further issuance of, and form a single series with, the $165.0 million aggregate principal amount of the Company's 7.75% notes issued on August 18, 2000, as discussed above.

     During 1999, West Penn reacquired all of its outstanding $525 million of first mortgage bonds. See Note F for additional details.

     In November 1999, West Penn Funding, LLC, issued $600 million of transition bonds as authorized by the Pennsylvania PUC (see Note B). The transition bonds are secured by the collection of transition costs through a nonbypassable charge to customers in the West Penn service area.

NOTE R: BUSINESS SEGMENTS

     The Company's principal operating segments are regulated operations, unregulated generation, and other. Prior to the second quarter of 2000, the Company reported operating segments consisting of utility and nonutility operations. The Company has restated prior period segment information.

     The regulated operations segment, previously reported as the utility segment, consists of the subsidiaries Monongahela Power, including Mountaineer Gas, Potomac Edison, and West Penn. The regulated operations segment operates electric T&D systems and natural gas distribution systems and generates electric energy in regulatory jurisdictions that have not implemented deregulation of electric generation.

     The unregulated generation segment, previously reported in the nonutility segment, consists primarily of the Company's subsidiaries, Allegheny Energy Supply and its majority-owned subsidiary, AGC. Allegheny Energy Supply is an unregulated energy production and marketing subsidiary that markets competitive wholesale electricity in the eastern half of the United States and retail electricity regionally in states where customer choice has been implemented. AGC owns and sells generating capacity to its parents Allegheny Energy Supply and Monongahela Power.

     The other segment, previously reported in the nonutility segment, consists primarily of Allegheny Ventures, an unregulated subsidiary that develops new business opportunities including telecommunications.

     Business segment information for 2000, 1999, and 1998 is summarized on page
60. Significant transactions between reportable segments are eliminated to reconcile the segment information to consolidated amounts. The identifiable assets information does not reflect the elimination of intercompany balances or transactions that are eliminated in the Company's consolidated financial statements.

(Thousands of dollars)                                             2000           1999          1998
                                                                  ------         ------        ------
Operating revenues:
   Regulated operations ...................................    $2,635,022     $2,310,079     $2,330,264
   Unregulated generation .................................     2,281,535        879,417        240,275
   Other ..................................................        22,624          8,881          6,708
   Eliminations ...........................................      (927,329)      (389,936)          (811)
Depreciation and amortization:
   Regulated operations ...................................       194,463        197,955        264,611
   Unregulated generation .................................        52,436         58,937          5,662
   Other ..................................................         1,034            564            106
Federal and state income taxes:
   Regulated operations ...................................       142,815        131,228        178,930
   Unregulated generation .................................        40,708         32,836        (10,151)
   Other ..................................................         1,278            377           (383)
Operating income:
   Regulated operations ...................................       408,381        395,426        449,762
   Unregulated generation .................................       126,199         78,827         (9,303)
   Other ..................................................         1,643            394           (952)
Interest charges, preferred dividends, and
   preferred redemption premiums:
   Regulated operations ...................................       205,178        162,348        176,073
   Unregulated generation .................................        41,274         31,869         10,153
   Other ..................................................           264              2              6
   Eliminations ...........................................       (18,820)        (1,516)
Consolidated income before extraordinary charge:
   Regulated operations ...................................       227,751        236,471        283,323
   Unregulated generation .................................        83,699         49,135        (19,604)
   Other ..................................................         2,202           (217)          (711)
Extraordinary charge, net:
   Regulated operations ...................................        77,023         26,968        275,426
Capital expenditures:
   Regulated operations ...................................       207,605        266,205        229,362
   Regulated operations-- acquisition of businesses .......       228,826         98,714
   Unregulated generation .................................       181,957        131,020            875
   Other ..................................................        13,630         16,140          5,330
--------------------------------------------------------------------------------------------------------
                                                                                DECEMBER       DECEMBER
Identifiable assets:                                                            31, 2000       31, 1999
                                                                                --------       --------
   Regulated operations ...................................                   $4,918,316     $5,293,394
   Unregulated generation .................................                    2,714,607      1,518,074
   Other ..................................................                       64,094         40,973

See Notes C and F for a discussion of extraordinary charge, net.

NOTE S: COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND CAPITAL PROGRAM

     The subsidiaries have entered into commitments for their construction and capital programs for which expenditures are estimated to be $2,231.5 million for 2001 and $543.4 million for 2002. Construction expenditure levels in 2003 and beyond will depend upon, among other things, the strategy eventually selected for complying with Phase II of the Clean Air Act Amendments of 1990 (CAAA) and the extent to which environmental initiatives currently being considered become mandated. The Company estimates that its management of emission allowances will allow it to comply with Phase II sulfur dioxide (SO2) limits through 2005. Studies to evaluate cost-effective options to comply with Phase II SO2 limits beyond 2005, including those available in connection with the emission allowance trading market, are continuing.

     The Company has announced the construction and acquisition of various generating facilities planned for completion in 2001 through 2005. Also, the Company has announced the acquisition of Merrill Lynch's energy trading and commodity marketing unit and a financial services firm (see Note T). The estimated cost of the generating facilities under construction and acquisitions announced by the Company is approximately $3.1 billion.

     On November 14, 2000, the Company announced the acquisition of three natural gas-fired merchant generating facilities totaling 1,710 MW located in the Midwest from Enron North America (Enron). The completion of the transaction requires certain regulatory approvals, including approval by the SEC. The agreement between Enron and the Company requires that the parties close on the transaction prior to May 31, 2001. In the event that closing does not occur prior to May 31, 2001, because SEC approval has not been obtained, the Company would be required to pay a termination fee of approximately $41 million to Enron.

ENVIRONMENTAL MATTERS AND LITIGATION

     The companies are subject to various laws, regulations, and uncertainties as to environmental matters. Compliance may require them to incur substantial additional costs to modify or replace existing and proposed equipment and facilities and may adversely affect the cost of future operations.

     The Environmental Protection Agency's (EPA) nitrogen oxides (NOx) State Implementation Plan (SIP) call regulation has been under litigation and, on March 3, 2000, the District of Columbia Circuit Court of Appeals issued a decision that basically upheld the regulation. However, state and industry litigants filed an appeal of that decision in April 2000. On June 23, 2000, the Court denied the request for the appeal. Although the Court did issue an order to delay the compliance date from May 1, 2003, until May 31, 2004, both the Maryland and Pennsylvania state rules to implement the EPA NOx SIP call regulation still require compliance by May 1, 2003. West Virginia has issued a proposed rule that would postpone compliance until May 1, 2005. However, the EPA
Section 126 petition regulation also requires the same level of NOx reductions as the EPA NOx SIP call regulation with a May 1, 2003, compliance date. The EPA
Section 126 petition rule is also under litigation in the District of Columbia Circuit Court of Appeals, with a decision expected in the first half of 2001. The Company's compliance with such stringent regulations will require the installation of expensive post-combustion control technologies on most of its power stations. The Company's construction forecast includes the expenditure of $376.9 million of capital costs during the 2001 through 2004 period to comply with these regulations. Approximately $63.5 million was spent in 2000.

     On August 2, 2000, the Company received a letter from the EPA requiring it to provide certain information on 10 of its electric generating stations:
Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. Allegheny Energy Supply and Monongahela Power now own these electric generating stations. The letter requested information under Section 114 of the federal Clean Air Act to determine compliance with federal Clean Air Act and state implementation plan requirements, including potential application of federal New Source Performance Standards. In general, such standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility. The Company submitted these records in January 2001. The eventual outcome of the EPA investigation is unknown.

     Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. The Company believes its generating facilities have been operating in accordance with the Clean Air Act and the rules implementing the Act. The experience of other utilities, however, suggests that, in recent years, the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the New Source Performance Standards, or a major modification of the facility, which would require compliance with the New Source Performance Standards. If federal New Source Performance Standards were to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures. In connection with the deregulation of generation, the Company has agreed to rate caps in each of its jurisdictions, and there are no provisions under those arrangements to increase rates to cover such expenditures.

     In December 2000, the EPA issued a decision to regulate coal- and oil-fired electric utility mercury emissions under Title III, Section 112 of the 1990 CAAA. The EPA plans to issue a proposed regulation by December 2003 and a final regulation by December 2004. The timing and level of required mercury emission reductions are unknown at this time.

     On March 4, 1994, Monongahela Power, Potomac Edison, and West Penn received notice that the EPA had identified them as potentially responsible parties
(PRPs) under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, with respect to a Superfund Site. There are approximately 175 other PRPs involved. A final determination has not been made for the Company's share of the remediation costs based on the amount of materials sent to the site. However, the Company estimates that its share of the cleanup liability will not exceed $1 million, which has been accrued as a liability at December 31, 2000.

     Monongahela Power, Potomac Edison, and West Penn have also been named as defendants along with multiple other defendants in pending asbestos cases involving multiple plaintiffs. While the Company believes that all of the cases are without merit, the Company cannot predict the outcome of the litigation. The Company has accrued a reserve of $5.4 million as of December 31, 2000, related to the asbestos cases as the potential cost to settle the cases to avoid the anticipated cost of defense.

     The Attorney General of the State of New York and the Attorney General of the State of Connecticut in their letters dated September 15, 1999, and November 3, 1999, respectively, notified the Company of their intent to commence civil actions against the Company or certain of its subsidiaries alleging violations at the Fort Martin Power Station under the federal Clean Air Act, which requires existing power plants that make major modifications to comply with the same emission standards applicable to new power plants. Other governmental authorities may commence similar actions in the future. Fort Martin is a station located in West Virginia and is now jointly owned by Allegheny Energy Supply and Monongahela Power. Both Attorneys General stated their intent to seek injunctive relief and penalties. In addition, the Attorney General of the State of New York in his letter indicated that he may assert claims under the State common law of public nuisance seeking to recover, among other things, compensation for alleged environmental damage caused in New York by the operation of Fort Martin Power Station. At this time, the Company and its subsidiaries are not able to determine what effect, if any, these actions threatened by the Attorneys General of New York and Connecticut may have on them.

     In the normal course of business, the Company and its subsidiaries become involved in various legal proceedings. The Company and its subsidiaries do not believe that the ultimate outcome of these proceedings will have a material effect on their financial position.

LEASES

     The Company has capital and operating lease agreements with various terms and expiration dates, primarily for vehicles, computer equipment, and communications lines.

     The carrying amount of assets recorded under capitalized lease agreements included in property, plant, and equipment at December 31 consist of the following:

(Thousands of dollars)                                 2000             1999
                                                     --------          -------
Equipment .......................................     $44,346           $  966
Building ........................................         741              790
                                                     --------          -------
Property held under capital leases ..............     $45,087           $1,756
                                                     ========          =======

     At December 31, 2000, obligations under capital leases were as follows:

(Thousands of dollars)                                       2000        1999
                                                           --------    --------
Present value of minimum lease payments ..................  $45,087      $1,756
Obligations under capital leases due within one year .....   10,650         825
Obligations under capital leases non-current .............   34,437         931

     Total capital and operating lease rent payments of $33.5 million in 2000, $19.1 million in 1999, and $17.4 million in 1998 were recorded as rent expense in accordance with SFAS No. 71. Estimated minimum lease payments for capital and operating leases with annual rent exceeding $100,000 and initial or remaining lease terms in excess of one year are $25.0 million in 2001, $18.0 million in 2002, $20.0 million in 2003, $32.8 million in 2004, $28.7 million in 2005, and
$24.6 million thereafter.

     In November 2000, Allegheny Energy Supply consummated an operating lease transaction relating to the construction of a 540-MW combined-cycle generating plant located in Springdale, Pennsylvania. This transaction was structured to finance the construction of the plant with a maximum commitment amount of $318.4 million. Upon completion of the plant, a special purpose entity will lease the plant to Allegheny Energy Supply. Lease payments, to be recorded as rent expense, are estimated at $1.9 million per month, commencing during the second half of 2003 through 2005. Subsequently, Allegheny Energy Supply has the right to negotiate up to two five-year renewal terms or purchase the plant for the lessor's investment or sell the plant and pay the difference between the proceeds and the lessor's investment up to a maximum recourse amount of approximately $275 million.

PUBLIC UTILITY REGULATORY POLICIES ACT (PURPA)

     Under PURPA, certain municipalities, businesses, and private developers have installed generating facilities at various locations in or near the Company's service areas, and sell electric capacity and energy to the Company at rates consistent with PURPA and ordered by the appropriate state commissions. The Company is committed to purchase 479 MW of on-line PURPA capacity. This includes 180 MW from the AES Warrior Run project, which came on-line in February 2000. Payments for PURPA capacity and energy in 2000 totaled approximately $204 million, before amortization of West Penn's adverse power purchase commitment, resulting in an average cost to the Company of 5.5 cents/kWh.

     As a result of the 1999 Maryland Restructuring Settlement, AES Warrior Run capacity and energy must be offered into the wholesale market over the life of the Electric Energy Purchase Agreement (PURPA contract). On November 29, 2000, the Maryland PSC approved a Power Sales Agreement (PSA) between Potomac Edison and the winning bidder for the period of January 1, 2001, through December 31, 2001. The cost of purchases from AES Warrior Run under the PURPA Contract not recovered through the market sale of the output will be recovered, dollar-for-dollar, from Maryland customers through a surcharge.

     The table below reflects the Company's estimated commitments for energy and capacity purchases under PURPA contracts as of December 31, 2000. The original length of these contracts varied from 28 to 44 years. Actual values can vary substantially depending upon future conditions. The table does not reflect the AES Warrior Run energy and capacity sold under the PSA.

Estimated Energy and Capacity Purchase Commitments

                                                                 AMOUNT
                                                               (THOUSANDS
                                              MWh              OF DOLLARS)
                                          ----------        -------------
2001 ..................................    3,889,208          $  205,660
2002 ..................................    3,889,208             206,564
2003 ..................................    3,889,209             197,508
2004 ..................................    3,898,978             190,716
2005 ..................................    3,889,208             192,225
Thereafter ............................   79,038,027           4,506,625

FUEL COMMITMENTS

     The Company has entered into various long-term commitments for the procurement of fuels, primarily coal, to supply its generating plants. In most cases, these contracts contain provisions for price escalations, minimum purchase levels, and other financial commitments. The Company's fuel purchases totaled $552.2 million and $535.7 million in 2000 and 1999, respectively. In 2000, the Company purchased approximately 60% of its fuel from one vendor. Total estimated long-term fuel obligations at December 31, 2000, for the next five years were as follows:

Estimated Fuel Purchase Commitments

                                                                     AMOUNT
                                                                   (THOUSANDS
                                                                   OF DOLLARS)
                                                                  -----------
2001 ..........................................................      $189,652
2002 ..........................................................       159,308
2003 ..........................................................       129,370
2004 ..........................................................       125,236
2005 ..........................................................        95,815
                                                                  -----------
Total .........................................................      $699,381
                                                                  ===========

LETTERS OF CREDIT

     Letters of credit are purchased guarantees that ensure the Company's performance or payment to third parties, in accordance with certain terms and conditions, which amounted to $18.2 million as of December 31, 2000.

NOTE T: SUBSEQUENT EVENTS

     On January 8, 2001, the Company announced the signing of a definitive agreement to acquire Global Energy Markets (G.E.M.), Merrill Lynch's energy commodity marketing and trading unit. Under the agreement, Allegheny Energy Supply will acquire G.E.M. for $490 million, plus a two percent equity interest in Allegheny Energy Supply to be owned by Merrill Lynch. The acquisition is contingent upon regulatory approvals, including approval of the FERC. The Company expects the transaction to be closed in the first quarter of 2001. However, transfer of the two percent ownership interest (which is not required for closing) cannot occur until it is approved by the SEC.

                                  $575,000,000

                         [LOGO] Allegheny Energy, Inc.

                                  COMMON STOCK

                             ---------------------

      Allegheny Energy may offer and sell from time to time, or all at one time, shares of common stock with a maximum aggregate offering price of $575,000,000. The number of shares, offering price and other terms of the offering will be set forth in a supplement to this prospectus. The common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange under the symbol "AYE."

                             ---------------------

         You should read this prospectus and the prospectus supplement carefully before you invest.

         We may sell the common stock to underwriters, through agents or directly to other purchasers. The prospectus supplement will include the names of any underwriters or agents.

                             ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------











                            Prospectus dated April 5, 2001.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell the common stock described in this prospectus in one or more offerings with a maximum aggregate offering price of $575,000,000. This prospectus provides you with a description of the common stock that we may offer.

     Each time we sell common stock, we will provide a "prospectus supplement" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled "Where You Can Find More Information" on page 11.

     For more information about us or the common stock, you should read the exhibits, financial statements, notes and schedules filed or incorporated by reference with our registration statement.

                                   RISK FACTORS

RISKS ASSOCIATED WITH A POSSIBLE INITIAL PUBLIC-OFFERING OF THE STOCK OF OUR UNREGULATED GENERATION SUBSIDIARY

WE ARE CONSIDERING AN INITIAL PUBLIC OFFERING AND SUBSEQUENT SPIN-OFF OF ALLEGHENY SUPPLY, WHICH WOULD REDUCE OR ELIMINATE OUR SHARE OF EARNINGS FROM ALLEGHENY SUPPLY.

     We expect our unregulated generation activities to grow rapidly, which will require extensive use of the capital markets to finance the growth for several years to come. Our management is considering the suitability of various alternatives, which could include converting our unregulated generation subsidiary, Allegheny Supply, into a stock corporation, selling a portion of its stock through an initial public offering, or combining an initial public offering with a subsequent spin-off of Allegheny Supply stock to stockholders.

     If completed, the initial public offering would reduce our share of Allegheny Supply's earnings. If we divest our remaining shares of Allegheny Supply through the distribution of these shares to the holders of our common stock, we will have no share in Allegheny Supply's earnings and our earnings will be primarily dependent upon the earnings of our regulated transmission and distribution business. For the three-month period ended December 31, 2000, our unregulated generation activities provided approximately 31% of our consolidated income before interest, income taxes, depreciation and amortization, and extraordinary charge.

THE INITIAL PUBLIC OFFERING OF ALLEGHENY SUPPLY AND ITS SUBSEQUENT LEGAL SEPARATION FROM ALLEGHENY ENERGY MAY NOT OCCUR.

     An initial public offering of Allegheny Supply and our subsequent distribution of our remaining shares of Allegheny Supply to our stockholders remain only possibilities that are subject to substantial uncertainties. These uncertainties include market conditions generally for our stock and for the equity of Allegheny Supply, the receipt of required regulatory approvals, favorable tax and accounting rulings or interpretations, and the receipt of required third party consents.

THE DIVIDENDS THAT WE DECLARE MIGHT BE LOWER IF WE PURSUE A STRATEGY TO LEGALLY SEPARATE OUR GENERATION BUSINESS.

     Following an initial public offering of Allegheny Supply or other transaction separating Allegheny Supply from our company, we expect the board of directors of Allegheny Supply would establish a dividend policy consistent with its earnings prospects, growth rate, need for capital and other factors. That policy could be different from the current policy for the integrated company and could result in lower dividends being declared on our common stock.

RISKS RELATED TO A CHANGING REGULATORY ENVIRONMENT

ALL OF OUR BUSINESSES OPERATE IN CHANGING REGULATORY ENVIRONMENTS CREATED BY RESTRUCTURING INITIATIVES AT BOTH STATE AND FEDERAL LEVELS. IF THE PRESENT TREND TOWARDS COMPETITIVE RESTRUCTURING OF THE ELECTRIC POWER INDUSTRY IS REVERSED, DISCONTINUED OR DELAYED, OUR BUSINESS PROSPECTS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

     The regulatory environment applicable to our generation, transmission and distribution businesses has recently undergone substantial changes, on both the federal and state level. These changes have significantly affected the nature of the power industry and the manner in which its participants conduct their business. Moreover, existing statutes and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have an effect on our business in ways that we cannot predict. Some restructured markets, like California's, have recently experienced interruptions of supply and price volatility. These interruptions of supply and price volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some of these restructured markets, including California's, government agencies and other interested parties have made proposals to re-regulate areas of these markets that have been deregulated, and, in California, legislation has been passed placing a moratorium on the sale of generating plants by regulated utilities. Proposals to re-regulate the wholesale power market have been made at the federal level. Proposals of this sort, and legislative or other attention to the electric power restructuring process in the states in which we currently, or may in the future, operate, may cause this process to be delayed, discontinued or reversed, which could have a material adverse effect on our results of operations or our strategies.

OUR REGULATED UTILITY SUBSIDIARIES HAVE "PROVIDER-OF-LAST RESORT" OBLIGATIONS AND OUR GENERATING SUBSIDIARY PROVIDES ELECTRICITY TO THE REGULATED UTILITY SUBSIDIARIES TO SATISFY THESE OBLIGATIONS AT PRICES WHICH MAY BE BELOW MARKET PRICE AND IN AMOUNTS THAT AT TIMES COULD EXCEED ITS SUPPLY CAPACITY.

     THE PROVIDER-OF-LAST-RESORT OBLIGATIONS HAVE NO RELATIONSHIP TO COST TO SUPPLY.

     Until the transition to full market competition is complete, our regulated utility subsidiaries -- West Penn Power Company and The Potomac Edison Company -- are required to provide electricity at capped rates, which may be, and currently are, below current market rates, to customers that do not choose an alternative electricity generation supplier. To satisfy this "provider of last resort" obligation, these regulated utility subsidiaries source power from Allegheny Supply, our generating subsidiary, under contract. The prices that West Penn and Potomac Edison pay for this power may have little or no relationship to the cost of supplying this power. This means that our generating subsidiary currently absorbs the risk of fuel price increases and increased costs of environmental compliance. We expect that there will be similar risks when customer choice is implemented in Ohio and West Virginia, states in which Monongahela Power has distribution operations. Because the risk of fuel price increases and increased environmental compliance costs cannot be passed through to customers during the transition period absent regulatory approval, we, on a consolidated basis, retain these risks.

     AT TIMES, DEMAND FOR POWER FROM OUR GENERATION SUBSIDIARY COULD EXCEED ITS SUPPLY CAPACITY.

     From time to time the demand for power required to meet the provider-of-last resort contract obligations could exceed Allegheny Supply's available generation capacity. If this occurs, Allegheny Supply would have to buy power on the market, subjecting it to the risk of high prices. Since these situations most often occur during periods of peak demand, it is likely that the market price for power at that time would be very high. Unlike the cooler weather over the summer of 2000, the hotter-than-normal summers of 1998 and 1999 saw market prices for electricity in regions in which our regulated utility subsidiaries have provider-of-last-resort obligations peak in excess of $1,000 per megawatt hour. Utilities that did not own or purchase sufficient available capacity during those periods incurred significant losses in sourcing incremental power. Even if a supply shortage were brief, we could suffer substantial losses that could have an adverse effect on our results of operations. In addition, the electricity that is purchased from Allegheny Supply to meet the provider-of-last resort obligations is not available for sale at what most likely would be more favorable wholesale prices.

OUR COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS ARE SIGNIFICANT, AND THE COST OF COMPLIANCE WITH FUTURE ENVIRONMENTAL LAWS COULD ADVERSELY AFFECT OUR CASH FLOW AND PROFITABILITY.

     Our operations are subject to extensive federal, state and local environmental statues, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits for all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Through 2004, we expect to spend approximately $440 million in connection with the installation of emission control equipment. Costs of compliance with environmental regulations could have a material impact on our business, especially if emission limits are tightened, more extensive permitting requirements are imposed, additional emission particles are regulated, and the number and types of assets we operate increase.

     WE MAY NOT BE ABLE TO OPERATE OUR GENERATING ASSETS IF WE ARE UNABLE TO OBTAIN ALL REQUIRED ENVIRONMENTAL APPROVALS.

     We may also not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approval or if we fail to obtain or comply with any such approval, the affected facilities could be shut down or subjected to additional costs. Further, at some of our older facilities, it may be uneconomical for us to install the necessary equipment, which may lead us to shut down or reduce operations at certain individual generating units.

     CHANGES IN LAWS AND REGULATIONS COULD APPLY TO US.

     New environmental laws and regulations affecting our operations may be adopted, and new interpretations of existing laws and regulations could be adopted or become applicable to our facilities. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

     GOVERNMENTAL AUTHORITIES MAY ASSESS PENALTIES ON US FOR FAILURES TO COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS.

     If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, our failure may result in the assessment of civil or criminal liability and fines against us. Recent lawsuits by the Environmental Protection Agency and various states highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular. For example, the Attorney-General of the State of New York and the Attorney-General of the State of Connecticut notified us in 1999 of their intent to commence civil actions against us for alleged violations of Clean Air Act standards. If these actions were actually initiated and then ultimately resolved against us, substantial modifications of our existing coal-fired power plants would be required. Similar actions may be commenced by other governmental authorities in the future.

     In addition, a number of our coal-fired facilities have been the subject of a formal request for information from the Environmental Protection Agency. If an enforcement proceeding or litigation in connection with this request, or in connection with any proceeding for non-compliance with environmental laws, were commenced and resolved against us we could be required to invest significantly in new emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt certain operations. Moreover, our results of operations and financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation. Other parties have recently settled similar lawsuits.

     WE ARE UNLIKELY TO BE ABLE TO PASS ON THE COST OF ENVIRONMENTAL COMPLIANCE TO OUR CUSTOMERS.

     Most of our existing contracts with customers, and the provider-of-last-resort obligations generally, do not permit us to recover additional capital and other costs incurred by us to comply with environmental regulations. As a result, to the extent these costs are incurred prior to the expiration of these obligations, these costs will adversely affect our profitability.

RISKS ASSOCIATED WITH DEVELOPMENT

OUR ACQUISITION OF GENERATING FACILITIES AND DEVELOPMENT AND CONSTRUCTION ACTIVITIES MAY NOT BE SUCCESSFUL, WHICH WOULD IMPAIR OUR ABILITY TO GROW PROFITABLY.

     THE GROWTH OF OUR GENERATION OPERATIONS REQUIRES US TO IDENTIFY AND COMPLETE DEVELOPMENT PROJECTS.

     Our strategy for the growth of our generation business depends upon our ability to identify and complete acquisition, development and construction projects at appropriate prices. If the assumptions underlying the prices we pay for future acquisitions, development and construction projects prove to be inaccurate, the financial performance of the particular facility and our overall results of operations and financial position could be significantly adversely affected. Moreover, if we are not able to access capital at competitive rates, our growth will be adversely affected. A number of factors could affect our ability to access capital, including general economic conditions, capital market conditions, market prices for electricity and gas, the overall health of the utility industry, our capital structure and limitations imposed by the Public Utility Holding Company Act of 1935.

     WE WILL BE REQUIRED TO SPEND SIGNIFICANT SUMS BEFORE ACQUIRING OR CONSTRUCTING A FACILITY.

     Before we can acquire a generation facility or commence construction, we may be required to invest significant resources on preliminary engineering, permitting, legal and other matters in order to determine the feasibility of the project. Moreover, the process for obtaining initial environmental, siting and other governmental and regulatory permits and approvals is complicated, expensive and lengthy, and is subject to significant uncertainties. Failure to obtain required permits and approvals in a timely manner may prevent us from completing an acquisition, development or construction project.

     PLANT CONSTRUCTION IS COSTLY AND SUBJECT TO NUMEROUS RISKS.

     We have announced construction plans for four generating stations totaling approximately 2,338 MW, and we intend to pursue our strategy of developing and constructing other new facilities and expanding existing facilities. Our completion of these facilities without delays or cost overruns is subject to substantial risks, including:

     o  changes in market prices for the electricity from these projects;

     o work stoppages, shortages and inconsistent qualities of equipment and material, and unforeseen engineering problems;

     o  permits, approvals and other regulatory matters;

     o  adverse weather, geological or environmental conditions; and

     o  unanticipated cost increases.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES, ASSETS OR PROJECTS INTO OUR OPERATIONS.

     Our ability to successfully integrate acquired assets, such as the Energy Trading Business that we acquired from Merrill Lynch and the wholesale generating facilities that we will acquire in Illinois, Indiana and Tennessee, as well as our ability to successfully integrate assets that have already been transferred to our generating subsidiary, will depend on, among other things, the adequacy of our implementation plans, the ability to achieve desired operating efficiencies, and favorable terms for the sale of electricity that we generate. If we are unable to successfully integrate these assets into our operations, we could experience increased costs and losses on our investments.

OUR BUSINESS IS SUBJECT TO MARKET RISKS

CHANGES IN COMMODITY PRICES MAY INCREASE THE COST OF PRODUCING POWER OR DECREASE THE AMOUNT OUR UTILITY OPERATIONS RECEIVE FROM SELLING POWER, RESULTING IN FINANCIAL PERFORMANCE BELOW OUR EXPECTATIONS.

     Our generating business is heavily exposed to changes in the price and availability of coal because, as of December 31, 2000, 86% of all of our generating capacity was coal-fired. Although the market price of coal has been low and stable compared to the price of natural gas, which has a greater influence on the price of electricity in the United States, these conditions may not continue. While we have long-term contracts for the supply of coal for most of our existing generating capacity, many of these contracts are nearing the end of their term. We may not be able to purchase coal on terms as favorable as the current ones. Furthermore, we may not be successful in diversifying our dependence on coal-fired facilities through the acquisition and construction of natural gas-fired facilities. Moreover, the market price and availability of natural gas also fluctuates. Changes in the cost of coal or natural gas may affect our financial results by increasing the cost of producing electricity or decreasing the sale price of electricity. Since the price that our generating operations obtain for the sale of electricity may not change at the same rate as the change in coal or natural gas costs, we may be unable to pass on the change in costs to our customers.

     In addition, actual power prices and fuel costs will differ from those assumed in financial models, and those differences may be material. As a result, our financial results may not meet our expectations.

     WE DO NOT ALWAYS HEDGE AGAINST COMMODITY PRICES.

     To manage our financial exposure to commodity price fluctuations in our energy trading, marketing and risk management activities, we routinely enter into contracts, such as electricity purchase and sale commitments, to hedge our exposure to weather conditions, fuel requirements and other energy-related commodities. We may not, however, hedge the entire exposure of our operations from commodity price volatility. To the extent we fail to hedge against commodity price volatility, our results of operations and financial position may be affected either favorably or unfavorably.

     OUR TRADING, MARKETING AND RISK MANAGEMENT POLICIES MAY NOT WORK AS
     PLANNED.

     Our trading, marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict with precision the impact that our trading, marketing, and risk management decisions may have on our business, operating results or financial position. Although we devote a considerable amount of management effort to these issues, their outcome remains uncertain.

     In addition, our trading, marketing and risk management activities are exposed to the risk that counterparties that owe us money or energy pursuant to market transactions will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In that event, our financial results are likely to be adversely affected and we might incur additional losses.

IMPACT OF RECENTLY ADOPTED ACCOUNTING STANDARDS.

     Our adoption in 2000 of EITF Issue No. 98-10, under which contracts entered into in connection with energy trading must be marked to market with gains and losses included in earnings, and adoption in 2001 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" are expected to increase the volatility in reported earnings and other comprehensive income.

OUR GENERATING SUBSIDIARY MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO COMPETITION.

     Our generating subsidiary may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives designed to increase competition. To the extent that competition increases and the pricing and sale of power assumes more characteristics of a commodity business, our profit margins may be negatively affected. Industry deregulation and privatization may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels or pursue our growth strategy.

WE ARE NEGOTIATING NEW COLLECTIVE BARGAINING AGREEMENTS, AND WE MAY SUFFER WORK INTERRUPTIONS.

     Several of our existing union contracts expire at the end of April and September of 2001. While we are in negotiations with each of the unions covered by the expiring collective agreements, and we do not currently anticipate any problems in reaching new collective agreements, there is a risk that new collective agreements may not be timely entered into without work interruptions or other pressure tactics. Any lengthy work interruptions could materially and adversely affect our business and financial position.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference forward-looking statements, including statements regarding our results of operations, assets and liabilities and statements with respect to deregulation activities and movements toward competition in states that are served by our operations, markets, products, services, prices, results of operations, capital expenditures, resolution and impact of litigation, regulatory matters, liquidity, capital resources and accounting matters. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and the like. We cannot assure you that our actual results will not differ materially from expectations or estimates. Actual results have varied materially and unpredictably from past expectations and estimates. Factors that could cause our actual results to differ materially include those discussed under "Risk Factors" as well as:

     o  the weather and other natural phenomena;

     o  political, economic and business conditions;

     o changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

     o growth in opportunities for our business units, including growth in industry capacity;

     o  loss of any significant customers or suppliers;

     o  changes in technology;

     o  litigation; and

     o the effect of accounting policies issued periodically by accounting standard-setting bodies.

                          ABOUT ALLEGHENY ENERGY, INC.

     Allegheny Energy, Inc., incorporated in Maryland in 1925, is a diversified utility holding company. We derive substantially all of our income from the operations of our principal subsidiaries:

     o Allegheny Energy Supply Company, LLC, which we refer to as Allegheny Supply, is a company that owns, operates and markets competitive retail and wholesale electric generation,

     o Monongahela Power Company, The Potomac Edison Company and West Penn Power Company, which are regulated utility operating companies, and

     o Allegheny Ventures, Inc., which actively invests in and develops telecommunications and energy-related projects.

     Our executive offices are located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, and our telephone number is (301) 790-3400. Unless the context otherwise indicates, the terms "Allegheny Energy," "we," "us" or "our" means Allegheny Energy, Inc. and its consolidated subsidiaries.

                                 USE OF PROCEEDS

     Unless otherwise indicated in the prospectus supplement, we will loan or contribute all or a portion of the net proceeds from the sale of the common stock to Allegheny Supply to fund a portion of the $1.028 billion purchase price of Allegheny Supply's acquisition of three wholesale generation facilities in Illinois, Indiana and Tennessee. A portion of the proceeds loaned or contributed to Allegheny Supply may also be used for its general corporate purposes. The balance of the purchase price of the wholesale generation facilities will be funded through borrowings by Allegheny Supply. We will retain any net proceeds not loaned or contributed to Allegheny Supply for our general corporate purposes.

                         DESCRIPTION OF THE COMMON STOCK

     IN THIS SECTION, WE DESCRIBE THE MATERIAL FEATURES AND RIGHTS OF OUR COMMON STOCK. THIS SUMMARY DOES NOT PURPORT TO BE EXHAUSTIVE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPLICABLE MARYLAND LAW, OUR CHARTER, BY-LAWS AND THE ALLEGHENY STOCKHOLDER PROTECTION RIGHTS AGREEMENT, EACH OF WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 11.

     GENERAL. We are authorized to issue 260,000,000 shares of common stock, having a par value of $1.25 per share. The common stock is the only class of our capital stock authorized or outstanding. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. As of December 31, 2000, there were 110,436,317 shares of our common stock outstanding, held by 40,589 holders of record.

     All outstanding shares of our common stock are, and any common stock offered by a prospectus supplement, will be, duly authorized, fully paid and nonassessable.

     DIVIDEND RIGHTS. As a Maryland corporation and a public utility holding company, we are subject to statutory and regulatory limitations on the authorization and payment of dividends. Subject to these restrictions, our board of directors may declare dividends on our common stock, payable at such times as the board of directors may determine, out of legally available retained earnings or net income. Supplemental indentures relating to outstanding bonds of subsidiaries contain dividend restrictions, under the most restrictive of which $76 million of consolidated retained earnings at December 31, 2000 is not available for cash dividends on their capital stock. Retained earnings available for dividends on our common stock amounted to $867 million at December 31, 2000.

     If we declare a dividend, the holders of our common stock are entitled to receive and share ratably in it. We will pay a dividend declared on the common stock to the record holders as they appear in the register on the record date for that dividend. The record date will not be more than forty days before the dividend payment date, as fixed by our board of directors.

     LIQUIDATION RIGHTS. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive a ratable portion of the assets available for distribution to stockholders after the satisfaction in full of all the prior rights of our creditors, including holders of our indebtedness and all liabilities.

     VOTING RIGHTS. The holders of our common stock possess exclusive voting rights in Allegheny Energy, including the right to elect our board of directors and act on any matters required to be presented to them under Maryland law or otherwise presented to them by our board of directors. Holders of our common stock are entitled to one vote per share, with the right to cumulative voting in the elections of directors. Cumulative voting means that each stockholder entitled to vote in the election of directors has the right to that number of votes equal to the number of shares of stock held by that stockholder multiplied by the number of directors to be elected. These votes may be cast for a single director or for any two or more directors standing for election.

     Under Maryland law and our charter, the number of directors comprising our board of directors may only be fixed by a vote of the board of directors. The members of our board of directors are divided into three classes, as equal in size as possible. The members of each class of directors serve a three-year term, and the terms of the classes are staggered so that only one class is elected annually. Directors may only be removed with cause by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the stockholders generally in the election of directors. Vacancies on the board of directors are filled by the affirmative vote of a majority of the remaining directors, and any director elected to fill a vacancy holds office for the remainder of the term of the class to which he is elected.

     Because our board is classified, it may be more time-consuming and difficult to replace incumbent directors. At least two annual meetings of stockholders, instead of one, will generally be required to change a majority of the board of directors. Moreover, the combination of the classified board and cumulative voting in the election of directors may make it more difficult for challengers to defeat incumbent directors. Thus, the classified board could increase the likelihood that incumbent directors retain their positions. Also, the staggered terms of the classes of directors may delay, defer or prevent a tender offer or an attempt to change control of Allegheny Energy.

     Under Maryland law, a person that acquires "control shares" of a Maryland corporation has no voting rights with respect to those control shares unless the acquisition of the control shares is approved by two-thirds of the stockholders, not including the acquiror, officers or executive directors of the corporation. Control shares are those voting shares of stock which, when aggregated with all other shares of stock owned or controlled by the acquiror, give the acquiror voting power within certain statutory ranges. The acquiror is not able to vote shares within any range of voting power for which stockholder approval has not been obtained.

     The Maryland control share statute does not apply to shares acquired in a merger, consolidation or share exchange in which the corporation is a party or if the control share acquisition is approved or exempted by the charter or bylaws of the corporation. By limiting the voting rights of a person acquiring control shares, the control share statute makes it more difficult to effect a takeover of our company without first obtaining the approval of our stockholders.

     PRE-EMPTIVE RIGHTS. No holder of our common stock is entitled as a matter of right to subscribe to any new or additional shares of common stock, or any security convertible into common stock, unless the new or additional common stock is offered for money and other than by a public offering. If these pre-emptive rights become available to the holders of our common stock, the period during which they may be exercised may be limited by the board to no less than ten days after the mailing of the notice announcing their availability.

     The holders of our common stock have no conversion or redemption rights.

                     STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     GENERAL. Each share of our common stock has attached it to one right. This right is represented by the same certificate representing the common stock (or in the case of uncertificated common stock, by the registration of the associated share of common stock on our stock transfer books). Until the separation date, which we describe below, the rights are transferred only with the common stock. The rights are not exercisable until after the separation date and they are subject to redemption or exchange, as described below. The rights have an exercise price of $100 per right, subject to antidilution adjustment. The rights expire at the close of business on March 6, 2010, unless we redeem them earlier. Holding unexercised rights gives you no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     SEPARATION DATE; SEPARATION OF RIGHTS FROM THE COMMON STOCK. The rights will separate from our common stock at the earlier of two possible times. The first such time is ten business days following a public announcement that a person or group of affiliated or associated persons (which we refer to as an "acquiring person") has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of our common stock. This is referred to as the "share acquisition date". The second possible time is ten business days, or a later date if so determined by our board of directors prior to any person becoming an acquiring person, following the commencement of a tender or exchange offer which would result in an acquiring person owning 15% or more of the outstanding shares of our common stock. This is referred to as the "Flip-In Date".

     EXERCISE OF RIGHTS. If any person or group becomes an acquiring person, we will provide that each holder of a right, other than rights beneficially owned by the acquiring person, whose rights will then be null and void, will have the right to receive, upon exercise of the right at the current exercise price, that number of shares of our common stock having a market value of two times the exercise price of the right. If we are acquired in a merger or other business combination transaction in which the acquiring person is treated differently from other stockholders, or is a party to the transaction, or if 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person, we will provide that each holder of a right will have the right to receive, upon exercise of the right at the current exercise price, that number of shares of common stock of the acquiring company which, at the time of the transaction, have a market value of two times the exercise price of the right.

     REDEMPTION OR EXCHANGE OF RIGHTS. At any time prior to the tenth day after a share acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors may establish in its sole discretion. At any time after a Flip-In Date and prior to the time when an acquiring person beneficially owns more than 50% of our outstanding common stock, we may exchange the rights, other than rights beneficially owned by the acquiring person, whose rights will then be null and void, for shares of common stock at the rate of one share per right, subject to antidilution adjustment.

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     ANTI-TAKEOVER EFFECTS. The rights will not prevent a takeover of us.
However, the rights may substantially dilute the voting strength of a person or group that acquires 15% or more of our common stock, unless the rights are first redeemed. The rights should not interfere with a transaction that is in the best interests of us and our stockholders because the rights can be redeemed on or prior to the Flip-In Date, before the consummation of any transaction.

                              PLAN OF DISTRIBUTION

     We may sell the common stock:

     o to or through underwriting syndicates represented by managing underwriters;

     o through one or more underwriters without a syndicate for them to offer and sell to the public;

     o  through dealers or agents; or

     o to investors directly in negotiated sales or in competitively bid transactions.

     Any underwriter or agent involved in the offer and sale of the common stock will be named in the prospectus supplement.

     The prospectus supplement will describe:

     o the terms of the offering of the common stock, including the name of the agent or the names of any underwriters;

     o  the public offering or purchase price;

     o any conditions under which underwriters may have the option to purchase additional shares of common stock from us;

     o any discounts, concessions or commissions to be allowed or reallowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

     o any discounts and commissions to be allowed or paid to dealers and any securities exchanges on which the common stock may be listed; and

     o any transactions that underwriters may undertake in the open market in connection with the offering of common stock, including short sales, stabilizing transactions and purchases to cover positions created by short sales.

     Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the common stock being offered by that prospectus supplement.

     Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against civil liabilities, including liabilities under the Securities Act; or to contributions from us with respect to payments which the underwriters, dealers or agents may be required to make as a result of those civil liabilities.

     Underwriters to whom we sell common stock for public offering and sale are obliged to purchase all of those particular shares of common stock if any are purchased. This obligation is subject to customary conditions and may be modified in the applicable prospectus supplement.

     Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

                          VALIDITY OF THE COMMON STOCK

     Sullivan & Cromwell, New York, New York, will pass upon the validity of the common stock for us. Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the common stock for any underwriters or agents.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 9 of our Current Reports on Form 8-K is not incorporated by reference in this prospectus and registration statement. We furnished information under Item 9 of our Current Reports on Form 8-K on January 8, January 9, January 26, March 1 and March 26, 2001.

     We incorporate by reference the documents listed below, any filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock that we have registered.

     o The Annual Report on Form 10-K for the year ended December 31, 2000; and

     o The Current Reports on Form 8-K filed January 8, January 26 and March 9, 2001.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address or telephone number:

     Allegheny Energy, Inc.
     10435 Downsville Pike
     Hagerstown, MD 21740-1766
     Attention:  Marleen L. Brooks
                 Secretary
     Telephone:  (301) 665-2704

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any securities in any jurisdiction where it is unlawful.


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